These materials are important and require your immediate attention. They require shareholders of GameSquare Esports Inc. to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors.

GAMESQUARE

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A SPECIAL MEETING OF SHAREHOLDERS

OF

GAMESQUARE ESPORTS INC.

TO BE HELD ON MARCH 8, 2023 AT 10:00 A.M. (TORONTO TIME)

RECOMMENDATION TO SHAREHOLDERS:

THE BOARD OF DIRECTORS OF GAMESQUARE ESPORTS INC. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

February 7, 2023

February 7, 2023

Dear Shareholders:

On December 8, 2022, GameSquare Esports Inc. ("**GameSquare**") announced that it had entered into a definitive arrangement agreement (the "**Arrangement Agreement**") with Engine Gaming and Media, Inc. ("**Engine**"), pursuant to which, and subject to the terms and conditions of which, GameSquare and Engine will combine their businesses via an all share deal whereby Engine will acquire all of the issued and outstanding shares of GameSquare in exchange for shares of Engine (the "**Engine Shares**") in accordance with a plan of arrangement of GameSquare under the *Business Corporations Act* (Ontario) (the "**Arrangement**").

Following the Arrangement, former shareholders of GameSquare are expected to own approximately 60% of the combined entity and it is intended that the Engine Shares continue to trade on the Nasdaq Capital Stock Market and TSX Venture Exchange. The combined entity is expected to retain the "GameSquare" brand globally.

Pursuant to the terms of the Arrangement Agreement, Engine will acquire each outstanding GameSquare share in exchange for 0.08262 of an Engine common share (the "**Exchange Ratio**"). Each outstanding option of GameSquare will be exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

The Arrangement is expected to provide GameSquare shareholders with the following benefits resulting from the Arrangement:

- A highly complementary business with an accelerated path to profitability;
- Enhanced capital markets profile with improved access to U.S. investors and capital; and
- Expanded platform for future growth

In connection with the Arrangement, GameSquare has called a special meeting (the "**Meeting**") of holders of common shares and proportionate voting shares (the "**GameSquare shareholders**"), which will include the consideration of a special resolution to approve the arrangement under Section 182 of the *Business Corporations Act* (Ontario) pursuant to which securities of GameSquare will be exchanged for securities of Engine as set out in greater detail in the GameSquare circular for the Meeting (the "**Arrangement Resolution**"). The Meeting of GameSquare shareholders is being held concurrently with the annual and special meeting of Engine shareholders, which has been called to consider and approve the issuance of the Engine Shares forming the consideration to be issued to the shareholders of GameSquare pursuant to the Arrangement Agreement and related transactions.

The accompanying notice of meeting (the "**Notice of Meeting**") and management information circular (the "**Circular**") contain a detailed description of the Arrangement and set forth the actions to be taken by you

at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT GAMESQUARE SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

In order to become effective, the Arrangement Resolution must be approved at the Meeting by: (i) at least 66⅔% of the votes cast by GameSquare shareholders, voting as a single class, present in person or represented by proxy at the Meeting; and (ii) at least a majority of the votes cast by GameSquare shareholders, present in person or represented by proxy at the Meeting, excluding votes cast in respect of shares of GameSquare held by Engine and any other interested party, related party of an interested party or joint actor of GameSquare in accordance with the approval requirements of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*. In order to become effective, the Arrangement also requires the approval of the shareholders of Engine and is subject to court approval.

Your vote is important regardless of how many GameSquare shares you own. To ensure that your GameSquare shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of GameSquare shares are asked to return the enclosed form of proxy, properly completed and signed, prior to 10:00 a.m. (Toronto time) on March 6, 2023 (or a day, other than a Saturday, Sunday or holiday which is at least two (2) Business Days prior to any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting, in their sole discretion without notice.

Thank you for your continued support of GameSquare.

Sincerely,

/s/ "Justin Kenna"
Justin Kenna
Chief Executive Officer

GAMESQUARE ESPORTS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on March 8, 2023

NOTICE IS HEREBY GIVEN that pursuant to the interim order of the Ontario Superior Court of Justice (the "**Interim Order**"), a special meeting (the "**Meeting**") of the holders of common shares and proportionate voting shares (the "**Shareholders**") of GameSquare Esports Inc. (the "**Corporation**") will be held virtually via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445 on Thursday, March 8, 2023 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is attached as Appendix "A" to the accompanying management information circular (the "**Circular**") of the Corporation, approving the arrangement (the "**Arrangement**") involving the Corporation and Engine Gaming and Media, Inc. ("**Engine**"), pursuant to the arrangement agreement dated as of December 7, 2022 between the Corporation and Engine, under section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), all as more particularly set forth in the accompanying Circular; and

2. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular provides additional information relating to the matters to be considered at the Meeting, including the Arrangement.

THE BOARD OF DIRECTORS OF THE CORPORATION (THE "BOARD") HAS APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ARRANGEMENT.

In approving the Arrangement and making its recommendation, the Board considered a number of factors as described in the Circular under the heading "*The Arrangement – Reasons for the Arrangement*".

The Board has fixed the close of business on January 23, 2023 as the record date (the "**Record Date**"). Only Shareholders of record as at that date are entitled to receive notice of the Meeting.

Pursuant to the plan of arrangement (the "**Plan of Arrangement**"), which is attached to the Circular as Appendix "B", and the Interim Order, which is attached to the Circular as Appendix "H", Shareholders whose names appear in the register of common shares and the proportionate voting shares (the "**Shares**") maintained by or on behalf of the Corporation as of the close of business on the Record Date ("**Registered Shareholders**") have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Shares in accordance with the provisions of Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement).

Persons who are beneficial holders of Shares whose Shares are registered in the name of a broker, custodian, nominee or other intermediary ("**Non-Registered Shareholders**") who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. Accordingly, a Non-Registered Shareholder who desires to exercise the right of dissent must make arrangements for the Registered Shareholder to dissent on the Non-Registered Shareholder's behalf. Alternatively, the Non-Registered Shareholder could make arrangements for the Shares to be registered in such Non-Registered Shareholder's name prior to the time

the written objection to the Arrangement Resolution is required to be received by the Corporation. **A Shareholder's right to dissent is more particularly described in the accompanying Circular. Failure to strictly comply with the requirements set forth in Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement) may result in the loss of any right of dissent.**

The Circular, this notice of Meeting and the form of proxy or voting instruction, as applicable, (collectively, the "**Meeting Materials**") are being mailed to Shareholders of record as at the Record Date and are available under the Corporation's profile on the System for Electronic Document Analysis and Retrieval, online at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

To mitigate risks associated with the ongoing impact of COVID-19 to the health and safety of the Corporation's Shareholders, employees and other stakeholders, the Corporation will hold the Meeting in a virtual only format which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445. At this website, Shareholders will be able to participate in the Meeting, submit questions and vote their Shares while the Meeting is being held. The Corporation hopes that hosting a virtual meeting helps enable greater participation by its Shareholders by allowing Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risks that are associated with large gatherings.

Registered Shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1445. If you are a Registered Shareholder, whether or not you plan to attend the Meeting, you are requested to complete, sign, date and return to TSX Trust, the transfer agent and registrar of the Shares, the enclosed form of proxy. **To be valid, proxies must be deposited with TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or over the internet at www.voteproxyonline.com no later than 10:00 a.m. (Toronto time) on March 6, 2023, being the second last business day preceding the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.**

If you are a Non-Registered Shareholder, whether or not you plan to attend the Meeting, you should complete and send the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided by your broker, custodian, nominee or other intermediary. These instructions include the additional step of registering proxyholders with TSX Trust, the transfer agent and registrar of the Shares, after submitting your form of proxy or voting instruction form. Failure to register the proxyholder with the Corporation's transfer agent will result in the proxyholder not receiving a "Control Number" or username to participate in the Meeting and only being able to attend as a guest. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or submit questions at the Meeting. Please refer to the voting instructions provided in the "Voting Information for Non-Registered Holders" section of the accompanying Circular and call your broker, dealer or other intermediary for information on how you can vote your Shares.

Your participation as a Shareholder is very important to the Corporation. Please ensure your Shares are represented at the Meeting.

DATED at Toronto, Ontario, this 7th day of February, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

By: *"Kevin Wright"*
Name: Kevin Wright
Title: Chair

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR 1
- Introduction 1
- Information Regarding Engine 2
- Forward-looking Information and Statements 2
- Information for Securityholders in the United States 4

GLOSSARY OF TERMS 7

SUMMARY 21
- Information Concerning the Meeting 21
  - Purpose of the Meeting 21
  - Meeting and Record Date 21
  - Voting at the Meeting 21
- Summary of the Arrangement 22
- Background to the Arrangement 22
- Fairness Opinion 22
- Recommendation of the Board 22
- Reasons for the Arrangement 23
- Arrangement Mechanics 24
- Summary of Key Procedural Steps for the Arrangement to Become Effective 26
- Procedure for the Exchange of the Corporation's Shares 26
- Interests of Certain Persons or Companies in the Arrangement 26
- Stock Exchange and Reporting Issuer Status 27
- Canadian Securities Law Matters 27
- U.S. Securities Law Matters 27
- Risk Factors 27
- Certain Canadian Federal Income Tax Considerations 27
- Certain U.S. Federal Income Tax Considerations 28
- Dissent Rights 28

INFORMATION CONCERNING THE MEETING 29
- Purpose of the Meeting 29
- Date, Time and Place of the Meeting 29
- Proxy Solicitation 29
- Attending the Meeting 29
- Virtual Only Format 29
- Participation by Registered Shareholders and Duly Appointed Proxyholders 30
- Participation by Non-Registered Shareholders 30
- Voting Information for Registered Shareholders 30
- Voting by Proxy 31
- Revocation of Proxy 31
- Voting at the Meeting 32
- Voting Information for Non-Registered Shareholders 32
- Voting by Proxy 32
- Revocation of Proxy 33
- Voting at the Meeting 34
- Delivery of Proxy-Related Materials to Objecting Non-Registered Shareholders 34
- Registering a Proxyholder 34
- Voting of Shares 35
- Record Date 35
- Quorum 35
- Voting Securities and Principal Holders Thereof 35

THE ARRANGEMENT 36
- Purpose of the Arrangement 36
- Background to the Arrangement 36
- Fairness Opinion 37
- Recommendation of the Board 38
- Reasons for the Arrangement 38
- Arrangement Mechanics 40
- Summary of Key Procedural Steps for the Arrangement to Become Effective 42
- Procedure for the Exchange of the Corporation's Shares 43
  - Cancellation of Rights after Six Years 44
  - Withholding Rights 44
- Interests of Certain Persons or Companies in the Arrangement 45
  - Security Ownership – Directors and Senior Officers 45
  - Change of Control under Existing Agreements with Executives 47
  - Directors' and Officers' Insurance 47
- Stock Exchange and Reporting Issuer Status 47

SECURITIES LAW MATTERS 47
- Canadian Securities Law Matters 47
  - Collateral Benefits 48
  - Formal Valuation 48
  - Minority Approval 48
  - Prior Valuations and Bona Fide Prior Offers 49
- U.S. Securities Law Matters 49
  - Exemption from U.S. Registration 49
  - Affiliates – Rule 144 51
  - Affiliates – Regulation S 51
- Pro Forma Economic Ownership of the Resulting Issuer 51
- Effect of the Arrangement on the Corporation's Securityholders' Rights 51

THE ARRANGEMENT AGREEMENT 53
- Representations and Warranties 53
- Covenants of the Corporation regarding Conduct of the Business 53
- Covenants of Engine regarding Conduct of the Business 53
- Covenants relating to the Arrangement Agreement 54
- Regulatory Approvals 54
- Stock Exchange Matters 54
- Insurance and Indemnification 55
- Conditions for Completion of the Transaction 55
  - Conditions in Favour of the Corporation and Engine 55
  - Conditions in Favour of Engine 56
  - Conditions in Favour of the Corporation 56
- Notice and Cure 57
- Additional Covenants Regarding Non-Solicitation 58
- Notification of Acquisition Proposal 58
- Responding to an Acquisition Proposal 59
- Right to Match 60

Termination of Arrangement Agreement ... 61
INFORMATION CONCERNING THE CORPORATION ... 62
Interest of Informed Persons in Material Transactions ... 63
Commitments to Acquire Securities of the Corporation ... 63
Acceptance of Arrangement and Benefits ... 63
Material Changes in the Affairs of the Corporation and Other Benefits ... 63
Arrangements between the Corporation and Securityholders ... 64
Previous Distributions ... 64
Dividend Policy ... 66
Expenses of the Arrangement ... 66
INFORMATION CONCERNING ENGINE ... 66
INFORMATION CONCERNING THE RESULTING ISSUER ... 67
RISK FACTORS ... 67
The Arrangement May Not Be Completed ... 67
Possible Failure to Realize Anticipated Benefits of the Arrangement ... 68
Risks Related to the Businesses of Engine and the Corporation ... 68
Engine and the Corporation Expect to Each Incur Significant Costs Associated with the Arrangement ... 68
Dissent Rights ... 68
The Engine Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected ... 69
Restrictions from Pursuing Business Opportunities ... 69
The Pro Forma Financial Statements are Presented for Illustrative Purposes Only and may not be an Indication of the Resulting Issuer's Financial Condition or Results of Operations Following the Arrangement ... 69
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS ... 69
Holders Resident in Canada ... 70
Exchange of Shares for Engine Shares ... 71
Taxation of Dividends on Engine Shares ... 71
Disposition of Engine Shares ... 72
Taxation of Capital Gains and Capital Losses ... 72
Additional Refundable Tax ... 72
Minimum Tax ... 73
Dissenting Resident Holders ... 73
Holders Not Resident in Canada ... 74
Exchange of Shares for Engine Shares ... 74
Disposition of Engine Shares ... 74
Taxable Canadian Property ... 74
Taxation of Dividends on Engine Shares ... 75
Dissenting Non-Resident Holders ... 75
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ... 76
Scope of this Disclosure – Authorities ... 76
U.S. Holders ... 76
Non-U.S. Holders ... 77
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed ... 77
Controlled Foreign Corporation Status ... 78
PFIC Status ... 78
Additional Assumptions ... 79
U.S. Federal Income Tax Consequences of the Arrangement ... 79
Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization ... 79
Tax Consequences if the Arrangement Does Not Qualify as a Reorganization ... 80
Dissenting U.S. Holders ... 80
Ownership and Disposition of Engine Shares ... 81
Distributions on Engine Shares ... 81
Foreign Tax Credits ... 82
Sale, Exchange or Other Taxable Disposition of Engine Shares ... 82
Information with Respect to Foreign Financial Assets ... 82
Information Reporting and Backup Withholding ... 83
Other Tax Considerations ... 83
DISSENT RIGHTS ... 83
Dissent Rights to the Arrangement Resolution for Shareholders ... 84
Section 185 of the OBCA ... 85
Addresses for Notice ... 86
Strict Compliance with Dissent Provisions Required ... 86
OTHER INFORMATION ... 86
Other Material Facts ... 86
Auditor, Transfer Agent and Registrar ... 87
Additional Information ... 87
OTHER MATTERS ... 87
LEGAL MATTERS ... 87
DIRECTORS' APPROVAL ... 87
CONSENT OF EVANS & EVANS ... 88
APPENDIX "A" ARRANGEMENT RESOLUTION ... A-1
APPENDIX "B" PLAN OF ARRANGEMENT ... B-1
APPENDIX "C" DISSENT PROVISIONS OF THE OBCA ... C-1
APPENDIX "D" INFORMATION CONCERNING THE CORPORATION ... D-1
APPENDIX "E" INFORMATION CONCERNING ENGINE ... E-1
APPENDIX "F" INFORMATION CONCERNING THE RESULTING ISSUER ... F-1
APPENDIX "G" EVANS & EVANS FAIRNESS OPINION ... G-1
APPENDIX "H" INTERIM ORDER ... H-1
APPENDIX "I" NOTICE OF APPLICATION FOR FINAL ORDER ... I-1
APPENDIX "J" COMPARISON OF RIGHTS UNDER THE OBCA AND THE BCBCA ... J-1

GAMESQUARE ESPORTS INC.

MANAGEMENT INFORMATION CIRCULAR

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".

Introduction

This management information circular (this "Circular") is furnished in connection with the solicitation by the management of GameSquare Esports Inc. (the "Corporation") of proxies to be used at the Corporation's special meeting (the "**Meeting**") of holders of common shares and proportionate voting shares of the Corporation (the "**Shares**") to be held on March 8, 2023 in a virtual only format which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445 or at any adjournment or postponement thereof for the purposes set out in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, internet, facsimile or other proxy solicitation services, by directors, officers or employees of the Corporation or such other persons as may be designated by the Corporation for such purpose without special compensation, or by the Corporation's transfer agent, TSX Trust, at nominal cost. The costs of solicitation will be borne by the Corporation. The Corporation is not sending proxy-related materials in connection with the Meeting to Registered Shareholders or Non-Registered Shareholders using the notice-and-access provisions set out in National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**").

All summaries of, and references to, the Arrangement Agreement in this Circular are subject to, and qualified in their entirety by, reference to the complete text of the Arrangement Agreement, a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com. Shareholders may contact the Corporation's investor relations department by phone at 216-464-6400 or by e-mail at IR@gamesquare.com to obtain without charge a copy of the Arrangement Agreement. All references to the Plan of Arrangement are subject to, and qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix "B" to this Circular.

No person has been authorized to give any information or make any representation in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

Except as otherwise indicated in this Circular, references to "Canadian dollars" or "C$" are to the currency of Canada, references to "U.S. dollars" or "US$" are to the currency of the United States. All references to "$" or "dollars" set forth in this Circular are to United States dollars. All information contained in this Circular is given as of February 7, 2023 unless otherwise specifically stated.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase securities in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation or an offer or proxy solicitation in such jurisdiction. The delivery of this Circular does not, under any circumstances, imply or represent that there has been no change in the information set forth herein since the date of this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

If you hold Shares through an intermediary, you should contact your intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Regarding Engine

The information concerning Engine Gaming and Media, Inc. ("**Engine**") contained in this Circular has been provided by Engine. Although the Corporation has no knowledge that would indicate that any of such information is untrue or incomplete, the Corporation does not assume any responsibility for the accuracy or completeness of such information or the failure by Engine to disclose events that may have occurred or may affect the completeness or accuracy of such information, but that are unknown to the Corporation.

For further information regarding Engine, please refer to Appendix "E" to this Circular and to Engine's filings with the securities regulatory authorities, which may be obtained under Engine's profile on SEDAR at www.sedar.com.

Forward-looking Information and Statements

Certain statements contained in this Circular constitute forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "**forward-looking statements**"). The use of any of the words "anticipate", "continue", "expect", "intend", "project", "may", "will", "proposed", "should", "believe", "is subject" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this Circular should not be unduly relied upon. These forward-looking statements speak only as of the date of this Circular.

In particular, this Circular includes forward-looking statements including statements pertaining to the following:

- completion of the Arrangement and the anticipated benefits thereof;
- the timing of the Arrangement, including the anticipated Effective Date of the Arrangement;
- the ability of the Corporation and Engine to satisfy, in a timely manner, the conditions to, and to complete, the Arrangement;
- the timing and receipt of all regulatory, court, stock exchange, shareholder and other approvals for the Arrangement;
- the anticipated timing for, and receipt of, the Final Order;

- the treatment of Shareholders under tax laws;
- the de-listing of the Common Shares from the CSE, and the approval of the securities regulatory authorities in order for the Corporation to cease to be a reporting issuer, and the timing thereof;
- Engine obtaining the necessary approvals from the TSXV and Nasdaq for the listing of the Engine Shares in connection with the Arrangement;
- the effect on the Corporation if the Arrangement is not completed or completed on different terms than those described herein; and
- the business, operations and obligations of the Corporation and Engine after the Effective Time.

In addition, forward-looking statements respecting the anticipated benefits of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement, and current industry, economic and market conditions.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

- the inability to obtain required consents or approvals of the Arrangement (including Court approval), and Shareholder approval of the Arrangement Resolution in accordance with the required timelines contained in the Arrangement Agreement and risks associated with receiving CSE approval to de-list the Common Shares and securities regulatory approval for the Corporation to cease to be a reporting issuer;
- the inability to satisfy the other conditions to the Arrangement Agreement prior to the scheduled closing of the Arrangement;
- the failure to realize anticipated benefits of the Arrangement;
- general economic conditions in Canada and the United States;
- industry conditions;
- governmental regulation;
- fluctuations in foreign exchange or interest rates;
- stock market volatility and market valuations; and
- the other factors discussed under the heading "*Risk Factors*".

In respect of the forward-looking statements and information concerning the anticipated benefits, expectations and timing of the Arrangement, the Corporation has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Corporation to receive, in a timely manner and on satisfactory terms, the necessary Shareholder and third-party approvals (including the Final Order); the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement. Anticipated dates may change for a number of reasons, such as the inability to secure the necessary Shareholder and third-party approvals in the time assumed or the need for additional time to

satisfy the other conditions to the completion of the Arrangement. Accordingly, Shareholders should not place undue reliance on the forward-looking statements and information contained in this Circular.

Additional information on other factors that could cause actual events or actual results to differ materially from those contemplated by the forward-looking statements and information contained in this Circular may be found in the Corporation's filings with the Canadian securities regulatory authorities on SEDAR, including the risk factors contained in the Corporation's annual report on Form 20-F for the fiscal year ended December 31, 2021 (which, for purposes of applicable Securities Laws, constitutes the Corporation's annual information form) (the "**Form 20-F**"), and in the Corporation's management's discussion and analysis for the thirteen months ended December 31, 2021 and the year ended November 30, 2020. The forward-looking statements and information contained in this Circular are based on the Corporation's expectations, estimates and projections as of the date hereof, and should not be relied upon as representing the Corporation's estimates as of any subsequent date.

The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required under applicable Securities Laws, the Corporation does not undertake or assume any obligation to publicly update or revise any forward-looking statements. Shareholders should read this entire Circular and consult their own professional advisors to assess the legal issues, risk factors and other aspects of the Arrangement prior to voting their Shares.

Information for Securityholders in the United States

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED BY ENGINE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The issuance of Consideration Shares, Replacement Options, Replacement RSUs and Replacement Warrants by Engine to Securityholders in exchange for their respective securities in the Corporation pursuant to the Arrangement has not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and such Engine securities will be issued in reliance upon the Section 3(a)(10) Exemption on the basis of, among other things, the approval of the Court, and will be issued in reliance upon exemptions from registration under applicable state securities laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more *bona fide* outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act, where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction or Governmental Entity that is expressly authorized by law to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities are proposed to be issued have the right to appear and receive timely and adequate notice thereof.

The Court is authorized by law to grant such approval and is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on February 6, 2023, and the Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Toronto time) on March 13, 2023 (or as soon thereafter as legal counsel can be heard) at the Ontario Superior Court of Justice (Commercial List), subject to the approval of the Arrangement Resolution by the Shareholders.

All Securityholders are entitled to appear and be heard at this hearing for the Final Order. The Final Order of the Court will, if granted, constitute the basis for the Section 3(a)(10) Exemption with respect to the issuance of Consideration Shares, Replacement Options, Replacement RSUs and Replacement Warrants to Securityholders in exchange for their respective securities in the Corporation pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be advised that Engine will rely on the Section 3(a)(10) Exemption based on the Court's approval of the fairness of the terms and conditions of the Arrangement.

The Section 3(a)(10) Exemption will not be available for the issuance of securities upon the exercise of Replacement Options, Replacement RSUs and Replacement Warrants. This means that the Engine Shares issuable upon exercise or conversion of the Replacement Options, Replacement RSUs and Replacement Warrants cannot be issued in the United States or to a U.S. Person in reliance on the Section 3(a)(10) Exemption, and the Replacement Options and Replacement Warrants may only be exercised in the United States or by a U.S. Person and the underlying Engine Shares issued pursuant to Engine's effective registration statement on Form S-8 (File No. 333-257418), a registration statement to be filed by Engine in accordance with General Instructions E to Form S-8 under the U.S. Securities Act or a then-available exemption from the registration requirements of the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States.

The Engine Shares to be issued by Engine to Shareholders under the Plan of Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by Persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Engine at the Effective Date or who have been affiliates of Engine within 90 days before such resale. Persons who may be deemed to be "affiliates" of an issuer pursuant to Rule 144 under the U.S. Securities Act generally include individuals or entities that directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. "Control" means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise. Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. Shareholders who are affiliates of Engine solely by virtue of their status as an officer or director of Engine may sell their Engine Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. See "*Securities Law Matters – U.S. Securities Law Matters*".

The solicitation of proxies is being made and the transactions contemplated herein are being undertaken by Canadian issuers in accordance with Canadian corporate and securities laws and, by virtue of an exemption provided by Rule 3a12-3 under the U.S. Exchange Act applicable to proxy solicitations by "Foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act), this solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act or the rules promulgated thereunder. Shareholders should be aware that disclosure requirements for proxy statements under such Canadian laws are different from requirements for proxy statements under the U.S. Exchange Act relating to both U.S. domestic issuers and foreign private issuers within the meaning of Rule 3b-4, and this Circular has not been filed with or approved by the SEC or the securities regulatory authority of any state within the United States. Likewise, information concerning the operations of each of Engine and the Corporation has been prepared in accordance with Canadian standards, and may not be comparable to similar information for U.S. domestic issuers.

The financial statements of the Corporation and Engine and other financial information, included in or incorporated by reference in this Circular, have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally

accepted accounting principles and United States auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements and financial information prepared in accordance with United States generally accepted accounting principles and that are subject to United States auditing and auditor independence standards.

Completion of the transactions described herein may have tax consequences under the laws of both the United States and Canada. Securityholders are advised to consult their own tax advisors to determine any particular tax consequences to them of the transactions to be effected in connection with the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the applicable laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by Shareholders of civil liabilities under securities laws of the United States may be affected adversely by the fact that each of the Corporation and Engine is incorporated outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a foreign country and that some of the assets of the Corporation and Engine and the aforementioned Persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders to effect service of process within the United States upon the Corporation, Engine, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Shareholders should not assume that the courts of Canada: (a) would allow them to sue the Corporation, Engine, their respective officers or directors, or the experts named herein in the courts of Canada; (b) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (c) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF CERTAIN SECURITIES, TAX AND OTHER LEGAL ISSUES APPLICABLE TO THE ISSUANCE, EXCHANGE AND RESALE OF THE ENGINE SECURITIES TO BE ISSUED AND EXCHANGED IN THE ARRANGEMENT. U.S. SECURITYHOLDERS SHOULD REVIEW THE SECTION BELOW ENTITLED CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS HEREIN AND SHOULD CONSULT THEIR OWN TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE PARTICULAR CONSEQUENCES TO THEM OF THE ARRANGEMENT.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below:

"**Acquisition Proposal**" means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement, any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any Person or group of Persons (other than from the other Party or any of its Subsidiaries) made after the date hereof relating to, in each case, whether in a single transaction or a series of transactions:

(a) any direct or indirect acquisition or sale (or lease, exchange, license, transfer or other arrangement having the same economic effect as a sale) of: (a) assets of such Party (including, without limitation, shares of one or more of its Subsidiaries) and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries (in each case based on the consolidated financial statements of the Party most recently filed on SEDAR prior to such offer, proposal, expression of interest or inquiry); or (b) 20% or more of any class of outstanding voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party;

(b) any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, exclusive license, liquidation, dissolution or other similar transaction involving such Party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries (in each case based on the consolidated financial statements of the Party most recently filed on SEDAR prior to such offer, proposal, expression of interest or inquiry); or

(d) any other similar transactions involving such Party economically and functionally equivalent to the foregoing;

"**Affiliates**" has the meaning ascribed thereto in National Instrument 45-106 – *Prospectus Exemptions*;

"**allowable capital loss**" has the meaning ascribed thereto under the heading "*Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses*";

"**Arrangement**" or "**Plan of Arrangement**" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in Schedule "A" of the Arrangement Agreement, which is incorporated by reference in the Circular and can be found on SEDAR at www.sedar.com, and which is subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Corporation and Engine, each acting reasonably;

“**Arrangement Agreement**” means the agreement made as of December 7, 2022 between the Corporation and Engine including all Schedules thereto as filed on SEDAR and incorporated by reference in this Circular;

“**Arrangement Resolution**” means the special resolution to approve the Plan of Arrangement to be considered at the Meeting by Shareholders, substantially in the form attached as Appendix “A” to this Circular;

“**Articles of Arrangement**” means the articles of arrangement of the Corporation in respect of the Plan of Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall be in a form satisfactory to the Corporation and Engine, each acting reasonably;

“**BCBCA**” means the *Business Corporations Act* (British Columbia);

“**Board**” means the board of directors of the Corporation;

“**Board Recommendation**” means the Board’s determination that the Plan of Arrangement is in the best interests of the Corporation and its unanimous recommendation that Shareholders vote in favour of the Arrangement Resolution;

“**Broadridge**” means Broadridge Investor Communications Solutions;

“**Business Day**” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario;

“**Canada-U.S. Treaty**” means the Canada-United States Income Tax Convention (1980);

“**CDS**” means CDS Clearing and Depository Services Inc.;

“**Certificate of Arrangement**” means the certificate of arrangement to be issued by the OBCA Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“**CFC**” has the meaning ascribed thereto under the heading “*Certain U.S. Federal Income Tax Considerations*”;

“**Circular**” means this management information circular;

“**Chair**” has the meaning ascribed thereto under the heading “*Information Concerning the Meeting – Attending the Meeting*”;

“**Change in Recommendation**” means, in respect of the Corporation, a Corporation Change in Recommendation and in respect of Engine, means an Engine Change in Recommendation;

“**Circular**” means this information circular dated February 7, 2023 together with all appendices hereto;

“**Code**” means the United States Internal Revenue Code of 1986, as amended;

“**Common Shares**” means the common shares in the capital of the Corporation;

“**Confidentiality Agreement**” has the meaning ascribed thereto under the heading “*The Arrangement – Background to the Arrangement*”;

"**Consideration**" means the consideration payable pursuant to the Arrangement to a Person who is a Shareholder, which shall be such number of Engine Shares as is equal to each Share multiplied by the Exchange Ratio;

"**Consideration Shares**" means the Engine Shares to be received by Shareholders pursuant to the Arrangement Agreement and in accordance with the Exchange Ratio (other than Dissenting Shareholders who are ultimately entitled to receive fair value for their Shares in accordance with the Plan of Arrangement);

"**Corporation**" means GameSquare Esports Inc., a corporation existing under the laws of Ontario;

"**Corporation Change in Recommendation**" means the Board (or any committee thereof) (A) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Engine, the Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes the Corporation or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause the Corporation or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d)) of the Arrangement Agreement; (D) fails to affirm publicly and without qualification the Board Recommendation within five (5) Business Days following the public announcement of an Acquisition Proposal in respect of the Corporation and the written request by Engine to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Meeting, then, notwithstanding the foregoing, the Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above to be sent to Shareholders in connection with the Meeting, including any amendments or supplements thereto;

"**Corporation Material Adverse Effect**" means a Material Adverse Effect in respect of the Corporation;

"**Court**" means the Ontario Superior Court of Justice (Commercial List);

"**COVID-19**" means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions thereof or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

"**CRA**" means the Canada Revenue Agency;

"**CSE**" means the Canadian Securities Exchange;

"**Depositary**" means Computershare Trust Company of Canada or such other Person that may be jointly appointed by the Corporation and Engine to act as depositary in respect of the Arrangement;

"**Dissent Rights**" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"**Dissenting Share(s)**" means the Shares in respect of which a Dissenting Shareholder dissents;

"**Dissenting Shareholder**" means a Registered Shareholder who, in connection with the Arrangement Resolution, has validly exercised Dissent Rights, has not withdrawn or deemed to have withdrawn such exercise of Dissent Rights, and is ultimately entitled to be paid the fair value of such Shareholder's Shares;

"**DRS Statement(s)**" means direct registration statement(s);

"**Effective Date**" means the date shown on the Certificate of Arrangement giving effect to the Plan of Arrangement;

"**Effective Time**" means 12:01a.m. (Toronto time) on the Effective Date;

"**Engine**" means Engine Gaming and Media, Inc.;

"**Engine Board**" means the board of directors of Engine, as constituted from time to time;

"**Engine Board Recommendation**" means Engine will ensure that the Engine proxy statement, at the time it becomes effective, complies in all material respects with Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by the Corporation for inclusion in the Engine proxy statement and the Corporation acknowledges that it shall be solely responsible for the completeness, accuracy or sufficiency of any information relating to the Corporation or its Subsidiaries included in the Engine proxy statement and that Engine shall not be responsible for ensuring the completeness, accuracy or sufficiency of such information). Without limiting the generality of the foregoing, but subject to Section 5.3 of the Arrangement Agreement, the Engine proxy statement must include a statement that the Engine Board has, upon recommendation of the Engine Board, unanimously determined that the Arrangement is in the best interests of Engine and unanimously recommends that Engine Shareholders vote in favour of the Engine Transaction Resolution;

"**Engine Change in Recommendation**" means the Engine Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to the Corporation, the Engine Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the Engine Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Engine or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Engine or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d) of the Arrangement Agreement), (D) fails to affirm publicly and without qualification the Engine Board Recommendation within five (5) Business Days following the public announcement of any Acquisition Proposal in respect of Engine and the written request by the Corporation to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Engine Meeting, then, notwithstanding the foregoing, the Engine Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Engine Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above;

"**Engine Gaming Omnibus Incentive Plan**" means the omnibus inventive plan adopted in accordance with the policies of the TSXV which provides that the Engine Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of

Engine and/or its affiliates, Engine common share purchase options, restricted share units, and deferred share units;

"**Engine Material Adverse Effect**" means a Material Adverse Effect in respect of Engine;

"**Engine Meeting**" means the annual and special meeting of the Engine Shareholders to be held at the offices of Fogler, Rubinoff LLP, 77 King St. W., Suite 3000, Toronto, Ontario, M5K 1G8 at 10:00 a.m. (Toronto time) on March 8, 2023 and including any adjournment(s) or postponement(s) thereof;

"**Engine Options**" means the outstanding options, if any, to purchase Engine Shares issued pursuant to the Engine Gaming Omnibus Incentive Plan;

"**Engine RSUs**" means the restricted stock units issuable to eligible participants under the Engine Gaming Omnibus Incentive Plan;

"**Engine Shareholder Approval**" means the approval of the Engine Transaction Resolution by a majority of Engine Shares outstanding and entitled to vote at the Engine Meeting;

"**Engine Shareholders**" means the registered and/or beneficial holders of the Engine Shares, as the context requires;

"**Engine Shares**" means common shares in the capital of Engine;

"**Engine Transaction Resolution**" means the ordinary resolution of Engine Shareholders to be considered at the Engine Meeting authorizing and approving the Transaction;

"**Evans & Evans**" means Evans & Evans, Inc.;

"**Exchange Approvals**" means the Nasdaq Approval and the TSXV Approval;

"**Exchange Ratio**" means, 0.08262 Engine Shares for each Share;

"**Excluded Votes**" means the votes attached to the Shares held by Shareholders referred to in items (a) through (d) of section 8.1(2) of MI 61-101;

"**Fairness Opinion**" has the meaning ascribed thereto under the heading "*The Arrangement – Fairness Opinion*", a copy of which is attached as Appendix "G";

"**FHSA**" means a first home savings account;

"**FHSA Amendments**" has the meaning ascribed thereto under the heading "*Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment*";

"**Final Order**" means the final order of the Court after a hearing upon the fairness of the terms and conditions of the Plan of Arrangement, in a form acceptable to the Corporation and Engine, each acting reasonably, approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and Engine, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and Engine, each acting reasonably) on appeal;

"**foreign private issuer**" has the same meaning as it does in Rule 3b-4 of the U.S. Exchange Act;

"**Form 20-F**" means the Corporation's annual report on Form 20-F for the fiscal year ended December 31, 2021;

"**forward-looking statements**" has the meaning ascribed thereto under the heading "*Management Information Circular – Forward-looking Information and Statements*";

"**Governmental Entity**" means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

"**GRA**" has the meaning ascribed thereto under the heading "*Certain U.S. Federal Income Tax Considerations*";

"**Holder**" has the meaning ascribed thereto under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**IFRS**" means generally accepted accounting principles as set out in the *CPA Canada Handbook – Accounting* for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

"**In-The-Money Amount**" in respect of a stock option means, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

"**Interim Order**" means the interim order of the Court dated February 6, 2023 and attached hereto as Appendix "H", providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and Engine, each acting reasonably;

"**IRS**" means the Internal Revenue Service;

"**Law**" means any and all laws, statutes, codes, guidelines, ordinances, decrees, rules, regulations, by-laws, treaties, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, Orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity, including, without limitation, laws concerning privacy and / or security of personal health information, and the term "applicable" with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

"**Letter of Transmittal**" means the letter of transmittal for use by Registered Shareholders, in the form accompanying the Meeting Materials;

"**Lien**" means any mortgage, charge, pledge, hypothec, security interest, prior claim, restrictive covenant, lien (statutory or otherwise), or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute;

"**Matching Period**" means at least five (5) Business Days have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received a copy of the proposed definitive agreement for the Superior Proposal and all ancillary documents (and supporting materials) containing material terms and conditions of the Superior Proposal, including any financing documents supplied to a Receiving Party in connection therewith;

"**Material Adverse Effect**" means in respect of any Person, any change, event, occurrence, effect, state of facts, development, condition or circumstance, that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of that Person and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from or arises in connection with:

(a) changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Person and its Subsidiaries operate generally;

(b) any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(c) any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d) any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(e) any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(f) any generally applicable change in applicable accounting principles, including IFRS;

(g) any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto, (2) as required by Law (except to the extent that such legal requirement arose by reason of failure of the applicable Party or a Subsidiary thereof to comply with applicable Law or any applicable Regulatory Approval or the terms of any Permit), or (3) in accordance with, or as explicitly permitted under, the terms of the Arrangement Agreement;

(h) the failure in and of itself of the Person to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Person or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred;

(i) the announcement of the Transaction or the pendency of the Transaction; and

(j) any decrease in the market price or any decline in the trading volume of the equity securities of the Person (it being understood that the causes underlying such change in trading price

or trading volume, other than those identified in paragraphs (a) through (g) above may be taken into account in determining whether a Material Adverse Effect has occurred),

provided, if any change, event, occurrence, effect, state of facts, development, condition or circumstance referred to in clauses (a) through to and including (g) above has a materially disproportionate effect on the a Person and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and the Subsidiaries operate, such effect may be taken into account in determining whether a "Material Adverse Effect" has occurred in respect of such Person. Notwithstanding the foregoing, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

"**Meeting**" means the special meeting of Shareholders to be held on March 8, 2023 and including any adjournment(s) or postponement(s) thereof in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"**Meeting Materials**" means this Circular, the Notice of Meeting attached hereto, the form of proxy and the voting instruction form;

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*;

"**Misrepresentation**" has the meaning ascribed thereto under the *Securities Act* (Ontario);

"**Nasdaq**" means the Nasdaq Capital Market;

"**Nasdaq Approval**" means the initial listing application prepared by Engine and submitted to Nasdaq to list the Engine Shares;

"**NI 54-101**" means National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*;

"**NOBO**" means Non-Objecting Beneficial Owner;

"**Non-Resident Dissenter**" means a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement;

"**Non-Resident Holder**" means a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Shares or Engine Shares in connection with carrying on a business in Canada;

"**Non-Registered Shareholders**" has the meaning ascribed thereto under the heading "*Information Concerning the Meeting – Voting Information for Non-Registered Shareholders*";

"**Non-U.S. Holder**" has the meaning ascribed thereto under the heading "*Certain U.S. Federal Income Tax Considerations*";

"**Notice of Application**" means the notice of application applying for the Final Order approving the Arrangement attached hereto as Appendix "I";

"**Notice of Dissent**" has the meaning ascribed thereto under the heading "*Dissent Rights*";

"**Notice of Meeting**" means the notice of special meeting of Shareholders that accompanies this Circular;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**OBCA Director**" means the Director appointed under section 278 of the OBCA;

"**OBOs**" means Objecting Beneficial Owners;

"**Option**" means options to purchase Shares granted under the Option Plan;

"**Option Plan**" means the incentive stock option plan of the Corporation initially approved at the annual and special meeting of Shareholders held on September 21, 2021;

"**Order**" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, reports, awards or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

"**Ordinary Course**" means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement;

"**Outside Date**" means April 30, 2023, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 45 days if all of the other conditions set forth Article 6 of the Arrangement Agreement (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived and the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two (2) Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Regulatory Approvals or the Final Order is primarily the result of such Party's Wilful Breach of the Arrangement Agreement;

"**Parties**" means, together, the Corporation and Engine and "**Party**" means any one of them;

"**Permit**" means any lease, license, permit, certificate, consent, Order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

"**Person**" includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity;

"**PFIC**" has the meaning ascribed thereto under the heading "*Certain U.S. Federal Income Tax Considerations*";

"**Plan Payor**" means each of the Corporation, Engine, the Resulting Issuer, the Depositary and any other Person that makes a payment under the Plan of Arrangement, as applicable;

"**Pre-Closing Period**" means from December 7, 2022, until the earlier of the Effective Time or the date the Arrangement Agreement is terminated;

"**Proposed Amendments**" has the meaning ascribed thereto under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**PV Share(s)**" means the proportionate voting shares in the capital of the Corporation as currently constituted;

"**QFC**" has the meaning ascribed thereto under the heading "*Certain U.S. Federal Income Tax Considerations*";

"**RDSP**" means a registered disability savings plan;

"**Receiving Party**" means the Party to the Arrangement Agreement that receives an Acquisition Proposal which constitutes a Superior Proposal;

"**Record Date**" means the close of business on January 23, 2023;

"**Registered Plan**" has the meaning ascribed thereto under the heading "*Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment*";

"**Registered Shareholders**" means Shareholders whose names appear in the register of Shares maintained by or on behalf of the Corporation as of the close of business on the Record Date;

"**Regulatory Approval**" means any consent, waiver, Permit, exemption, review, Order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, Permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Exchange Approvals;

"**Reorganization**" means a reorganization within the meaning of Section 368(a) of the Code;

"**Replacement Option(s)**" means the options to purchase Engine Shares to be issued by Engine in exchange for each of the outstanding Options at the Effective Time pursuant to the Arrangement Agreement and in accordance with the Plan of Arrangement;

"**Replacement Option Exercise Price**" means an exercise price per Engine Share equal to the exercise price per share of such Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent;

"**Replacement RSU(s)**" means Engine RSUs to be issued by Engine in exchange for each of the outstanding RSUs at the Effective Time pursuant to the Arrangement Agreement and in accordance with the Plan of Arrangement;

"**Replacement Warrant(s)**" means the warrants to purchase Engine Shares to be issued by Engine in exchange for each of the outstanding Warrants at the Effective Time pursuant to the Arrangement Agreement and in accordance with the Plan of Arrangement;

"**Replacement Warrant Exercise Price**" means the exercise price per share of such Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent;

"**Required Shareholder Approval**" means the approval of: (i) not less than 66⅔% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, with each Shareholder being entitled to one vote for each Share held by such holder; and (ii) a majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting other than the Excluded Votes;

"**Resident Dissenter**" means a Resident Holder who validly exercises Dissent Rights in respect of the Arrangement;

"**Resident Holder**" means a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times is, or is deemed to be, resident in Canada;

"**RESP**" means a registered education savings plan;

"**Responding Party**" means a Party or any Subsidiary, that, following December 7, 2022, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Party or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Party or any Subsidiary;

"**Resulting Issuer**" means Engine after giving effect to the Transaction;

"**RRIF**" means a registered retirement income fund;

"**RRSP**" means a registered retirement savings plan;

"**RSU Plan**" means the Corporation's restricted share unit compensation plan approved at the annual and special meeting of Shareholders held on September 21, 2021;

"**RSUs**" means the issued and outstanding restricted share units granted under the RSU Plan;

"**SEC**" means the U.S. Securities and Exchange Commission;

"**Section 3(a)(10) Exemption**" means the federal exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act;

"**Securities Laws**" means the *Securities Act* (Ontario) together with all other applicable securities Laws, rules and regulations thereunder or under the securities laws of any other province or territory of Canada and the rules of the CSE, as now in effect and as they may be promulgated or amended from time to time;

"**Securityholder(s)**" means, collectively, the Shareholders and the holders of Options, Warrants and RSUs;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Senior Officer**" has the meaning specified in MI 61-101;

"**Shareholders**" means the holders of Shares;

"**Shares**" means Common Shares and PV Shares in the capital of the Corporation;

"**Subsidiary**" has the meaning specified in National Instrument 45-106 – *Prospectus Exemptions* as in effect on the date of the Arrangement Agreement;

"**Superior Proposal**" means an unsolicited *bona fide* written Acquisition Proposal from a Person who is an arm's length third party, made after December 7, 2022 to acquire not less than all of the outstanding Engine Shares or Shares, as applicable (other than Engine Shares or Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the Party and its Subsidiaries on a consolidated basis:

(a) that complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and such Party;

(b) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(c) that is not subject to any due diligence and/or access to information condition;

(d) that is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such proposal; and

(e) in respect of which the Board of such Party determines, in good faith after consultation with its outside legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such Party's common shares, from a financial point of view, than the Plan of Arrangement (including after considering any proposal to adjust the terms and conditions of the Arrangement);

"**Superior Proposal Notice**" means that the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party's board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party's board of directors to make a Change in Recommendation or approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the board of directors has, in consultation with its outside financial advisors, determined should be ascribed to any non-cash consideration offered with respect to such Superior Proposal;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended;

"**taxable capital gain**" has the meaning ascribed thereto under the heading "*Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses*";

"**Taxes**" means (1) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed

on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, franchise, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, development, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, countervail, anti-dumping and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (2) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (3) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (4) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

"**TFSA**" means a tax-free savings account;

"**Transaction**" means the transaction resulting from the completion of the Arrangement, including the acquisition of all the Shares by Engine, and completion of the other transactions contemplated by the Plan of Arrangement;

"**TSX Trust**" means TSX Trust Company in its capacity as transfer agent and registrar for the Shares;

"**TSXV**" means the TSX Venture Exchange;

"**TSXV Approval**" means the conditional approval of TSXV to list the Consideration Shares and any Engine Shares issuable upon the exercise of any Replacement Warrants, Replacement Options and Replacement RSUs, in each case subject only to customary listing conditions;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934,* as amended, and the rules and regulations promulgated thereunder;

"**U.S. Holder**" has the meaning ascribed thereto under the heading "*Certain U.S. Federal Income Tax Considerations*";

"**U.S. Person**" means a "U.S. person" as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

"**U.S. Securities Act**" means the *United States Securities Act of 1933,* as amended, and the rules and regulations promulgated thereunder;

"**U.S. Securities Laws**" means the U.S. Securities Act, the U.S. Exchange Act and all other securities Laws of any state of the United States and the rules and regulations promulgated thereunder;

"**Warrants**" means all the issued and outstanding common share purchase warrants of the Corporation;

"**Wilful Breach**" of any representation, warranty or covenant of a Party means that, as applicable, a Senior Officer of the breaching Party (i) had actual knowledge that a representation or warranty of the Party to which he or she served as a Senior Officer was materially false when made or (ii) as to a covenant herein, directed or allowed the applicable Party to take an action, fail to take an action or permit an action to be

taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party; and

"**Written Objection**" has the meaning ascribed thereto under the heading "*Dissent Rights*".

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, is provided for convenience only and is subject to, and qualified in its entirety by, reference to the more detailed information contained or referred to elsewhere in this Circular or in the Appendices hereto. Terms with initial capital letters used in this Summary are defined in the "Glossary of Terms".

Information Concerning the Meeting

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The full text of the Arrangement Resolution is set out in Appendix "A" to this Circular. In order to become effective, the Arrangement Resolution must be approved by at the Meeting by: (i) at least 66⅔% of the votes cast by the Corporation's Shareholders, voting as a single class, present in person or represented by proxy at the Meeting; and (ii) at least a majority of the votes cast by the Corporation's Shareholders, present in person or represented by proxy at the Meeting, excluding votes cast in respect of Shares of the Corporation held by Engine and any other interested party, related party of an interested party or joint actor of the Corporation in accordance with the approval requirements of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*. See "*The Arrangement – Summary of Key Procedural Steps for the Arrangement to Become Effective*".

Meeting and Record Date

The Meeting will be held on March 8, 2023 at 10:00 a.m. (Toronto time) in a virtual only format via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445. The Board has fixed the end of business on January 23, 2023 as the Record Date for determining Shareholders who are entitled to receive notice of and vote at the Meeting.

Virtual Only Format

Please refer to the virtual meeting guide instructions regarding the registration and participation of Shareholders at the Meeting, including a list of compatible web browsers and contact information for technical support.

See "*Information Concerning the Meeting – Attending the Meeting – Virtual Only Format*".

Voting at the Meeting

Each Share is entitled to one vote at the Meeting. If your Shares are not registered in your name, but are held in the name of an intermediary (usually a bank, trust company, securities broker or other financial institution) then you are a Non-Registered Shareholder and your intermediary is required to seek your instructions as to how to vote your Shares in advance of the Meeting. Every intermediary has its own procedures, which should be carefully followed in order to ensure that your Shares are voted at the Meeting. If your name is registered in the Corporation's register of Shares on the Record Date, then you are a Registered Shareholder and you are entitled to receive notice of and vote at the Meeting.

See "*Information Concerning the Meeting*".

Summary of the Arrangement

Pursuant to the terms of the Arrangement Agreement, Engine will acquire each outstanding Share in exchange for 0.08262 of an Engine Share, being the Exchange Ratio. Each outstanding Option will be exchanged for a Replacement Option entitling the holder to a number of Engine Shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the Options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the Options will remain the same. Each outstanding RSU will be exchanged for a Replacement RSU entitling the holder to a number of Engine Shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the RSUs will remain the same. Each Warrant will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine Shares, adjusted on the basis of the Exchange Ratio.

Upon completion of the Arrangement, former Shareholders will own approximately 60% of the Resulting Issuer, and current Engine Shareholders will own approximately 40% of the Resulting Issuer.

See "*The Arrangement*".

Background to the Arrangement

See "*The Arrangement – Background to the Arrangement*" for a description of the events leading up to the decision of the Board to recommend to Shareholders that they vote in favour of the Arrangement Resolution and the meetings, negotiations, discussions and actions that preceded the public announcement of the Arrangement.

Fairness Opinion

The Corporation retained Evans & Evans to provide an opinion as to the fairness, from a financial point of view, of the Consideration Shares to be received by Shareholders pursuant to the Plan of Arrangement.

On December 2, 2022, Evans & Evans verbally delivered its opinion, subsequently confirmed in writing on December 7, 2022, that as at the date thereof, the Consideration Shares to be received by Shareholders pursuant to the Plan of Arrangement is fair, from a financial point of view to Shareholders. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix "G" to this Circular. **Shareholders are urged to read the Fairness Opinion carefully and in its entirety.**

The Fairness Opinion was provided solely for the information and assistance of the Board in connection with its consideration of the Arrangement and is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Arrangement. The Fairness Opinion was only one factor that the Board took into consideration in making its determination to recommend that the Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Board

After careful consideration and having considered, among other things, the Fairness Opinion, the Board has unanimously determined that the Arrangement is, and continues to be, in the best interests of the Corporation and that the Arrangement is fair to the Corporation and has authorized the submission of the

Arrangement Resolution to the Shareholders for their approval at the Meeting. The Board has determined unanimously to recommend to the Shareholders that they vote **FOR** the Arrangement Resolution.

Reasons for the Arrangement

In evaluating the Arrangement, and in making their recommendations, the Board gave careful consideration to the current and expected future financial position of the Corporation and all terms of the Arrangement Agreement. The Board considered several factors including, among others, the following:

(a) *Significant financial profile.* The Corporation and Engine, combined, have delivered $70+ million of trailing twelve-month revenue (unaudited), reflecting a nearly doubling of revenues over that same period.

(b) *Enhanced financial predictability.* The Transaction is expected to improve the recurring and reoccurring revenue profile of the combined business. Management believes that a larger, predictable revenue profile from the entity's agency, programmatic, SaaS, sponsorships, and league fees provide an improved financial foundation for accelerated growth.

(c) *Highly Complementary Businesses.* Management believes that the businesses within Engine and the Corporation are highly complementary and expect significant opportunities for revenue synergies and acceleration of growth. The combination of creative digital agencies, an influencer marketing platform, innovative advertising solutions, leading programmatic businesses, an elite esports organization, audience intelligence technology, content production, and merchandise and consumer product design means that the Resulting Issuer will have a robust end-to-end suite of services for brands seeking to reach gaming and esports fans.

(d) *Global client base with limited cross over.* Management believes the limited overlap of existing brands and clients will provide numerous opportunities for cross selling and optimization to clients, including, amongst others, The Kraft Heinz Group, Tyson Foods, Jack in the Box, HyperX, Epic Games, Microsoft, the Dallas Cowboys, Riot Games, Activision Blizzard, and Electronic Arts.

(e) *Large audience in gaming and esports.* Management believes that the combination of the Corporation and Engine may result in an audience and reach as large as any gaming and esports company currently in the market; the Corporation has an audience of 220 million and Engine has 130 million monthly followers within the advertising network.

(f) *Improved access to U.S. investors and capital.* The Resulting Issuer intends to retain Nasdaq and TSXV dual listing under the trading symbol "GAME". Management believes that access to the U.S. financial markets as a gaming and esports company with significant revenue scale could represent an opportunity for valuation rerating catalyst for the Resulting Issuer.

(g) *Accelerated path to profitability.* The Resulting Issuer is expected be on an accelerated path to profitability in 2023 as it will benefit from significant operating leverage, outsized revenue growth, and meaningful cost synergies following the Transaction.

(h) *Experienced management and board of directors.* The Corporation expects to greatly benefit from substantial experience of the post-Transaction management team and a strong

board of directors. The leadership team will be composed of executives from the Corporation and Engine that will have deep managerial expertise supported by the talented staff and leaders throughout the two companies.

(i) *Enhanced Capital Markets Profile.* Increased scale of the Resulting Issuer would enhance its capital markets profile.

(j) *Expanded Platform for Future Growth.* Management believes the Transaction is expected to deliver meaningful cost and revenue synergies as well as accelerate scale.

(k) *Terms of the Arrangement Agreement.* The Arrangement Agreement is the result of an arm's length negotiation process and includes terms and conditions that are reasonable in the circumstances.

(l) *Ability to Respond to Superior Proposals*. The terms and conditions of the Arrangement Agreement do not prevent a third party from making an unsolicited Acquisition Proposal. Subject to compliance with the terms of the Arrangement Agreement, the Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that the Board determines, in good faith after consultations with its advisors, would result in a transaction more favourable to Shareholders.

(m) *Evaluation and Analysis.* The Corporation has given lengthy consideration to the business, operations, assets, financial condition, operating results and prospects for the Resulting Issuer as well as current industry, economic and market conditions and related risks.

(n) *Court Approval*. The Arrangement Resolution is subject to approval by the Court, which will consider, among other things, the fairness to the Securityholders of the terms and conditions of the Arrangement.

(o) *Receipt of Fairness Opinion.* The Board has received the Fairness Opinion, in which Evans & Evans opined that, as of the date of such opinion and based upon and subject to the assumptions made, limitations considered and qualifications set forth therein, the Consideration to be received under the Plan of Arrangement by Shareholders is fair, from a financial point of view to Shareholders.

(p) *Dissent Rights*. Registered Shareholders who do not vote in favour of the Arrangement will have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Shares in accordance with the provisions of the OBCA (as modified by the Interim Order and the Plan of Arrangement).

The Board also considered a number of potential risks and potential negative factors relating to the Arrangement.

See "*The Arrangement – Reasons for the Arrangement*".

Arrangement Mechanics

See "*The Arrangement – Arrangement Mechanics*" for a description of the transactions that will occur at the Effective Time. The following description is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is referred to by reference herein and can be obtained from the

Corporation's profile on SEDAR at www.sedar.com. Engine will acquire all the Shares in exchange for Engine Shares, to be completed under the Plan of Arrangement pursuant to the OBCA.

Shareholders (other than Shareholders who validly exercise their Dissent Rights) will ultimately receive the Consideration in exchange for each Share pursuant to a series of transactions as set out in the Arrangement Agreement, which includes the following steps:

1. each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred by the holder thereof to the Corporation and the Corporation shall then be obliged to pay the Shareholder fair market value for the Share;

2. each Share outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Engine for the Consideration;

3. each Option, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine for such number of Replacement Options issued by Engine under the Engine Omnibus Incentive Plan equal to the Exchange Ratio and with an exercise price per Engine Share equal to the exercise price per share of such Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent;

4. each RSU, to the extent it has not been exchanged for a Share as at the Effective Date will be transferred by the holder thereof to Engine for such number of Replacement RSUs issued by Engine under the Engine Omnibus Incentive Plan equal to the Exchange Ratio and reduced for any withholding or deduction for Taxes required in connection with the exchange of such RSU;

5. each Warrant, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine for a Replacement Warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio multiplied by the number of Shares issuable on exercise of such Warrant immediately prior to the Effective Time for an exercise price per share of such Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent; and

6. the termination of the Option Plan and the RSU Plan.

The GameSquare Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Engine (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders shall cease to have any rights as holders of such Shares other than the right to be paid fair value for such Shares as set out in the Arrangement Agreement.

Following the Arrangement:

(a) the Resulting Issuer will carry on the businesses previously carried on by Engine and the Corporation;

(b) the board of directors of the Resulting Issuer will consist of seven (7) individuals: Justin Kenna, Travis Goff, Tom Walker, Jeremi Gorman, Tom Rogers, Lou Schwartz, and Stuart Porter; and

(c) the senior management of the Resulting Issuer shall be reconstituted as follows:

(1) Justin Kenna – Chief Executive Officer of the Resulting Issuer

(2) Lou Schwartz – President of the Resulting Issuer

(3) Michael Munoz – Chief Financial Officer of the Resulting Issuer

(4) Matt Ehrens – Chief Technology Officer of the Resulting Issuer

(5) Jill Peters – Chief Media Officer of the Resulting Issuer

(6) Sean Horvath – Chief Revenue Officer of the Resulting Issuer;

(7) Paolo DiPasquale – Chief Strategy Officer of the Resulting Issuer; and

(8) John Wilk – General Counsel of the Resulting Issuer.

See Appendix "F" for additional information regarding the Resulting Issuer.

Summary of Key Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to the provisions of the OBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the PV Conversion must be completed;

(b) the Arrangement Resolution must be approved by Shareholders by the Required Shareholder Approval in the manner set forth in the Interim Order;

(c) the Court must grant the Final Order approving the Arrangement;

(d) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by one or both of the Corporation and Engine, in accordance with the Arrangement Agreement; and

(e) the Articles of Arrangement in the form prescribed by the OBCA must be filed with the OBCA Director.

Subject to the foregoing, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the date the Articles of Arrangement are filed with the OBCA Director.

See "*The Arrangement – Summary of Key Procedural Steps for the Arrangement to Become Effective*".

Procedure for the Exchange of the Corporation's Shares

For information with respect to the procedures for the exchange of the Corporation's Shares for Engine Shares pursuant to the Arrangement, see "*Procedure for the Exchange of the Corporation's Shares*".

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendations of the Board, Shareholders should be aware that certain members of the Board and the Senior Officers of the Corporation have interests in the Arrangement or may

receive benefits that may differ from, or be in addition to, the interests of Shareholders generally. See "*The Arrangement – Interests of Certain Persons or Companies in the Arrangement*".

Stock Exchange and Reporting Issuer Status

It is intended that the Common Shares will be delisted from the CSE following completion of the Arrangement. The Corporation also intends to apply to the applicable securities regulatory authorities to cease to be a reporting issuer in the provinces of Alberta, British Columbia and Ontario after the completion of the Arrangement.

Canadian Securities Law Matters

The Corporation is a reporting issuer or equivalent in the provinces of Alberta, British Columbia and Ontario. Among other things, the Corporation is subject to MI 61-101, which is intended to regulate certain transactions between a corporation and related parties, generally by requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The Arrangement constitutes a "business combination" pursuant to MI 61-101 and the Corporation is required to, among other things, obtain "minority approval" for the Arrangement in accordance with MI 61-101. See "*Securities Law Matters – Canadian Securities Law Matters*".

U.S. Securities Law Matters

The Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued to Shareholders and holders of Warrants, Options and RSUs, respectively, pursuant to the Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption and in accordance with similar exemptions from any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act, where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction or Governmental Entity that is expressly authorized by law to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities are proposed to be issued have the right to appear and receive timely and adequate notice thereof. See "*Securities Law Matters – U.S. Securities Law Matters*".

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Corporation in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed in this Circular. See "*Risk Factors*".

Certain Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under "*Certain Canadian Federal Income Tax Considerations*" in this Circular.

Certain U.S. Federal Income Tax Considerations

Shareholders resident in the United States of America should carefully read the information under "*Certain U.S. Federal Income Tax Considerations*" in this Circular.

Dissent Rights

The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Shares held by such Dissenting Shareholder determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by Shareholders at the Meeting. Only a Registered Shareholder may exercise the Dissent Rights in respect of Shares that are registered in that Shareholder's name.

All notices to the Corporation of dissent to the Arrangement Resolution pursuant to Section 185 of the OBCA must be received by GameSquare c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9, Attention: Ryan Morris or by email at: ryan.morris@blakes.com. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

A complete copy of Section 185 of the OBCA is attached as Appendix "C" to this Circular. It is suggested that any Registered Shareholder wishing to avail themselves of such rights under those provisions obtain legal advice, as failure to comply strictly with the provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice such Shareholder's Dissent Rights. Dissenting Shareholders should also seek their own tax advice.

See "*Dissent Rights*".

For a summary of certain Canadian federal income tax considerations relevant to a Dissenting Shareholder, see "*Certain Canadian Federal Income Tax Considerations*".

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Shareholder Approval.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders.

Date, Time and Place of the Meeting

The Meeting will be held on March 8, 2023 at 10:00 a.m. (Toronto time) in a virtual only format via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445.

Proxy Solicitation

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by representatives of the Corporation without special compensation. The Corporation may also engage a third party to provide proxy solicitation services on behalf of management in connection with the solicitation of proxies for the Meeting. The Corporation will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this Circular. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with NI 54-101. The Corporation is sending the proxy-related materials directly to NOBOs, through the services of its transfer agent and registrar, TSX Trust. These costs are expected to be nominal.

Attending the Meeting

Virtual Only Format

Please refer to the virtual meeting guide instructions regarding the registration and participation of Shareholders at the Meeting, including a list of compatible web browsers and contact information for technical support. This guide was enclosed with the materials mailed to Shareholders.

It is recommended that Shareholders and proxyholders submit their questions and comments on any formal matters to be considered during the Meeting as soon as possible after joining the Meeting so they can be addressed at the right time. Submission may be made in writing by using the relevant dialog box in the function "Ask a question" during the Meeting. Only Registered Shareholders and duly appointed and registered proxyholders may make submissions during the Meeting.

The chair of the Meeting (the "**Chair**") or members of management present at the Meeting will respond to submissions relating to the matter to be voted on before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the question period.

So that as many submissions as possible are addressed, Shareholders and proxyholders are asked to be brief and concise and to cover only one topic per submission. Submissions from multiple Shareholders on the same topic or that are otherwise related will be grouped, summarized and addressed together.

All Shareholder submissions are welcome. However, the Corporation does not intend to address submissions that:

- are irrelevant to the Corporation, its operations or to the business of the Meeting;
- are related to non-public information;
- are derogatory or otherwise offensive;
- are repetitive or have already been asked by other Shareholders;
- are in furtherance of a Shareholder's personal or business interests; or
- are out of order or not otherwise appropriate as determined by the Chair or secretary of the Meeting in their reasonable judgment.

In the event of a technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Participation by Registered Shareholders and Duly Appointed Proxyholders

Registered Shareholders that have a 12-digit control number located on their form of proxy, along with duly appointed proxyholders who were assigned a username by TSX Trust (see "*Registering a Proxyholder*" below), will be able to vote and submit questions during the Meeting. To do so, please go to https://virtual-meetings.tsxtrust.com/1445 at least 15 minutes prior to the start of the Meeting to login. Click on "I have a control number" and enter your 12-digit control number or username along with the password "Gamesquare2023" (case sensitive).

If a Shareholder who has submitted a proxy attends the Meeting via webcast, any votes cast by such Shareholder on a ballot will be counted and the submitted form of proxy will be revoked and disregarded.

It is important that Registered Shareholders and duly appointed proxyholders eligible to vote at the Meeting are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is the responsibility of each Registered Shareholder and duly appointed proxyholder to ensure connectivity for the duration of the Meeting.

Participation by Non-Registered Shareholders

Non-Registered Shareholders who have not appointed themselves as proxyholder to vote at the Meeting but who wish to attend the Meeting virtually will only be able to attend as a guest by going to https://virtual-meetings.tsxtrust.com/1445 at least 15 minutes prior to the start of the Meeting, clicking on "I am a guest". Such Non-Registered Shareholders will be able to listen to the Meeting but will not be able to vote or submit questions.

Voting Information for Registered Shareholders

A Registered Shareholder (that is, a Person who holds Shares in his, her or its own name as of the Record Date) may vote at the Meeting or may appoint another Person as proxyholder in accordance with the instructions below. Registered Shareholders are requested to vote their Shares in advance of the proxy voting deadline of 10:00 a.m. (Toronto time) on March 6, 2023, or if the Meeting is adjourned or postponed,

not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed Meeting, whether or not they plan to virtually attend the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Registered Shareholders may vote their Shares in two ways:

- Vote by proxy; or
- Attend the Meeting and vote online.

Voting by Proxy

Together with this Circular, Registered Shareholders will also be sent a form of proxy. To be valid, proxies or instructions must be deposited at the offices of TSX Trust Company at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, so as not to arrive later than 10:00 a.m. (Toronto time) on March 6, 2023. If the Meeting is postponed or adjourned, proxies or instructions to TSX Trust must be deposited 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy or instructions are to be used. You may also vote online by going to www.voteproxyonline.com, entering your 12-digit control number and providing your voting instructions, by facsimile by completing, dating and signing the form of proxy and returning it by facsimile to TSX Trust at 416-595-9593 or by email at or by email at tsxtis@tmx.com.

The Persons named in such form of proxy are officers of the Corporation. **A Shareholder who wishes to appoint some other person to represent him, her or it at the Meeting may do so by inserting another Person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Corporation.** Registered Shareholders who wish to appoint a proxyholder to represent them at the Meeting must submit their form of proxy and follow the instructions set out under "*Registering a Proxyholder*" in order to register such proxyholder with TSX Trust in advance of the Meeting. Registering your proxyholder is an additional step to be completed AFTER your have submitted your form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number or username that is required to participate in and vote at the Meeting.

The form of proxy (or any other document appointing a proxy) must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators and directors or similarly otherwise should so indicate and provide satisfactory evidence of such authority.

Revocation of Proxy

A Shareholder that has given a proxy may revoke the proxy or revoke or amend the voting instructions given to the proxyholder: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing confirming the revocation of the previously submitted proxy: (i) at TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, at any time up to 10:00 a.m. (Toronto time) on March 6, 2023 or not less than 48 hour (Saturdays, Sundays and statutory holidays excepted) prior to the time and any adjourned or postponed Meeting is reconvened or held, unless the Chair of the Meeting determines to waive or extend the deadline, in his or her sole discretion, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any postponement or adjournment thereof; or (c) in any other manner permitted by law.

If a Shareholder who has submitted a proxy attends the Meeting via webcast, any votes cast by such Shareholder on a ballot will be counted and the submitted form of proxy will be revoked and disregarded.

Voting at the Meeting

A Registered Shareholder that wishes to vote his, her or its Shares personally at the Meeting does not need to complete and return the form of proxy. To vote online during the Meeting:

- Log in at https://virtual-meetings.tsxtrust.com/1445 at least 15 minutes before the Meeting starts;
- Click on "I have a control number";
- Enter your 12-digit control number or username;
- Enter the password: "Gamesquare2023" (case sensitive); and
- Vote.

If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the related procedures. The votes of Registered Shareholders who elect to vote at the Meeting will be taken and counted at the Meeting.

Voting Information for Non-Registered Shareholders

Information set forth in this section is very important to Persons who hold Shares otherwise than in their own names. A Non-Registered Shareholder of the Corporation who beneficially owns Shares, but such Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Non-Registered Shareholder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by Shareholders whose names are on the records of the Corporation as the registered holders of Shares can be recognized and acted upon at the Meeting.

Shares that are listed in an account statement provided to a Non-Registered Shareholder by a broker are likely not registered in the Non-Registered Shareholder's own name on the records of the Corporation and such Shares are more likely registered in the name of CDS or its nominee.

Non-Registered Shareholders may vote their Shares in two ways:

- Vote by proxy; or
- Attend the Meeting and vote online.

Voting by Proxy

There are two kinds of Non-Registered Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs).

The Corporation is relying upon the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form ("**VIF**") from TSX Trust. The VIF is to be completed and returned to TSX Trust as set out in the instructions provided on the VIF. TSX Trust will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

The proxy-related materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Non-Registered Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting. The Corporation has elected to pay for intermediaries to distribute these materials to Non-Registered Shareholders who are OBOs under NI 54-101.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the VIF supplied to a Non-Registered Shareholder by its broker is identical to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Securityholder how to vote on behalf of the Non-Registered Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable VIF, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIF to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. The VIF must be returned to Broadridge (or other intermediary) well in advance of the Meeting in order to have the Shares voted. **A Non-Registered Shareholder receiving a VIF cannot use that VIF to vote Shares directly at the Meeting.** You may also vote using the following methods:

- Online – Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions.

- Telephone – Call the toll-free number listed on your voting instruction form from a touch tone phone and follow the automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

Revocation of Proxy

Each broker or intermediary has its own procedures for revoking a proxy or voting instructions. Accordingly, a Non-Registered Shareholder that wishes to revoke his, her or its proxy or voting instructions should contact such broker or intermediary directly well in advance of the Meeting.

Voting at the Meeting

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of CDS or their broker or other intermediary, a Non-Registered Shareholder may virtually attend the Meeting as proxyholder for the registered holder and vote their Shares in that capacity. **Non-Registered Shareholder who wish to virtually attend the Meeting and vote their own Shares as proxyholder for the registered holder should enter their own names in the blank space on the VIF provided to them and return the same to their broker, intermediary or agent in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting and follow the instructions set out under "*Registering a Proxyholder*" for registering themselves as a proxyholder with TSX Trust in advance of the Meeting.** Registering your proxyholder is an additional step to be completed AFTER your have submitted your form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number or username that is required to participate in and vote at the Meeting.

Non-Registered Shareholders who have appointed themselves as proxyholders and received a control number or username to join the Meeting, must follow the steps outlined below:

- Log in at https://virtual-meetings.tsxtrust.com/1445 at least 15 minutes before the Meeting starts;
- Click on "I have a control number";
- Enter your 12-digit control number or username;
- Enter the password: "Gamesquare2023" (case sensitive); and
- Vote.

If you have appointed yourself as a proxyholder to vote your Shares at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the related procedures.

Delivery of Proxy-Related Materials to Objecting Non-Registered Shareholders

The Corporation intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 – *Request for Voting Instructions* to "objecting beneficial owners" in accordance with NI 54-101.

Registering a Proxyholder

Shareholders who wish to appoint a proxyholder to represent them at the Meeting, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend and vote at the Meeting, must submit their form of proxy or VIF, as applicable, prior to registering a proxyholder. Registering a proxyholder is an additional step Shareholders will need to complete after submitting a form of proxy or VIF. Failure to register a proxyholder will result in the proxyholder not receiving a control number or username to participate in the Meeting. To register a proxyholder, Shareholders must complete the form to request a control number found at the following website: tsxtrust.com/resource/en/75 and return the form according to the instructions included on the form via email to: TSXTrustProxyVoting@tmx.com **not later than 10:00 a.m. (Toronto time) on March 6, 2023, or if the Meeting is adjourned or postponed, not less 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed**

Meeting, and provide TSX Trust with their proxyholder's contact information so that TSX Trust may provide the proxyholder with a control number or username via email. Without a control number or username, proxyholders will not be able to participate online at the Meeting.

Voting of Shares

The Shares represented by proxies will be voted for, against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by properly executed proxies will be voted for, against or withheld from voting accordingly. **In the absence of such specification, such Shares represented by the proxyholders specified by management of the Corporation in the form of proxy will be voted at the Meeting FOR approving the Arrangement Resolution.**

The Persons appointed under the form of proxy or VIF provided by a broker or intermediary have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjustment. At the time of printing this Circular, management and the Board are not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If any other matter should properly be presented at the Meeting or any postponement or adjustment, a proxyholder will have the discretion to vote the Shares represented by such proxy in accordance with his or her best judgment.

Record Date

The Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting is January 23, 2023. Shareholders of record as at the close of business on such date will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Quorum

The quorum at the Meeting or any adjournment or postponement thereof (other than at an adjournment or postponement for lack of quorum) will be two Persons present, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of PV Shares. As of the Record Date, there were a total of 295,119,320 Common Shares and 150,000 PV Shares issued and outstanding. At the Meeting, each Shareholder of record at the close of business on January 23, 2023, the Record Date for the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting.

To the knowledge of the Board and the executive officers of the Corporation, except as set forth below, there are no Persons that beneficially own or exercise control or direction, directly or indirectly, more than 10% of the issued and outstanding Shares, other than as set out below:

Name	Number of Votes Held	Percentage of Total Eligible Votes(1)
Blue & Silver Ventures, Ltd.	66,678,658	21.5%
John Goff	50,457,398(2)	16.3%

Notes:

(1) Based on a total of 295,119,320 Common Shares and 150,000 PV Shares outstanding on an undiluted basis as of the Record Date.

(2) To the knowledge of the Corporation, this amount comprises Shares held by JCG 2016 Holdings, LP and Goff NextGen Holdings, LLC, each being entities over which Mr. Goff exercises control and direction.

THE ARRANGEMENT

Purpose of the Arrangement

The Arrangement Agreement provides that Engine will acquire all the issued and outstanding Shares in accordance with the Exchange Ratio. As a result, former Shareholders will own approximately 60% of the Resulting Issuer, and current Engine Shareholders approximately 40% of the Resulting Issuer.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted among representatives of Engine, the Corporation, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the Parties leading up to the execution and public announcement of the Arrangement Agreement.

In 2022, the Board determined that one of the Corporation's strategic priorities should be to obtain a listing on a United States securities exchange, due to the fact that the Corporation's primary operations and employees, as well as the majority of shareholders, are based in the United States. The Board also believed a listing on a United States exchange would increase liquidity and provide value to its shareholders.

The Corporation had discussions with multiple companies which had a class of stock listed on a United States securities exchange in an effort to identify a potential merger partner. Engine was among those companies identified.

In April 2022, a member of the Board, Travis Goff, introduced Greg Pierce of Oak Hill Securities, a consultant of the Corporation, to Stuart Porter, a member of Engine's board of directors, via a mutual acquaintance of Messrs. Goff and Porter. Preliminary discussions began between Messrs. Goff and Porter, as Mr. Porter indicated Engine's interest in scaling Engine's business via a merger with the Corporation.

On August 26, 2022, Engine and the Corporation entered into a confidentiality agreement and the Parties' management teams commenced discussions about possible transactions that could add value for both Parties (the "**Confidentiality Agreement**") and discussions continued over the next several months.

On October 6, 2022, Engine announced that it had commenced a process to explore and evaluate strategic options to enhance and preserve Engine Shareholder value, including a merger, reverse merger, acquisition, or other business combination.

On October 13, 2022, Engine and the Corporation entered into a non-binding letter of intent which expressed interest from both sides to continue to advance the discussions towards formulating a transaction structure which would be acceptable to both parties.

On October 29, 2022, Engine and the Corporation entered an amending non-binding letter of intent with limited validity and subject to certain other conditions, which set out the general terms of a transaction structure that would result in Engine Shareholders owning 40% of the resulting entity and Shareholders owning 60% of the resulting entity.

After entering into the amending letter of intent, the Corporation formed a comprehensive due diligence team, which conducted in depth due diligence on Engine's businesses.

On November 28, 2022, Evans & Evans was retained by the Corporation to act as financial advisor in respect of any potential transaction involving Engine, including to provide an independent fairness opinion to the Board with respect to the Consideration to be paid by Engine pursuant to the Arrangement.

Between November 10, 2022 and December 7, 2022, Engine and the Corporation continued to monitor the state of the capital markets, and, along with legal counsel to Engine and the Corporation and their other respective professional advisors, negotiated and settled the final outstanding terms of the Arrangement Agreement.

On December 2, 2022, at a meeting of the Board, Evans & Evans verbally delivered its opinion, subsequently confirmed in writing on December 7, 2022, that as at the date thereof, the Consideration Shares to be paid to Shareholders pursuant to the Plan of Arrangement is fair, from a financial point of view to Shareholders. Justin Kenna, on behalf of management of the Corporation, also provided a presentation regarding the Arrangement, status of the negotiations and outstanding items. Following the presentation, the Board undertook a discussion of the Arrangement including the relevant factors under the heading "*The Arrangement – Reasons for the Arrangement*". Following the discussion, Mr. Kenna advised that management will continue to update the Board regarding any changes to the terms of the Arrangement and convene a meeting as required.

Management of the Corporation continued to provide the Board with updates on the Arrangement throughout the weekend and with updated drafts of the Arrangement Agreement and other related documents. After reviewing final versions of the documents, the Board unanimously resolved by way of a written resolution to approve the entering into of the Arrangement Agreement, determined that it is in the best interest of the Corporation for the Arrangement to be consummated and for the Board to support the Arrangement, and recommended that Shareholders vote their Shares in favour of the Arrangement Resolution.

On December 7, 2022, Engine and the Corporation executed the Arrangement Agreement and the Arrangement was publicly announced prior to market open on December 8, 2022.

Fairness Opinion

The Corporation retained Evans & Evans to provide an opinion as to the fairness, from a financial point of view, of the Consideration Shares to be received by Shareholders pursuant to the Plan of Arrangement.

On December 2, 2022, Evans & Evans verbally delivered its opinion, subsequently confirmed in writing on December 7, 2022, that as at the date thereof, the Consideration Shares to be received by Shareholders pursuant to the Plan of Arrangement is fair, from a financial point of view to Shareholders.

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix "G" to this Circular.

The Fairness Opinion was provided solely for the information and assistance of the Board in connection with its consideration of the Arrangement and is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Arrangement. The Fairness Opinion was only one factor that the Board took into consideration in making its determination to recommend that the Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Board

After careful consideration and having considered, among other things, the Fairness Opinion, the Board has unanimously determined that the Arrangement is, and continues to be, in the best interests of the Corporation and that the Arrangement is fair to the Corporation and has authorized the submission of the Arrangement Resolution to the Shareholders for their approval at the Meeting. The Board has determined unanimously to recommend to the Shareholders that they vote **FOR** the Arrangement Resolution.

Reasons for the Arrangement

In evaluating the Arrangement, and in making their recommendations, the Board gave careful consideration to the current and expected future financial position of the Corporation and all terms of the Arrangement Agreement. The Board considered several factors including, among others, the following:

(a) *Significant financial profile.* The Corporation and Engine, combined, have delivered $70+ million of trailing twelve-month revenue (unaudited), reflecting a nearly doubling of revenues over that same period.

(b) *Enhanced financial predictability.* The Transaction is expected to improve the recurring and reoccurring revenue profile of the combined business. Management believes that a larger, predictable revenue profile from the entity's agency, programmatic, SaaS, sponsorships, and league fees provide an improved financial foundation for accelerated growth.

(c) *Highly Complementary Businesses.* Management believes that the businesses within Engine and the Corporation are highly complementary and expect significant opportunities for revenue synergies and acceleration of growth. The combination of creative digital agencies, an influencer marketing platform, innovative advertising solutions, leading programmatic businesses, an elite esports organization, audience intelligence technology, content production, and merchandise and consumer product design means that the Resulting Issuer will have a robust end-to-end suite of services for brands seeking to reach gaming and esports fans.

(d) *Global client base with limited cross over.* Management believes the limited overlap of existing brands and clients will provide numerous opportunities for cross selling and optimization to clients, including, amongst others, The Kraft Heinz Group, Tyson Foods, Jack in the Box, HyperX, Epic Games, Microsoft, the Dallas Cowboys, Riot Games, Activision Blizzard, and Electronic Arts.

(e) *Large audience in gaming and esports.* Management believes that the combination of the Corporation and Engine may result in an audience and reach as large as any gaming and

esports company currently in the market; the Corporation has an audience of 220 million and Engine has 130 million monthly followers within the advertising network.

(f) *Improved access to U.S. investors and capital.* The Resulting Issuer intends to retain Nasdaq and TSXV dual listing under the trading symbol "GAME". Management believes that access to the U.S. financial markets as a gaming and esports company with significant revenue scale could represent an opportunity for valuation rerating catalyst for the Resulting Issuer.

(g) *Accelerated path to profitability.* The Resulting Issuer is expected be on an accelerated path to profitability in 2023 as it will benefit from significant operating leverage, outsized revenue growth, and meaningful cost synergies following the Transaction.

(h) *Experienced management and board of directors.* The Corporation expects to greatly benefit from substantial experience of the post-Transaction management team and a strong board of directors. The leadership team will be composed of executives from the Corporation and Engine that will have deep managerial expertise supported by the talented staff and leaders throughout the two companies.

(i) *Enhanced Capital Markets Profile.* Increased scale of the Resulting Issuer would enhance its capital markets profile.

(j) *Expanded Platform for Future Growth.* Management believes the Transaction is expected to deliver meaningful cost and revenue synergies as well as accelerate scale.

(k) *Terms of the Arrangement Agreement.* The Arrangement Agreement is the result of an arm's length negotiation process and includes terms and conditions that are reasonable in the circumstances.

(l) *Ability to Respond to Superior Proposals*. The terms and conditions of the Arrangement Agreement do not prevent a third party from making an unsolicited Acquisition Proposal. Subject to compliance with the terms of the Arrangement Agreement, the Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that the Board determines, in good faith after consultations with its advisors, would result in a transaction more favourable to Shareholders.

(m) *Evaluation and Analysis.* The Corporation has given lengthy consideration to the business, operations, assets, financial condition, operating results and prospects for the Resulting Issuer as well as current industry, economic and market conditions and related risks.

(n) *Court Approval*. The Arrangement Resolution is subject to approval by the Court, which will consider, among other things, the fairness to the Securityholders of the terms and conditions of the Arrangement.

(o) *Receipt of Fairness Opinion.* The Board has received the Fairness Opinion, in which Evans & Evans opined that, as of the date of such opinion and based upon and subject to the assumptions made, limitations considered and qualifications set forth therein, the Consideration to be received under the Plan of Arrangement by Shareholders is fair, from a financial point of view to Shareholders.

(p) *Dissent Rights*. Registered Shareholders who do not vote in favour of the Arrangement will have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Shares in accordance with the provisions of the OBCA (as modified by the Interim Order and the Plan of Arrangement).

The Board also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

(a) *Completion Risk*. If the Arrangement is not completed, the Corporation will have incurred significant costs in pursuing the Arrangement and the management of the Corporation will have their attention diverted from the Corporation's business;

(b) *Termination Rights of Engine*. Engine has the right to terminate the Arrangement Agreement under certain limited circumstances; and

(c) *Non-Solicitation Covenants*. The Corporation's non-solicitation obligations under the Arrangement Agreement and Engine's right under the Arrangement Agreement to match a Superior Proposal may discourage other parties from making a Superior Proposal. The Board understood that such restrictions could limit the possibility that a Superior Proposal will emerge.

The reasons of the Board for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "*Forward-looking Information and Statements*" and "*Risk Factors*" in this Circular.

The Board evaluated all the factors summarized above in light of their knowledge of the business and operations of the Corporation and based on the advice of financial and legal advisors to the Board and in the exercise of their business judgment. However, the foregoing summary of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and did not, quantify, rank or otherwise attempt to assign relative weights to the foregoing factors considered in their determinations. In addition, in considering the factors described above, individual members of the Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the Board.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is referred to by reference herein and can be obtained from the Corporation's profile on SEDAR at www.sedar.com. Engine will acquire all the Shares in exchange for Engine Shares, to be completed under the Plan of Arrangement pursuant to the OBCA.

At the Effective Time and pursuant to the Arrangement Agreement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

1) at the Effective Time, each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred by the holder thereof to the Corporation and the Corporation shall then be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Arrangement Agreement, and:

   (a) the Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4 of the Arrangement Agreement; and

   (b) the name of each Dissenting Shareholder shall be removed from the register of Shareholders and such Dissenting Shares shall be automatically cancelled and cease to be outstanding;

2) each Share outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be, and shall be deemed to be, transferred by the holder thereof to Engine in consideration for the Consideration, and:

   (a) holders of such Shares shall cease to be the holder thereof, and shall cease to have any rights as a holder thereof other than the right to receive the Consideration pursuant to the Arrangement Agreement;

   (b) the names of holders of such Shares shall be removed from the register of Shareholders; and

   (c) Engine shall be deemed to be the transferee of such Shares (free and clear of all Liens) and shall be entered in the register of Shareholders maintained by or on behalf of the Corporation;

3) each Option, to the extent it has not been exercised as at the Effective Date, and notwithstanding the terms of the Option Plan, will be transferred by the holder thereof to Engine for such number of Replacement Options issued by Engine under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio and each such Replacement Option shall have an exercise price per Engine Share equal to the exercise price per share of such Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent, and:

   (a) such Option shall thereupon be cancelled;

   (b) the term to expiry, conditions to and manner of exercise (including vesting schedules) and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Option for which they were exchanged;

   (c) any document previously evidencing such Option shall thereafter evidence and be deemed to evidence such Replacement Options and no certificates evidencing the Replacement Options shall be issued; and

   (d) notwithstanding the foregoing, if required in order for subsection 7(1.4) of the *Income Tax Act* (Canada) to apply to such exchange of options, the exercise price of a Replacement Option will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Option immediately before the exchange;

4) each RSU, to the extent it has not been exchanged for a Share as at the Effective Date, notwithstanding the terms of the RSU Plan, shall be transferred by the holder thereof to Engine for such number of Replacement RSUs issued by Engine under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio and reduced for any withholding or deduction for Taxes required in connection with the exchange of such RSU, and:

   (a) such RSU shall thereupon be cancelled;

   (b) the term to expiry and conditions to vesting and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the RSU for which they were exchanged; and

   (c) any document previously evidencing such RSU shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued;

5) each Warrant, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine for a Replacement Warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio multiplied by the number of Shares issuable on exercise of such Warrant immediately prior to the Effective Time for an exercise price per Engine Share equal to the exercise price per share of such Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent, and:

   (a) the Warrants shall thereupon be cancelled;

   (b) the term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the Warrant for which it is exchanged; and

   (c) any document previously evidencing a Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued; and

6) each of the Option Plan and the RSU Plan shall be terminated and, for greater certainty, all rights thereunder to receive any securities of the Corporation or other benefits formerly held by Securityholders shall be extinguished.

Summary of Key Procedural Steps for the Arrangement to Become Effective

In order for the Arrangement to become effective:

(a) the PV Conversion must be completed;

(b) the Arrangement Resolution must be approved by Shareholders by the Required Shareholder Approval in the manner set forth in the Interim Order;

(c) the Court must grant the Final Order approving the terms and conditions of the issuance of Consideration Shares, Replacement Options, Replacement RSUs and Replacement Warrant under the Arrangement;

(d) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by one or both of the Corporation and Engine, in accordance with the Arrangement Agreement; and

(e) the Articles of Arrangement in the form prescribed by the OBCA must be filed with the OBCA Director.

Subject to the foregoing, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the date the Articles of Arrangement are filed with the OBCA Director.

Procedure for the Exchange of the Corporation's Shares

For each Registered Shareholder, accompanying this Circular is a Letter of Transmittal. The Corporation has enclosed an envelope with the Meeting Materials in order to assist Registered Shareholders with returning Letters of Transmittal and related documents to the Depositary.

In order for a Registered Shareholder to receive the Consideration Shares for each Share held by such Registered Shareholder, such Registered Shareholder must deposit the certificate(s) representing his, her or its Shares or applicable DRS Statement(s) with the Depositary. The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Statements for Shares deposited for payment pursuant to the Arrangement.

It is recommended that Registered Shareholders complete, sign and return the Letter of Transmittal with the accompanying Share certificate(s) representing their Shares to the Depositary as soon as possible.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, issuance of the Consideration Shares for Shares will be made only after timely receipt by the Depositary of a duly completed and signed Letter of Transmittal, together with certificates representing such Shares or applicable DRS Statements and such other documents and instruments referred to in the Letter of Transmittal or as the Depositary may require from time to time, acting reasonably. The Depositary will issue the Consideration Shares that a Shareholder is entitled to receive in accordance with the instructions in the Letter of Transmittal. Engine reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by the Depositary. As soon as practicable following the later of the Effective Date and the deposit of the Shares, including delivery of the Letter of Transmittal, certificates and other corresponding documents required from the Registered Shareholder, the Depositary shall forward the Consideration Shares payable to the applicable Shareholder in accordance with the Plan of Arrangement and the instructions in the Letter of Transmittal.

Any Non-Registered Shareholder whose Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Shares and should follow the instructions of such nominee in order to deposit such Shares with the Depositary.

The method used to deliver a Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Registered Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. The Corporation recommends that the necessary documentation be hand

delivered to the Depositary and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Certificates representing the Consideration Shares will be forwarded by first class mail to the addresses supplied in the Letter of Transmittal, if any, or to the address of the Registered Shareholder as last shown on record with the Corporation, or held at an office of the Depositary as set out in the Letter of Transmittal for pick-up. Delivery of such certificates representing the Consideration Shares in accordance with a Registered Shareholder's instructions in the Letter of Transmittal will be deemed to constitute receipt by such Registered Shareholder.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred or surrendered pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, then the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Shareholder of such Shares and the receipt by the Depositary of a Letter of Transmittal and any other documents the Depositary requires, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares which such Registered Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Consideration Shares, be required to give a bond satisfactory to Engine, the Corporation and the Depositary, in such sum as Engine, the Corporation and the Depositary may direct or otherwise indemnify Engine, the Corporation and the Depositary in a manner satisfactory to Engine, the Corporation and the Depositary against any claim that may be made against Engine, the Corporation and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

If any former Registered Shareholder fails to deliver to the Depositary on or before the sixth anniversary of the Effective Date the Letter of Transmittal, the certificates representing the Shares held by such Shareholder and any other certificates, documents or instruments required to be delivered to the Depositary in order for such Shareholder to receive the Consideration Shares which such former holder is entitled to receive, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Engine or its successor any Consideration Shares held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Engine or its successor and will be cancelled. None of Engine, the Resulting Issuer, or the Corporation will be liable to any person in respect of any Consideration Shares (including any Consideration Shares previously held by the Depositary in trust for any such former holder) which is forfeited to Engine, the Resulting Issuer or the Corporation or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Withholding Rights

The Corporation, Engine, the Resulting Issuer, the Depositary and any other Person that makes a payment under the Plan of Arrangement, as applicable (each, a "**Plan Payor**"), will be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, holder of Options, holder of RSUs or holder of Warrants under the Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as the Corporation, Engine, the Resulting Issuer, the Depositary or such other Person, as applicable, determines is required to be deducted and withheld with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial,

state, local or foreign tax law. All such withheld amounts will be treated as having been paid to the person in respect of which such deduction and withholding were made on account of the obligation to make payment to such person under the Plan of Arrangement, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of the Corporation, Engine, the Resulting Issuer or the Depositary, as the case may be. Each Plan Payor is authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to the Plan Payor to enable it to comply with such deduction or withholding requirement and the Plan Payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

The foregoing information is a summary only. For further details of procedures, see the full text of the Arrangement Agreement, which is available under the Corporation's profile on SEDAR at www.sedar.com.

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendations of the Board, Shareholders should be aware that certain members of the Board and the Senior Officers of the Corporation have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally. These interests and benefits are described below.

Except as otherwise disclosed in this Circular, all benefits received, or to be received, by Senior Officers of the Corporation as a result of the Arrangement are, and will be, solely in connection with their services as employees or consultants of the Corporation. No benefit has been, or will be, conferred for the purpose of increasing the value of the consideration payable to any such Person for Shares, nor is it, or will it be, conditional on that Person supporting the Arrangement.

Security Ownership – Directors and Senior Officers

As of close of business on the Record Date, the members of the Board and the Senior Officers, together with their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 9,804,951 Shares representing approximately 3.2% of the Shares outstanding as of the Record Date on an undiluted basis, all as set out in the table below.

All of the Shares held or controlled by the members of the Board and the Senior Officers will be treated in the same fashion under the Arrangement as Shares held by any Shareholder.

The following table sets out the number, designation and percentage of the outstanding securities of any class of securities of the Corporation beneficially owned or over which control or direction is exercised by each director and officer of the issuer and, if known after reasonable enquiry, by other insiders, associates or affiliates of the Corporation or associates or affiliates of insiders of the Corporation, or persons acting jointly or in concert with the Corporation, as at the Record Date.

Name	Number of Shares(1)	% of Shares(2)	Number of Options(1)	% of Options(3)	Number of RSUs	Percentage of RSUs(5)
Justin Kenna *Director and Chief Executive Officer*	4,715,100	1.52%	2,100,000	10.9%`	Nil	Nil
Kevin Wright	2,898,000	0.93%	425,000	2.2%	Nil	Nil

Name	Number of Shares[(1)]	% of Shares[(2)]	Number of Options[(1)]	% of Options[(3)]	Number of RSUs	Percentage of RSUs[(5)]
Director, Chairman and President						
Paul Bozoki *Chief Financial Officer*	150,000	0.05%	384,483	2.0%	Nil	Nil
Paolo DiPasquale *Chief Strategy Officer*	464,425	0.15%	1,250,000	6.5%	1,250,000	34.6%
Jill Peters *Chief Operating Officer*	2,777	0%	250,000	1.3%	Nil	Nil
Craig Armitage *Director*	Nil	Nil	350,000	1.8%	Nil	Nil
Travis Goff *Director*	500,000	0.16%	100,000	0.5%	Nil	Nil
Paul LeBreux *Director*	1,074,649	0.35%	200,000	1.0%	Nil	Nil
Tom Walker *Director*	Nil	Nil	Nil	Nil	Nil	Nil
Jeremi Gorman *Director*	Nil	Nil	100,000	0.5%	Nil	Nil
Blue & Silver Ventures, Ltd. *>10% Shareholder*	66,678,658	21.50%	100,000	0.5%	Nil	Nil
John Goff *>10% Shareholder*	50,457,398[(4)]	16.27%	Nil	Nil	Nil	Nil

Notes:

(1) The information as to ownership of securities is not known to the Corporation and has been obtained by the Corporation from publicly disclosed information and/or provided by the Securityholder listed above.

(2) Calculated on a non-diluted basis on the basis of 310,119,320 issued and outstanding Shares as at the Record Date (assuming conversion of all PV Shares).

(3) Calculated on the basis of 19,205,958 issued and outstanding Options as at the Record Date.

(4) To the knowledge of the Corporation, this amount comprises Shares held by JCG 2016 Holdings, LP and Goff NextGen Holdings, LLC, each being entities over which Mr. Goff exercises control and direction.

(5) Calculated on the basis of 3,610,023 issued and outstanding RSUs as at the Record Date.

Change of Control under Existing Agreements with Executives

Under the terms of the existing agreements with certain executive officers of the Corporation, certain of the executive officers are entitled to a change of control payment if the executive officer resigns or their employment is terminated in certain circumstances following completion of the Arrangement.

Directors' and Officers' Insurance

Engine will purchase customary "tail" policies of directors' and officers' liability insurance, at a cost not to exceed C$1,500,000, providing coverage for a period of six years from and after the Effective Time with respect to claims arising from facts or events arising from facts or events which occurred on or prior to the Effective Date.

Stock Exchange and Reporting Issuer Status

It is intended that the Common Shares will be delisted from the CSE following completion of the Arrangement. The Corporation also intends to apply to the applicable securities regulatory authorities to cease to be a reporting issuer in the provinces of Alberta, British Columbia and Ontario after the completion of the Arrangement.

SECURITIES LAW MATTERS

Canadian Securities Law Matters

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or business advice to any particular Securityholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada. Securityholders who reside in a jurisdiction outside of Canada are urged to obtain independent advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

The Corporation is a reporting issuer or equivalent in the provinces of Alberta, British Columbia and Ontario. Among other things, the Corporation is subject to MI 61-101, which is intended to regulate certain transactions between a corporation and related parties, generally by requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the Transaction by a special committee of independent directors.

The protections of MI 61-101 generally apply to "business combinations" (as defined in MI 61-101). A "business combination" includes, for an issuer, a transaction (including an arrangement), (i) as a consequence of which the interest of a holder of an equity security of the issuer may be terminated without the holder's consent; and (ii) where a Person who is a "related party" (as defined in MI 61-101) of the issuer at the time the transaction is agreed to (a) would, as a consequence of the transaction, directly or indirectly, acquire the issuer or the business of the issuer; (b) is a party to any "connected transaction" (as defined in MI 61-101) to the transaction; or (c) is entitled to receive, directly or indirectly, as a consequence of the transaction, a "collateral benefit" (as defined in MI 61-101).

As discussed below, the Arrangement is a "business combination" for the purposes of MI 61-101.

Collateral Benefits

A "collateral benefit" (as defined under MI 61-101) includes any benefit that a "related party" of the Corporation (which includes the directors and "senior officers" (as defined under MI 61-101) of the Corporation) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the Corporation or another Person. However, MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer if, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d) (i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction, over less than 1% of the outstanding shares of the issuer, or (ii) an independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive under the terms of the transaction and this determination is disclosed in the disclosure document for the transaction.

Mr. Wright owns more than 1% of the outstanding Shares (after giving effect to the deemed ownership of Shares underlying Mr. Wright's vested Options), and a payment pursuant to his consulting agreement that exceeds 5% of the value of the Consideration he would receive under the terms of the Arrangement would be a "collateral benefit" under MI 61-101 and, as a result of the foregoing, all Shares owned by Mr. Wright, and each of his related parties, will be excluded from the majority of minority approval of the Arrangement. The Corporation has determined that no other "related party" of the Corporation is entitled to receive a "collateral benefit" for purposes of MI 61-101.

Formal Valuation

Notwithstanding that the Arrangement constitutes a "business combination" for purposes of MI 61-101, as no interested party would, as a consequence of the transaction, directly or indirectly acquire the Corporation or combine with the Corporation, a formal valuation of the Shares is not required pursuant to section 4.3(1)(a) of MI 61-101.

Minority Approval

As the Arrangement is a "business combination" for the purposes of MI 61-101, the Corporation is required to obtain "minority approval" for the Arrangement. Pursuant to section 8.1(2) of MI 61-101, in determining whether minority approval for the Arrangement has been obtained, the Corporation is required to exclude the votes attaching to the Shares beneficially owned by, or over which control or direction is exercised by, in each case to the knowledge of the Corporation or any interested party or their respective senior officers, after reasonable inquiry: the Corporation, "interested parties", "related parties" of such interested parties (unless the related party meets that description solely in its capacity as a director or senior officer of one or more Persons that are neither interested parties nor insiders of the issuer), and "joint actors" of such interested parties or related parties, all as defined in MI 61-101.

MI 61-101 provides that the following are "interested parties": related parties who would, as a consequence of the transaction, directly or indirectly, acquire the issuer or the business of the issuer; related

parties who are party to any connected transaction to the business combination; and related parties who receive a collateral benefit.

The votes that are required to be excluded from the vote at the Meeting on the Arrangement Resolution for the purposes of determining majority of the minority approval pursuant to section 8.1(2) of MI 61-101, are, to the knowledge of the Corporation, after reasonable inquiry, limited to the votes attaching to the Shares beneficially owned or over which direction or control is exercised by Kevin Wright.

Accordingly, to the knowledge of the Corporation, after reasonable inquiry, the table below sets forth the votes of interested parties (or related parties of interested parties) excluded for purposes of determining minority approval in accordance with MI 61-101:

Name	Aggregate Number of Shares	Percentage of Outstanding Shares(1)
Kevin Wright	2,898,000	0.93%

Note:

(1) Calculated on a non-diluted basis on the basis of 310,119,320 issued and outstanding Shares as at the Record Date (assuming conversion of all PV Shares).

As a result of the relatively small number of Shares involved, if the Arrangement Resolution is passed by the requisite 66⅔% of the votes cast at the Meeting, it will necessarily be the case that the minority approval requirement will be satisfied.

See "*Interests of Certain Persons or Companies in the Arrangement*" and Appendix "D".

Prior Valuations and Bona Fide Prior Offers

As at the date hereof, no "prior valuation" (as such term is defined in MI 61-101) in respect of the Corporation has been made in the 24 months preceding the date of this Circular, the existence of which is known, after reasonable inquiry, to the Corporation or to any director or Senior Officer of the Corporation.

During the 24 months prior to the entering into of the Arrangement Agreement, the Corporation has not received any bona fide prior offer related to the subject matter of the Arrangement or that is otherwise relevant to the Arrangement.

U.S. Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued to Shareholders and holders of Warrants, Options and RSUs, respectively. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. Securities Laws and to determine the U.S. conditions and restrictions applicable to trades in the Engine Shares issuable pursuant to the Arrangement or upon exercise or conversion of the Replacement Warrants, Replacement Options or Replacement RSUs, as applicable.

Exemption from U.S. Registration

The Consideration Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued to Shareholders and holders of Warrants, Options and RSUs, respectively, pursuant to the

Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption and in accordance with similar exemptions from any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more *bona fide* outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act, where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction or Governmental Entity that is expressly authorized by law to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities are proposed to be issued have the right to appear and receive timely and adequate notice thereof.

The Court is authorized by law to grant such approval and is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on February 6, 2023, and the Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Toronto time) on March 13, 2023 (or as soon thereafter as legal counsel can be heard) at the Ontario Superior Court of Justice (Commercial List), subject to the approval of the Arrangement Resolution by the Shareholders.

All Securityholders are entitled to appear and be heard at this hearing for the Final Order. The Final Order of the Court will, if granted, constitute the basis for the Section 3(a)(10) Exemption with respect to the issuance of Consideration Shares, Replacement Options, Replacement RSUs and Replacement Warrants to Securityholders in exchange for their respective securities in the Corporation pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be advised that Engine will rely on the Section 3(a)(10) Exemption based on the Court's approval of the fairness of the terms and conditions of the Arrangement.

The Section 3(a)(10) Exemption will not be available for the issuance of securities upon the exercise of Replacement Options, Replacement RSUs and Replacement Warrants. This means that the Engine Shares issuable upon exercise or conversion of the Replacement Options, Replacement RSUs and Replacement Warrants cannot be issued in the United States or to a U.S. Person in reliance on the Section 3(a)(10) Exemption, and the Replacement Options and Replacement Warrants may only be exercised in the United States or by a U.S. Person and the underlying Engine Shares issued pursuant to Engine's effective registration statement on Form S-8 (File No. 333-257418), a registration statement to be filed by Engine in accordance with General Instructions E to Form S-8 under the U.S. Securities Act or a then-available exemption from the registration requirements of the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States.

The Engine Shares to be issued by Engine to Shareholders under the Plan of Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by Persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Engine at the Effective Date or who have been affiliates of Engine within 90 days before such resale. Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. Shareholders who are affiliates of Engine solely by virtue of their status as an officer or director of Engine may sell their Engine Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.

As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. "Control" means the possession, direct or indirect, of the power to direct or

cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

Affiliates – Rule 144

In general, under Rule 144, persons that are affiliates of Engine after consummation of the Arrangement or were deemed to have been affiliates of Engine within the 90 days immediately before the resale of the Engine Shares received under the Arrangement will be entitled to sell such shares that they receive under the Arrangement in the United States, provided that the number of such shares sold, together with all other shares of the same class sold for their account during any three-month period, does not exceed the greater of one percent of the then outstanding securities of such class or, if such shares are listed on a U.S. securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such shares during the four calendar week period preceding the filing of Form 144 (or if no Form 144 is required because the amount of securities to be sold in reliance upon Rule 144 during any period of three months does not exceed 5,000 shares or has an aggregate sale price of $50,000 or less, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker), subject to aggregation rules, specified restrictions on manner of sale, reporting requirements under the aforementioned Form 144, and the availability of current public information about the Resulting Issuer. Persons that are or become affiliates of Engine after the consummation of the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Engine, and for 90 days thereafter.

Affiliates – Regulation S

In general, pursuant to Rule 904 of Regulation S under the U.S. Securities Act, persons who are affiliates of Engine solely by virtue of their status as an officer or director of such company may offer or sell Engine Shares in a transaction deemed to occur outside the United States in an "offshore transaction" (which would include a sale through the TSXV, if applicable) if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means, "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the contemplated Regulation S sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of Engine Shares who is an affiliate of Engine after the consummation of the Arrangement other than solely by virtue of his or her status as an officer or director of Engine.

Pro Forma Economic Ownership of the Resulting Issuer

Please see Schedule "A" to Appendix "F" for the unaudited *pro forma* financial statements of the Resulting Issuer which consist of the following: income statements for 9-months ended September 30, 2022, and 13-months ended December 31, 2021; and a balance sheet as at September 30, 2022.

Effect of the Arrangement on the Corporation's Securityholders' Rights

The effect of the Arrangement is that: (i) the Corporation will continue as a wholly-owned subsidiary of Engine, as a result of which all of the property and assets of the Corporation will become indirectly held by Engine; (ii) existing Shareholders will continue to hold an indirect interest in the property and assets of the Corporation and will hold an interest in the property and assets of Engine through the Consideration Shares that they receive pursuant to the Arrangement; and (iii) existing holders of Options,

RSUs and Warrants will hold Replacement Options, Replacement RSUs and Replacement Warrants, respectively.

The Arrangement does not change any of the assets, properties, rights, liabilities, obligations, business or operations of either Engine or the Corporation on a consolidated basis.

Upon completion of the Transaction, the corporate organization chart for the material Subsidiaries of the Resulting Issuer will be as follows:


GAMESQUARE INC. (British Columbia)
100%
STREAM HATCHET S.L. (Spain)
100%
FRANKLY INC. (British Columbia)
100%
WINVIEW, INC. (Delaware)
100%
SIDEQIK INC. (Delaware)
100%
GAMESQUARE ESPORTS INC. (Ontario)
100%
FRANKLY CO. (Delaware)
100%
FRANKLY MEDIA LLC (Delaware)
100%
VEMBA MEDIA TECHNOLOGIES PRIVATE LIMITED (India)
100%
GAMESQUARE ESPORTS (USA) INC. (dba Fourth Frame Studios)
100%
CODE RED ESPORTS LTD. (United Kingdom)
100%
GCN INC. (Delaware)
100%
NEXTGEN TECH LLC (dba Complexity Gaming) (Texas)
100%
SWINGMAN LLC (dba Cut+Sew and Zoned) (California)

For a summary of the pro forma consolidated capitalization of the Resulting Issuer upon completion of the Transaction, please refer to the table in Appendix "F" under the heading "*Pro Forma Consolidated Capitalization*".

In connection with the Arrangement, all Options, RSUs and Warrants outstanding immediately prior to the Effective Date will be exchanged for Replacement Options, Replacement RSUs and Replacement Warrants, respectively, which will thereafter entitle the holders to acquire or receive Engine Shares, as applicable, in lieu of Shares of the Corporation, subject to adjustment in number and exercise price to give effect to the Exchange Ratio and without entailing any other amendment to their terms.

The rights of Shareholders are currently governed by the OBCA and by the Corporation's articles of incorporation, as amended from time to time, and the Corporation's by-laws. If the Arrangement is completed, Shareholders will hold Engine Shares. Engine is a company incorporated under, and governed by, the laws of British Columbia. Accordingly, the Engine Shares issued to Shareholders will be governed by the BCBCA and Engine's articles and notice of articles. Although the rights and privileges of shareholders under the BCBCA are in many instances comparable to those under the OBCA, there are

several differences. See Appendix "J" – "*Comparison of Rights under the OBCA and the BCBCA*" to this Circular for a comparison of these rights. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholders' rights.

THE ARRANGEMENT AGREEMENT

The following descriptions of certain provisions of the Arrangement Agreement are not comprehensive and are qualified in their entirety by reference to the full text of the Arrangement Agreement. Please refer to the Arrangement Agreement, which is incorporated by reference herein, for a full description of the terms and conditions thereof. Capitalized terms used herein but not defined have the meanings ascribed thereto in the Arrangement Agreement. The Arrangement Agreement has been filed on SEDAR at www.sedar.com under the Corporation's profile.

On December 7, 2022, the Corporation and Engine entered into the Arrangement Agreement. Pursuant to the Arrangement Agreement, Engine will acquire all the issued and outstanding Shares in exchange for 0.08262 Engine Shares per Share. Former Shareholders will own approximately 60% of the Resulting Issuer, and current Engine Shareholders approximately 40% of the Resulting Issuer.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties provided between Engine and the Corporation. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate and complete as of any specified date because they are qualified by certain disclosure provided by the Corporation to Engine or Engine to the Corporation, as applicable, or are subject to a standard of materiality or are qualified by reference to an Engine Material Adverse Effect or Corporation Material Adverse Effect, as applicable. Therefore, the Shareholders should not rely on the representations and warranties as statements of factual information.

The representations and warranties provided by the Parties relate to, among other things, organization and qualification, capital structure, corporate authority and directors' approval, no violation with respect to government filings, compliance with securities law, public documents and financial statements, restrictions on business activities, absence of changes and undisclosed liabilities, litigation, employee and labour matters, compliance with Laws, material contracts, title to properties, environmental matters, tax, insurance, intellectual property, related party transactions, financial advisors, regulatory matters, insolvency, books and records, and the condition and sufficiency of assets.

Covenants of the Corporation regarding Conduct of the Business

The Arrangement Agreement includes a general covenant by the Corporation in favour of Engine that, during the Pre-Closing Period, the Corporation, and any wholly-owned Subsidiaries, shall not permit any of the items enumerated in Article 4 – Section 4.2 of the Arrangement Agreement unless the prior written consent of Engine is obtained and the item is permitted by the Arrangement Agreement, required by Law, or expressly contemplated by the disclosure letter of the Corporation.

Covenants of Engine regarding Conduct of the Business

The Arrangement Agreement requires Engine to conduct the business and operations of Engine and its Subsidiaries in the Ordinary Course, use commercially reasonable efforts to maintain the current business organizations and operations of Engine and its Subsidiaries, preserve Engine intellectual property,

maintain Permits, pay all Ordinary Course liabilities as they come due and maintain their assets and properties in good working order and condition, maintain insurance on tangible assets in amounts currently in effect, and maintain existing relationships.

Engine has agreed that, during the Pre-Closing Period, except: (i) as required by applicable Law, (ii) expressly permitted by the Arrangement Agreement, or (iii) with the prior written consent of the Corporation, Engine or any of its wholly owned Subsidiaries shall not permit any of the items enumerated in Article 4 – Section 4.1 of the Arrangement Agreement, which is incorporated herein by reference.

Covenants relating to the Arrangement Agreement

In the Arrangement Agreement, the Parties have agreed to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other Orders, registrations, consents, filings, circulars, and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Plan of Arrangement including allotting and reserving for issuance a sufficient number of Engine Shares to meet the obligations of Engine under the Arrangement Agreement.

Regulatory Approvals

As soon as reasonably practicable after December 7, 2022, the Corporation and Engine, or where appropriate, the Parties jointly, agreed to make all notifications, filings, applications, and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Exchange Approvals, and to use their commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Exchange Approvals.

Subject to Laws, the Parties agreed to cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information required, or in the opinion of a Party, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation.

Neither Party is permitted or required to divest or to offer to divest any of their assets or properties or to agree to any behavioral remedy, undertaking, commitment, or restriction on its operations in order to secure any Regulatory Approval, except with the express consent of both Parties.

If any objections are asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging any of the transactions contemplated by the Arrangement Agreement as not in compliance with Law or legal text under a Law necessary to obtain the Regulatory Approvals, the Parties agreed to use commercially reasonable efforts to resolve such objection or proceeding in order to allow the Effective Time to occur on or prior to the Outside Date.

Stock Exchange Matters

Subject to Laws and any required approvals, the Corporation and Engine shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the CSE with effect promptly following the acquisition by Engine of the Common Shares pursuant to the Arrangement Agreement. The Parties have agreed to work together to obtain the approvals necessary to ensure that the shares of the Resulting Issuer can be listed on the TSXV and Nasdaq.

Insurance and Indemnification

The Arrangement Agreement provides that, prior to the Effective Date, Engine may purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Engine and its Subsidiaries, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Parties agreed that the cost of such policies will not exceed C$1,500,000 in the aggregate and that if such insurance coverage is unavailable, Engine will, or will cause its Subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed C$1,500,000 in the aggregate.

Engine has agreed to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Corporation, Engine, and their respective Subsidiaries, including all rights pursuant to the organizational documents of such entities and any contractual rights. These rights shall survive the completion of the Transaction and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Conditions for Completion of the Transaction

Conditions in Favour of the Corporation and Engine

The Parties are not required to complete the Transaction unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a) the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement;

(b) the Arrangement Resolution shall have been passed by Shareholders at the Meeting in accordance with the Interim Order;

(c) the Engine Shareholder Approval for the Engine Transaction Resolution shall have been obtained at the Engine Meeting;

(d) each of the Regulatory Approvals shall have been made, given or obtained or its relevant waiting period has expired, on terms satisfactory to the Parties, each acting reasonably, and each such Regulatory Approval shall be in full force and effect;

(e) the TSXV and Nasdaq shall have conditionally approved the Transaction and listing thereon of the Engine Shares to be issued to Shareholders pursuant to the Plan of Arrangement and the Engine Shares issuable pursuant to the Replacement Options, the Replacement RSUs and Replacement Warrants, subject only to such conditions, including the filing of documentation, as are acceptable to Engine and the Corporation, acting reasonably;

(f) the issuance of securities under the Arrangement Agreement to U.S. Persons shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(g) no Law being in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction; and

(h) there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending in any jurisdiction that:

(i) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Engine's ability to acquire, hold, or exercise full rights of ownership over, any Shares, including the right to vote the Shares;

(ii) prohibit, restrict or impose terms or conditions on, the Transaction, or the ownership or operation by Engine of the business or assets of the Corporation or its Subsidiaries, or compel Engine to dispose of or hold separate any of the business or assets of Engine or its Subsidiaries as a result of the Transaction; or

(iii) prevent or materially delay the consummation of the Transaction, or if the Transaction were to be consummated, have a Material Adverse Effect with respect to the Corporation or Engine or result in any material liability to the Corporation or Engine.

Conditions in Favour of Engine

The obligations of Engine to complete the transactions contemplated by the Arrangement are also subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Engine and may be waived by Engine in whole or in part at any time):

(a) all covenants of the Corporation under the Arrangement Agreement to be performed on or before the Effective Date, which have not been waived by Engine, shall have been duly performed by the Corporation in all material respects;

(b) the representations and warranties of the Corporation being true and correct as of the Effective Date, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date;

(c) since December 7, 2022, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of the Corporation;

(d) the Corporation shall make commercially reasonable efforts to secure a resignation and release from such employees of the Corporation who are not continuing as employees of the Corporation or Engine following the Effective Time;

(e) the Corporation shall have converted all of the issued and outstanding PV Shares to Common Shares in accordance with the articles of the Corporation; and

(f) the Corporation shall have received all necessary third-party consents, waivers, approvals, authorizations, and notices required to consummate the transactions contemplated in the Arrangement Agreement in order to give effect to the Transaction.

Conditions in Favour of the Corporation

The obligations of the Corporation to complete the transactions contemplated by the Arrangement are also subject to the fulfillment of each of the following conditions precedent, among others (as detailed

in the Arrangement Agreement), on or before the Effective Date (each of which is for the exclusive benefit of the Corporation and may be waived by the Corporation in whole or in part at any time):

(a) all covenants of Engine under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by the Corporation shall have been duly performed by Engine in all material respects, and the Corporation shall have received a certificate of Engine, addressed to the Corporation and dated the Effective Date, signed on behalf of Engine by two directors or a senior executive officer of Engine, confirming the same as at the Effective Date;

(b) the representations and warranties of Engine are true and correct as of the Effective Date, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date;

(c) since December 7, 2022, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Engine;

(d) Engine shall make commercially reasonable efforts to secure a resignation and release from such employees of Engine who are not continuing as employees of Engine following the Effective Time;

(e) Engine shall have prepared and submitted to Nasdaq an initial listing application to list the Engine Shares;

(f) the maximum number of Engine Options and Engine RSUs issuable under the Engine Gaming Omnibus Incentive Plan shall be sufficient (and shall be increased, if necessary) to allow for the issuance of the Replacement Options and Replacement RSUs in accordance with the Arrangement; and

(g) Engine shall have received all necessary third-party consents, waivers, approvals, authorizations, and notices required to consummate the transactions required to give effect to the Transaction.

Notice and Cure

The Arrangement Agreement provides that each Party will give prompt notice to the other of the occurrence, or failure to occur, of certain actual or potential breaches of the Arrangement Agreement at any time during the Pre-Closing Period.

Termination rights under the Arrangement Agreement cannot be exercised unless the terminating Party specifies in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering the notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate the Arrangement Agreement until the earlier of the Outside Date and the date that is ten (10) Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Meeting or the Engine Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

Additional Covenants Regarding Non-Solicitation

Except as provided in the Arrangement Agreement, the Parties and their Subsidiaries, shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Person to:

(a) solicit, initiate or knowingly encourage or otherwise facilitate any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c) make a Change in Recommendation; or

(d) accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, endorse, approve, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal or otherwise cooperate with, or assist, participate in or facilitate any effort or attempt by, any Person to seek to do any of the foregoing in respect of an Acquisition Proposal.

Each Party and its Subsidiaries and its representatives must immediately cease and terminate any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to December 7, 2022 with respect to any inquiry, proposal, or offer, that constitute an Acquisition Proposal, and in connection therewith each Party shall:

(a) immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Party or any Subsidiary; and

(b) to the extent it is permitted to do so, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Party or any Subsidiary provided to any such Person other than the other Party; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Party or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Notification of Acquisition Proposal

If after December 7, 2022, either Party or any of its Subsidiaries or any of their respective representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Party or any Subsidiary, such Responding Party must (a) promptly notify the non-Responding Party within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the non-Responding Party with copies of any and all documents, correspondence or other material received in respect of the Acquisition Proposal; and (b) may contact the Person making such Acquisition

Proposal, inquiry, proposal, offer or request and its representatives solely for the purpose of clarifying terms and conditions and/or determine whether it would reasonably be expected to lead to a Superior Proposal.

The Responding Party must keep the non-Responding Party reasonably informed on a current basis of the status of developments and negotiations and shall provide to the non-Responding Party copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Responding Party by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

If at any time following December 7, 2022 and prior to, either Party's respective resolution approving the Transaction, a Party receiving an Acquisition Proposal that does not result from a breach of the Arrangement Agreement, may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries to the person or persons making such Acquisition Proposal, if and only if:

(a) the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b) the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

(c) such Party has been, and continues to be, in compliance with its obligations under the Arrangement Agreement in all material respects;

(d) prior to providing any such copies, access, or disclosure, the Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and which will not contain an exclusivity provision or other term which would restrict in any manner such Party's ability to consummate the transactions contemplated in the Arrangement Agreement or to comply with its disclosure obligations to the other Party; and

(e) such Party promptly provides the other Party with:

(i) written notice stating such Party's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in the Arrangement Agreement; and

(iii) any material non-public information concerning such Party or its Subsidiaries provided to such other Person which was not previously provided to the other Party.

Right to Match

If a Party receives an Acquisition Proposal that constitutes a Superior Proposal prior to approval of either Party's respective resolution approving the Transaction, the Receiving Party may, subject to compliance with the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a) the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction with the Receiving Party or its Subsidiaries;

(b) the Receiving Party has been, and continues to be in, compliance with its obligations under the Arrangement Agreement in all material respects;

(c) the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party's board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party's board of directors to make a Change in Recommendation or approve, recommend, or enter into, a definitive agreement with respect to such Superior Proposal, including a Superior Proposal Notice;

(d) the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all ancillary documents (and supporting materials) containing material terms and conditions of the Superior Proposal, including any financing documents supplied to a Receiving Party in connection therewith;

(e) the Matching Period has elapsed;

(f) during any Matching Period, such other Party has had the opportunity to offer to amend the Arrangement Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g) after the Matching Period, the Receiving Party's board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal and has determined in good faith, after consultation with its outside legal counsel, that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

(h) prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Receiving Party terminates the Arrangement Agreement.

During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose, the Receiving Party's board of directors must review any offer made by the other Party to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. If the Receiving Party's board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly advise the other Party and the Parties shall amend the Arrangement Agreement to reflect such offer made by the other Party.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof constitute a new Acquisition Proposal

and the other Party shall be afforded a new full Matching Period to match the new Superior Proposal from the Receiving Party.

The Receiving Party's board of directors shall promptly reaffirm the Board Recommendation or the Engine Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party's board of directors determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than five (5) Business Days before the Meeting or the Engine Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to proceed with or adjourn or postpone such Meeting or Engine Meeting, to a date specified by the other Party that is not more than ten (10) Business Days after the scheduled date of the Meeting or the Engine Meeting and provided that such adjourned or postponed meeting is held at least five (5) Business Days prior to the Outside Date.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a) the mutual written agreement of the Parties; or

(b) either Engine or the Corporation if:

(i) the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or its breach of any of its representations and warranties under the Arrangement Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii) there shall be enacted or made any Law or there shall exist any Order that makes consummation of the Plan of Arrangement illegal or otherwise restricts, prohibits or enjoins the Corporation or Engine from consummating the Plan of Arrangement and such Law or Order shall have become final and non-appealable, provided that the Party's shall have used its commercially reasonable efforts to, as applicable, appeal or overturn any such Order or lift such Order;

(iii) the Arrangement Resolution shall not have been passed by Shareholders at the Meeting in accordance with the Interim Order; or

(iv) the Engine Transaction Resolution shall not have been passed by Engine Shareholders at the Engine Meeting; or

(c) Engine if:

(i) the Board has a Corporation Change in Recommendation;

(ii) prior to the approval by the Engine Shareholders of the Engine Transaction Resolution, the Engine Board authorizes Engine to enter into a written agreement with respect to a Superior Proposal;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any condition not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured, provided that any Wilful Breach shall be deemed incapable of being cured; provided that Engine is not then in breach of the Arrangement Agreement so as to cause any condition not to be satisfied;

(iv) the Corporation breaches the covenants in the Arrangement Agreement regarding non-solicitation in any material respect; or

(v) any Material Adverse Effect in respect of the Corporation occurs or is disclosed to the public (if previous undisclosed to the public) after December 7, 2022; or

(d) the Corporation if:

(i) the Engine Board has an Engine Change in Recommendation;

(ii) prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Corporation to enter into a written agreement with respect to a Superior Proposal;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Engine under the Arrangement Agreement occurs that would cause any condition not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured, provided that any Wilful Breach shall be deemed incapable of being cured; provided that the Corporation is not then in breach of the Arrangement Agreement so as to cause any condition not to be satisfied; or

(iv) Engine breaches the covenants in the Arrangement Agreement regarding non-solicitation in any material respect; or

(v) after December 7, 2022, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Engine.

INFORMATION CONCERNING THE CORPORATION

The Corporation is vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esport fans. The Corporation owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN Inc., a digital media company focusing on the gaming and esports audience based in Los Angeles, Swingman LLC (d/b/a Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, NextGen Tech, LLC (d/b/a Complexity Gaming), a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business.

The Corporation's registered and head office is located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5. The Corporation's corporate website address is www.gamesquare.com. The information on the Corporation's website is not incorporated by reference into this Circular.

The Corporation is a reporting issuer in the provinces of Alberta, British Columbia and Ontario and the Common Shares trade on the CSE under the trading symbol "GSQ", the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the trading symbol "GMSQF" and the Frankfurt Stockholm Exchange under the trading symbol "29Q1". It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Common Shares will be delisted from trading on the CSE and the Corporation will apply to the applicable Canadian securities regulators to have the Corporation cease to be a reporting issuer.

For further information concerning the business and operations of the Corporation, see Appendix "D".

Interest of Informed Persons in Material Transactions

Other than as discussed in this Circular, no director, executive officer, Shareholder beneficially owning or exercising control or direction over (directly or indirectly) more than 10% of the Shares or associate or affiliate of the foregoing Persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed fiscal year or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its Subsidiaries.

Commitments to Acquire Securities of the Corporation

Except as otherwise disclosed in this Circular, there are no agreements, commitments or understandings to acquire securities of the Corporation by the Corporation, any directors or officers of the Corporation, or, to the knowledge of the directors and officers of the Corporation after reasonable enquiry, by any insider of the Corporation (other than a director or officer), any associate or affiliate of an insider of the Corporation, any associate or affiliate of the Corporation, or any Person acting jointly or in concert with the Corporation.

Acceptance of Arrangement and Benefits

To the extent that any of votes of the aforementioned persons under the above heading "*Commitments to Acquire Securities of the Corporation*" are not Excluded Votes, the Corporation expects that the independent directors and officers of the Corporation will vote in favour of the Arrangement Resolution. The Corporation is not aware of any direct or indirect benefits to such persons for accepting or rejecting the Arrangement Resolution, or as a result of any subsequent transactions or material changes, other than those disclosed elsewhere in this Circular. See "*Securities Law Matters*" and "*Interests of Certain Persons or Companies in the Arrangement*".

Material Changes in the Affairs of the Corporation and Other Benefits

Except as publicly disclosed or otherwise described in this Circular, the directors and officers of the Corporation are not aware of any plans or proposals for material changes in the affairs of the Corporation. See "*The Arrangement – Stock Exchange and Reporting Issuer Status*".

Except as disclosed elsewhere in this Circular, the directors and officers of the Corporation are not aware of any specific benefit, direct or indirect, as a result of the material changes or subsequent transactions contemplated in this Circular. See "*Securities Law Matters – Collateral Benefits*".

Arrangements between the Corporation and Securityholders

Except as disclosed elsewhere in this Circular, the Corporation has not made and is not proposing to make any agreement, commitment or understanding to a Securityholder of the Corporation relating to the Arrangement.

Previous Distributions

Excluding any Common Shares distributed pursuant to the exercise of Options or on settlement of RSUs, no Common Shares have been distributed during the five-year period preceding the date of this Circular, except as follows:

Date of Issuance	Number of Common Shares Issued	Deemed Issue Price Per Common Share
September 30, 2022	29,900,000	C$0.14
August 11, 2022	8,988,571	C$0.14
July 20, 2022	926,285	C$0.14
May 30, 2022	20,040,429	C$0.14
July 27, 2021	2,000,000	C$0.26
July 22, 2021	42,500,000	C$0.38
June 30, 2021	83,328,750	C$0.26
March 18, 2021	16,700,000	C$0.42
March 16, 2021	43,749,996	C$0.33
February 19, 2021	2,381,477	C$0.42
November 17, 2020	600,000	C$0.18
October 2, 2020	12,032,900	C$0.25
October 2, 2020	9,996,051	C$0.19
October 2, 2020	9,300,000	C$0.19
April 4, 2018(1)	10,000,000	C$0.15

Note:

(1) The common shares were issued by Magnolia Colombia Ltd., a predecessor to the Corporation.

No PV Shares have been distributed during the five-year period preceding the date of this Circular, except as follows, which PV Shares were issued as a result of conversions of Common Shares into PV Shares:

Date of Issuance	Number of PV Shares Issued
June 21, 2022	150,000

No Options have been distributed during the five-year period preceding the date of this Circular, except as follows:

Date of Issuance	Number of Options Issued	Exercise Price Per Option
December 6, 2022	200,000	C$0.20
September 14, 2022	250,000	C$0.128
August 30, 2022	1,287,500	C$0.176
August 30, 2022	312,500	C$0.20
August 30, 2022	250,000	C$0.164
March 23, 2022	950,000	C$0.35
February 28, 2022	1,800,000	C$0.35
February 15, 2022	200,000	C$0.35
September 20, 2021	6,396,475	C$0.435
July 5, 2021	2,300,000	C$0.51
April 28, 2021	1,450,000	C$0.47
April 9, 2021	100,000	C$0.43
March 18, 2021	212,766	C$ 0.47
March 16, 2021	3,000,000	C$0.40
March 16, 2021	1,000,000	C$0.44
March 2, 2021	550,000	C$0.47
February 24, 2021	500,000	C$0.50
January 22, 2021	2,000,000	C$0.44
November 25, 2020	2,000,000	C$0.48
October 2, 2020	6,034	C$0.609
October 2, 2020	223,275	C$0.60
March 14, 2019(1)	34,483	C$0.58
October 2, 2018(1)	44,827	C$0.609

Note:

(1) The options were issued by Magnolia Colombia Ltd., a predecessor to the Corporation.

No RSUs have been distributed during the five-year period preceding the date of this Circular, except as follows:

Date of Issuance	Number of RSUs Issued
December 7, 2022	2,000,000
August 30, 2022	1,250,000
March 23, 2022	700,000
February 15, 2022	200,000
September 20, 2021	2,667,158
July 26, 2021	1,575,000
June 4, 2021	2,000,000

No Warrants have been distributed during the five-year period preceding the date of this Circular, except as follows:

Date of Issuance	Number of Warrants Issued	Exercise Price
December 23, 2022	783,176	C$0.13
September 30, 2022	6,000,000	C$0.20
June 30, 2022	4,494,286	C$0.14
July 22, 2021	1,487,500	C$0.40
July 22, 2021	21,250,000	C$0.60
March 4, 2021	1,169,000	C$0.60
March 4, 2021	8,350,000	C$0.60
February 19, 2021	166,703	C$0.60
February 19, 2021	1,190,738	C$0.60
November 17, 2020	600,000	C$0.40
October 2, 2020	12,032,900	C$0.40
October 2, 2020	420,000	C$0.40
April 4, 2018	10,000,000	C$0.20

During the five-year period preceding the date of this Circular, the Corporation issued 6,687,060 Common Shares pursuant to the settlement of RSUs and no Common Shares pursuant to the exercise of Options or Warrants.

Dividend Policy

As of the date of this Circular, the Corporation has not declared dividends on its Common Shares. The Corporation currently intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Corporation does not intend to pay dividends on its Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, and any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant.

Expenses of the Arrangement

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third-party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, shall be paid by the party incurring such fees, costs or expenses, whether or not the Arrangement is consummated.

INFORMATION CONCERNING ENGINE

Engine addresses market opportunities in esports, gaming, data, and streaming content distribution. Engine owns a combination of technology assets that include: (i) a skills-based mobile engagement platform for traditional sports and esports – WinView; (ii) a data intelligence platform – Stream Hatchet; (iii)

influencer marketing – Sideqik; and (iv) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users.

The head office of Engine is located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339 and the registered office of Engine is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8. Engine's corporate website address is www.enginegaming.com. The information on Engine's website is not incorporated by reference into this Circular.

Engine is a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Engine Shares are listed and posted for trading on the TSXV under the trading symbol "GAME", on Nasdaq under the trading symbol "GAME", and the OTCQB under the trading symbol "GAME".

For further information concerning the business and operations of Engine, see Appendix "E".

INFORMATION CONCERNING THE RESULTING ISSUER

For information concerning the business and operations of the Resulting Issuer, see Appendix "F".

RISK FACTORS

Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Engine and the Corporation, and to investing in Engine Shares. There are certain risk factors associated with the Arrangement and an investment in Engine Shares which should be carefully considered by Shareholders, including the fact that the Arrangement may not be completed, if among other things, the Arrangement Resolution is not approved at the Meeting, the Engine Transaction Resolution is not approved at the Engine Meeting, or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Engine and the Corporation pursuant to applicable Laws from time to time.

The Arrangement May Not Be Completed

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Parties, including obtaining approval of the Engine Shareholders of the Engine Transaction Resolution, approval of Shareholders of the Corporation of the Arrangement Resolution, the Exchange Approvals, approval of the Court and the performance by the Corporation and Engine of their respective obligations and covenants in the Arrangement Agreement. There is no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied, or if satisfied, when they will be satisfied.

There are a number of material risks to which the Corporation is subject relating to the Arrangement not being completed, including the following:

(a) certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by the Corporation even if the Arrangement is not completed;

(b) if the Arrangement is not completed, the market price of the Shares may be adversely affected; and

(c) if the Arrangement Agreement is terminated and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Engine's ability to realize the anticipated growth opportunities and synergies from integrating the Corporation's business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to the Resulting Issuer following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Resulting Issuer to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Risks Related to the Businesses of Engine and the Corporation

Each of the businesses of Engine and the Corporation are subject to significant risks. See the risk factors set out in the documents incorporated by reference in Appendices "D" and "E". While each of Engine and the Corporation have completed due diligence investigations, including reviewing, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on the combined assets of Engine and the Corporation following the Arrangement and may have a negative impact on the value of the Engine Shares.

Engine and the Corporation Expect to Each Incur Significant Costs Associated with the Arrangement

Each of Engine and the Corporation will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of Engine's and the Corporation's costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Dissent Rights

Registered Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Shares in cash in connection with the Arrangement in accordance with the OBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. If there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Shareholders that could have an adverse effect on Engine's financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Shares in respect of which Shareholders have duly and validly exercised Dissent Rights exceeds 5% of the Shares then outstanding, Engine is entitled, in its discretion, not to complete the Arrangement. See "*Dissent Rights*".

The Engine Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected

Pursuant to the Arrangement, each Shareholder will be entitled to receive 0.08262 of an Engine Share for each Share held, subject to adjustment for fractional shares. Because the Exchange Ratio under the Arrangement will not be adjusted to reflect any changes in the market value of Engine Shares or the Shares, the market values of the Engine Shares and the Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Engine Shares declines, the value of the Consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Engine, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions and other factors over which neither Engine nor the Corporation has control.

Restrictions from Pursuing Business Opportunities

Each of Engine and the Corporation is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, the Parties are restricted from soliciting, initiating or knowingly encouraging any Acquisition Proposal, among other things. The Arrangement Agreement also restricts them from taking specified actions until the Arrangement is completed without the consent of the other Party. These restrictions may prevent each Party from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The Pro Forma Financial Statements are Presented for Illustrative Purposes Only and may not be an Indication of the Resulting Issuer's Financial Condition or Results of Operations Following the Arrangement

The *pro forma* financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Resulting Issuer's financial condition or results of operations following the Arrangement for a number of reasons. For example, the *pro forma* financial statements have been derived from the historical financial statements of Engine and the Corporation and certain adjustments and assumptions have been made regarding the Resulting Issuer after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the *pro forma* financial statements do not reflect all costs that are expected to be incurred by the Resulting Issuer in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Engine and the Corporation is not reflected in the *pro forma* financial statements. As a result, the actual financial condition and results of operations of the Resulting Issuer following the Arrangement may not be consistent with, or evident from, these *pro forma* financial statements. In addition, the assumptions used in preparing the *pro forma* financial information may not prove to be accurate, and other factors may affect the Resulting Issuer's financial condition or results of operations following the Arrangement. Any potential decline in the Resulting Issuer's financial condition or results of operations may cause a significant decrease in the stock price of Engine.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement that are generally applicable as of the date hereof to a beneficial owner of Shares who, for purposes of the Tax Act and at all relevant times: (i) deals at arm's length with the Corporation and Engine; (ii) is not affiliated with the Corporation or Engine; and (iii) holds its Shares, and will hold its Engine Shares, as capital property (each such beneficial owner in this section, a "**Holder**"). Generally, the Shares and Engine Shares will be considered capital property to a Holder for purposes of the Tax Act unless

the Holder uses or holds such shares in the course of carrying on a business or acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not discuss any tax consequences applicable to holders of Warrants or Options (including holders who acquired Shares pursuant to the exercise of Warrants or Options), nor does this summary apply to holders of an equity based employment compensation plan or arrangement, including the RSUs, or holders who acquired Shares under the Option Plan, or Engine Shares under the Engine Gaming Omnibus Incentive Plan, or in either case an other equity based employment compensation arrangement.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") made publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in administrative policies or practices, nor does this summary take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

Generally, for purposes of the Tax Act, all amounts relating to Shares or Engine Shares must be computed in Canadian dollars based on exchange rates determined in accordance with the Tax Act.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders and other Shareholders should consult with and rely upon their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences under Canadian federal, provincial, local and foreign tax laws.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times is, or is deemed to be, resident in Canada (a "**Resident Holder**").

This summary is not applicable to a Resident Holder: (i) that is a "financial institution" (as defined for purposes of the "mark-to-market rules"); (ii) that is a "specified financial institution"; (iii) an interest in which is a "tax shelter investment"; (iv) whose "functional currency" is the currency of a country other than Canada; (v) that has entered into or will enter into a "synthetic disposition agreement" or a "derivative forward agreement" with respect to Shares; or (vi) that receives dividends on the Shares under or as part of a "dividend rental arrangement". Each phrase in quotations has the meaning attributed to such phrase for purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

This summary does not address the possible application of the "foreign affiliate dumping" rules that may be applicable to a Resident Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is or becomes, or does not deal at arm's length (for purposes of the Tax Act) with a corporation

that is or becomes, as part of a transaction or event or series of transactions or events or series of transaction or events that includes the Arrangement, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm's length (for purposes of the Tax Act) for purposes of the rules in section 212.3 of the Tax Act.

Certain Resident Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors as to whether such subsection 39(4) election is available or advisable in their particular circumstances.

Exchange of Shares for Engine Shares

A Resident Holder, other than a Resident Dissenter (as defined below), who disposes of Shares to Engine in exchange for Engine Shares under the Arrangement will generally be deemed to have disposed of such Shares in a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain (or a capital loss) as described in the immediately following paragraph. Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Resident Holder's Shares for proceeds of disposition equal to the adjusted cost base (as defined in the Tax Act) of the Shares to such Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Engine Shares at an aggregate cost equal to such adjusted cost base of the Shares. The cost of such Engine Shares will be averaged with the adjusted cost base of any other Engine Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Engine Share held by the Resident Holder as capital property.

A Resident Holder may choose to recognize a capital gain (or a capital loss) on the exchange of Shares for Engine Shares under the Arrangement by including all or part of such capital gain (or capital loss) in respect of the exchange in computing the Resident Holder's income for the taxation year in which the exchange occurs. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Engine Shares received exceeds (or is less than) the aggregate adjusted cost base (as defined in the Tax Act) of the Shares to the Resident Holder, determined immediately before the exchange and any reasonable costs of disposition. A general description of the taxation of capital gains and capital losses is set out below under "*Holders Resident in Canada – Taxation of Capital Gains and Capital Losses*". The cost to a Resident Holder of the Engine Shares acquired on the exchange in these circumstances will equal the fair market value of those shares at the time of the exchange. This cost will generally be averaged with the adjusted cost base of any other Engine Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost of each Engine Share held by the Resident Holder as capital property.

Taxation of Dividends on Engine Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on Engine Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Engine as "eligible dividends" as defined in, and in accordance with, the Tax Act. There may be limitations on Engine's ability to designate dividends on the Engine Shares as "eligible dividends".

A Resident Holder that is a corporation will be required to include in income any dividends received or deemed to be received on Engine Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income to the extent and under the circumstances provided in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on Engine Shares to the extent that such dividends are deductible in computing such Resident Holder's taxable income.

Disposition of Engine Shares

Generally, a Resident Holder that disposes or is deemed to dispose of an Engine Share in a taxation year will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Engine Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder the Engine Share immediately before the disposition. A general description of the taxation of capital gains and capital losses is set out below under "*Holders Resident in Canada – Taxation of Capital Gains and Capital Losses*".

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**") realized in that year. A Resident Holder must deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition of a Share or Engine Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends previously received or deemed to have been received by the corporation on such share (or on a share for which such share has been substituted or exchanged). Similar rules may apply where Shares or Engine Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on "aggregate investment income" (as defined in the Tax Act), which includes an amount in respect of taxable capital gains, dividends not deductible in computing taxable income and interest. Proposed Amendments released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of "aggregate investment income" to "substantive CCPCs" as defined in such Proposed Amendments.

Minimum Tax

A capital gain or dividend realized or received by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a "**Resident Dissenter**") and transfers such Resident Dissenter's Shares to the Corporation under the Arrangement and is entitled to be paid the fair value of such Shares by the Corporation will be deemed to receive a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by the Court) exceeds the paid-up capital (as computed for the purpose of the Tax Act) of the Resident Dissenter's Shares immediately before their transfer to the Corporation. The tax consequences described above under "*Holders Resident in Canada – Taxation of Dividends on Engine Shares*" will generally apply with respect to any deemed dividend realized by a Resident Dissenter in respect of Shares.

In addition, a Resident Dissenter will be considered to have disposed of such Shares for proceeds of disposition equal to the amount paid to such Resident Dissenter (other than any portion of the payment that is interest), less the amount of any deemed dividend arising on the transfer as described above. The Resident Dissenter will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Dissenter of the Shares immediately before their transfer to the Corporation. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the tax treatment described above under "*Taxation of Capital Gains and Capital Losses*".

A Resident Dissenter will also be required to include in computing its income any interest awarded to the Resident Dissenter by a court in connection with the Arrangement and in the case of a Resident Dissenter that is a "Canadian-controlled private corporation"(as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional tax on "aggregate investment income" as described above under "*Holders Resident in Canada – Additional Refundable Tax*".

Resident Holders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.

Eligibility for Investment

Provided that the Engine Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSXV) or Engine qualifies as a "public corporation" (as defined in the Tax Act), the Engine Shares will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("**RRSP**"), registered retirement income fund ("**RRIF**"), registered education savings plan ("**RESP**"), registered disability savings plan ("**RDSP**"), deferred profit sharing plan or tax-free savings account ("**TFSA**") (each, a "**Registered Plan**") , each as defined in the Tax Act.

Notwithstanding the foregoing, if the Engine Shares are a "prohibited investment" for a particular RRSP, RRIF, RESP, RDSP or TFSA for purposes of the Tax Act, the annuitant under the RRSP or RRIF, the subscriber under the RESP, or the holder of the RDSP or TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Engine Shares will not be a "prohibited investment" for these purposes unless the annuitant, subscriber or holder, as applicable: (i) does not deal at arm's length with Engine for

purposes of the Tax Act; or (ii) has a "significant interest", as defined in the Tax Act for this purpose, in Engine. In addition, the Engine Shares will generally not be a "prohibited investment" for such trust if the Engine Shares are "excluded property" (as defined in the Tax Act) for purposes of the prohibited investment rules.

Based on recently enacted Proposed Amendments, first home savings accounts (referred to as "**FHSAs**") will when effective be subject to the rules described above for Registered Plans for purposes of the Tax Act (such amendments are referred to as the "**FHSA Amendments**"). In particular, pursuant to the FHSA Amendments, Engine Shares will be a qualified investment for a FHSA provided the conditions discussed above in relation to Registered Plans are satisfied. In addition, the rules in respect of a "prohibited investment" are also proposed to apply to FHSAs and the holders thereof. The FHSA Amendments will come into force on April 1, 2023.

Annuitants under a RRSP or RRIF, subscribers under a RESP, and holders of a RDSP, TFSA or FHSA should consult their own tax advisors as to whether the Engine Shares will be a prohibited investment for such RRSP, RRIF, RESP, RDSP, TFSA or FHSA in their particular circumstances, including with respect to whether the Engine Shares would be "excluded property" for purposes of the prohibited investment rule.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Shares or Engine Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are "authorized foreign banks" (as defined in the Tax Act).

Exchange of Shares for Engine Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. A general description of "taxable Canadian property" is set out below under "*Holders Not Resident in Canada – Taxable Canadian Property*".

Disposition of Engine Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Engine Shares unless the Engine Shares are "taxable Canadian property" (as defined in the Tax Act) at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. A general description of "taxable Canadian property" is set out below under "*Holders not Resident in Canada – Taxable Canadian Property*".

Taxable Canadian Property

Generally, a Share will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Share is listed on a "designated stock exchange" (which currently includes the TSXV) unless, at any time during the 60-month period that ends at that time: (a) one or any combination of (i) the Non-Resident Holder, (ii) Persons with whom the Non-Resident Holder does not deal at arm's length, and

(iii) partnerships in which the Non-Resident Holder or any Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (i) to (iii), owned 25% or more of any class or series of shares of the Corporation or Engine, as the case may be, and (b) more than 50% of the fair market value of the Shares or Engine Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or any options in respect of, or interests in such properties, whether or not such property or properties exists.

Where a Non-Resident Holder acquires Engine Shares pursuant to the Arrangement in exchange for Shares that are, or deemed to be, at the time of exchange, taxable Canadian property to the Non-Resident Holder, such Engine Shares will generally be deemed to be taxable Canadian property for the 60 month period following the exchange. Notwithstanding the foregoing, in certain other circumstances a Share or Engine Share could be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Taxation of Dividends on Engine Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on Engine Shares will be subject to Canadian non-resident withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Holder that is entitled to claim full benefits under an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the "**Canada-U.S. Treaty**") the rate of withholding is generally reduced to 15% in respect of a dividend paid to the beneficial owner of the dividend that is resident in the United Sates for the purposes of the Canada-U.S. Treaty and qualified to claim full benefits under the Canada-U.S. Treaty.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a "**Non-Resident Dissenter**") and transfers Shares to the Corporation under the Arrangement and is entitled to be paid the fair value of such Shares by the Corporation will be deemed to receive a dividend equal to the amount, if any by which such payment (other than any portion of the payment that is interest, if any awarded by the Court) exceeds the paid-up capital (computed for the purposes of the Tax Act) of the Non-Resident Dissenter's Shares immediately before the transfer. Any such dividend deemed to be received on a Share will be subject to withholding tax under the Tax Act as described above under "*Holders Not Resident in Canada – Taxation of Dividends on Engine Shares*".

Non-Resident Dissenters will also be considered to have disposed of such Shares for proceeds of disposition equal to the amount paid to such Non-Resident Dissenter (other than any portion of the payment that is interest), less the amount of any deemed dividend. A Non-Resident Dissenter will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Shares pursuant to the exercise of Dissent Rights unless such Shares constitute, or are deemed to constitute, taxable Canadian property to the Non-Resident Dissenter and the Non-Resident Dissenter is not entitled to relief under an applicable income tax treaty or convention. See the discussion above under "*Holders Not Resident in Canada – Taxable Canadian Property*" for the circumstances in which Shares may constitute taxable Canadian property.

Generally, an amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian income or withholding tax under the Tax Act.

Non-Resident Holders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations for a U.S. Holder (as defined below) of Shares arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Engine Shares received pursuant to the Arrangement. This summary is not applicable to persons holding Options or other rights to acquire Shares, and any U.S. Holder that holds such Options or other rights should consult its own tax advisor regarding the U.S. federal income tax consequences of the Arrangement.

This summary is not intended to constitute a complete description of all the potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Engine Shares received pursuant to the Arrangement. In addition, this summary does not (a) take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder, or (b) address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the Arrangement or of the ownership and disposition of Engine Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its independent tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of the Engine Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be requested or obtained, regarding the U.S. federal income tax consequences described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions described in this summary.

Scope of this Disclosure – Authorities

This summary is based on the Code, final, temporary, and proposed Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Canada-U.S. Treaty, in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Accordingly, the U.S. federal income tax consequences of the Arrangement to U.S. Holders of Shares could differ from those described below. Except as explicitly set forth below, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a "**U.S. Holder**" is a beneficial owner of Shares or, following the completion of the Arrangement, a beneficial owner of Engine Shares received pursuant to the Arrangement, in each case that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States; (b) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (c) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (d) a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that was in existence on August 20, 1996, and has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

Non-U.S. Holders

For purposes of this summary, a "**Non-U.S. Holder**" is a beneficial owner of Shares (or, following the completion of the Arrangement, a beneficial owner of Engine Shares received pursuant to the Arrangement) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to Non-U.S. Holders arising from and relating to the Arrangement nor relating to the ownership and disposition of Engine Shares received pursuant to the Arrangement. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax consequences (including the potential application of and operation of any tax treaties) arising from the matters described above.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code. For example, this discussion does not address U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) that have a "functional currency" other than the U.S. dollar; (e) that are subject to the alternative minimum tax provisions of the Code; (f) that own Shares (or, following the completion of the Arrangement, Engine Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) that acquired Shares through the exercise of employee stock options or otherwise as compensation for services; (h) that are U.S. expatriates; (i) that are required to accelerate the recognition of an item of gross income with respect to Shares as a result of such income being recognized on an applicable financial statement; (j) that own, or have owned, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests of the Corporation (or, following the completion of the Arrangement, persons that will own, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests in Engine); and (k) that are partnerships or other pass-through entities (including subchapter S corporations) and investors therein. In addition, this summary does not address: (i) U.S. Holders that hold the Shares (or, following the completion of the Arrangement, Engine Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (ii) the U.S. tax consequences to the Corporation or Engine; (iii) tax consequences, if any, to U.S. Holders relating to U.S. federal tax laws other than U.S. federal income tax laws (such as the 3.8% "Medicare" tax on certain investment income); (iv) U.S. Holders that own Shares (or, following the completion of the Arrangement, Engine Shares) through a foreign corporation, including a controlled foreign corporation or a passive foreign investment company and (v) any tax reporting requirements except as expressly discussed below. U.S. Holders that are described in this paragraph should consult their own independent tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the Arrangement and the ownership and disposition of Engine Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Shares (or, following the completion of the Arrangement, Engine Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Engine Shares received pursuant to the Arrangement.

Controlled Foreign Corporation Status

A non-U.S. corporation will be considered to be a controlled foreign corporation ("**CFC**") if U.S. persons that own at least 10% (or are considered as owning such amount by applying the attribution rules of section 958(b) of the Code) of the total combined voting power of the corporation or the total value of the stock of the corporation individually or collectively own more than 50% of the total combined voting power or the total value of the stock of the corporation (as determined by applying the attribution rules of section 958(b)).

The Corporation does not believe that it will be classified as a CFC during its current taxable year or that either it or Engine (following the completion of the Arrangement) will be so-classified in the foreseeable future. The determination of CFC status, however, is fundamentally factual in nature and generally cannot be determined prospectively. The Corporation has not made a full and complete determination regarding its CFC status for any taxable year. Accordingly, there can be no assurance that either the Corporation or Engine (following completion of the Arrangement) will not be classified as a CFC for its 2023 taxable year or in the foreseeable future. The determination of whether a company is a CFC is a factual determination and is therefore subject to change.

This Circular assumes that neither the Corporation nor Engine will be classified as a CFC for any taxable year following the completion of the Arrangement. If the Corporation or Engine were classified as a CFC for any taxable year during which a U.S. Holder held Shares or Engine Shares, as applicable, such U.S. Holder could be required to include in its income a portion of the earnings of the Corporation or Engine under Sections 951 (subpart F) or 951A (Global Intangible Low-Taxed Income) of the Code, regardless whether any distribution was made with respect to such shares. This could result in U.S. federal income tax consequences to such U.S. Holder that are materially more adverse than those otherwise described herein, including the accelerated receipt of income at ordinary income tax rates. Accordingly, U.S. Holders should consult their own independent tax advisor regarding the possible classification of the Corporation or Engine as a CFC, the potential effect of the CFC rules to such U.S. Holder, as well as the availability and effect of any election that may be available under the CFC rules, in each case, having regard to such U.S. Holder's particular circumstances.

PFIC Status

A non-U.S. corporation will be considered a passive foreign investment company (a "**PFIC**") if 75% or more of its gross income (including a pro rata share of the gross income of any company (U.S. or non-U.S.) in which the corporation is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, a non-U.S. corporation will be considered a PFIC if the average percentage of its assets (including a pro rata share of the assets of any company of which the corporation is considered to own 25% or more of the shares by value) during the taxable year, which are held for the production of, or produce, passive income is at least 50%.

The Corporation does not believe that it will be classified as a PFIC during its current taxable year or in the foreseeable future. The determination of PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. The Corporation has not made a full and complete determination regarding its PFIC status for any taxable year. Accordingly, there can be no assurance that the Corporation is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder has held Shares. It is also currently expected that Engine will not be classified as a PFIC for its 2022 taxable year or in the foreseeable future. The determination of whether a company is a PFIC is a factual determination that must be made annually at the end of the taxable year and is therefore subject to change.

This Circular assumes that neither of the Corporation or Engine were, are, or will be classified as a PFIC for any taxable year during which a U.S. Holder held Shares or Engine Shares, as applicable. If the Corporation or Engine were or are classified as a PFIC for any taxable year during which a U.S. Holder held Shares or Engine Shares, as applicable, the U.S. federal income tax consequences to such U.S. Holder disposing of Shares or Engine Shares or receiving an excess distribution from Engine, as applicable, might be materially more adverse than those otherwise described herein. Accordingly, U.S. Holders should consult their own independent tax advisor regarding the possible classification of the Corporation or Engine as a PFIC, the potential effect of the PFIC rules to such U.S. Holder, as well as the availability and effect of any election that may be available under the PFIC rules, in each case, having regard to such U.S. Holder's particular circumstances.

Additional Assumptions

This summary is based on certain understandings and assumptions with respect to the business, assets and Shareholders of the Corporation, including that the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement, with the consideration contemplated therein.

U.S. Federal Income Tax Consequences of the Arrangement

The Corporation and Engine intend for the Arrangement to be treated as a reorganization within the meaning of Section 368(a) of the Code (a "**Reorganization**"). However, no legal opinion from U.S. legal counsel or ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none is expected to be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization and that, if challenged, a U.S. court would not agree with the IRS.

Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization

Assuming the Arrangement qualifies as a Reorganization, and subject to the assumptions and qualifications described in this summary, the Arrangement should result in the following U.S. federal income tax consequences to U.S. Holders of Shares or Engine Shares:

- a U.S. Holder of Shares that, following the completion of the Arrangement, will own less than five percent of both the total voting power and the total value of the stock of Engine (applying the attribution rules of Section 958 of the Code) should not recognize gain or loss on the exchange of its Shares for Engine Shares;

- a U.S. Holder of Shares that, following the completion of the Arrangement, will own five percent or more of either the total voting power or the total value of the stock of Engine (applying the attribution rules of Section 958 of the Code) will be required to recognize gain, if any, on the exchange unless it enters into a gain recognition agreement ("**GRA**") with the IRS. Among other things, a GRA requires an exchanging shareholder to recognize any gain it realized on the exchange if a gain recognition event occurs (including a disposal of the Engine shares received) during the period beginning on the date of the initial transfer and ending as of the close of the fifth full taxable year after the date of the exchange of the Shares for Engine Shares, to pay an interest charge on the amount of the deferred gain, to provide certain annual certifications to the IRS and to extend the statute of limitations for assessment of tax on the gain realized on the exchange. The GRA requirements, triggering events and exceptions are extremely complicated. Accordingly, U.S. Holders who may own five percent or more of either the total voting power or the total value of the stock of Engine (applying the attribution rules

of Section 958 of the Code) should consult their own independent tax advisor regarding the requirements and application of a GRA.

- the aggregate tax basis of Engine Shares received by a U.S. Holder of Shares that, following the completion of the Arrangement, will own less than five percent of both the total voting power and the total value of the stock of Engine (applying the attribution rules of Section 958 of the Code) or that enters into a GRA will equal the tax basis of Shares surrendered by such U.S. Holder; and

- the holding period of Engine Shares received by a U.S. Holder of Shares that, following the completion of the Arrangement, will own less than five percent of both the total voting power and the total value of the stock of Engine (applying the attribution rules of Section 958 of the Code) or that enters into a GRA will include the holding period of the Shares surrendered by such U.S. Holder. If the U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder's tax basis and holding period in the Engine Shares generally must be determined with reference to each block of Shares.

Tax Consequences if the Arrangement Does Not Qualify as a Reorganization

If the Arrangement fails to qualify as a Reorganization or a U.S. Holder of Shares that, following the completion of the Arrangement, will own five percent or more of either the total voting power or the total value of the stock of Engine (applying the attribution rules of Section 958 of the Code) fails to enter into a GRA or abide by the terms of the GRA, the Arrangement would constitute a taxable disposition of Shares and would result in the following U.S. federal income tax consequences:

- a U.S. Holder of Shares would recognize gain or loss equal to the difference between (a) the fair market value of Engine Shares received on the Effective Date pursuant to the Arrangement, and (b) the U.S. Holder's adjusted tax basis in the Shares surrendered pursuant to the Arrangement;

- the aggregate tax basis of the Engine Shares received by a U.S. Holder pursuant to the Arrangement would be equal to the aggregate fair market value of Engine Shares received on the Effective Date of the Arrangement; and

- the holding period in the Engine Shares received pursuant to the Arrangement would begin on the day after the Effective Date of the Arrangement.

Any gain or loss recognized under the first bullet above generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder's holding period for the Shares is more than one year at the Effective Date of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Dissenting U.S. Holders

A U.S. Holder who exercises Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such U.S. Holder's Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency and (b) such U.S. Holder's adjusted tax basis in its Shares. Except as described in the preceding sentence, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is

more than one year. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Ownership and Disposition of Engine Shares

Distributions on Engine Shares

The gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to Engine Shares (without reduction for any Canadian withholding tax withheld from such distribution) generally will be includible in income by a U.S. Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of Engine as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of Engine's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its Engine Shares (which, under proposed regulations, generally may be required to be determined on a share for share basis) and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of Engine Shares). Thereafter, to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the Engine Shares, the distribution will be treated as gain from the sale or exchange of such Engine Shares (see "*— Sale, Exchange or Other Taxable Disposition of Engine Shares*" below). It is anticipated that Engine will not maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that distributions received on Engine Shares generally will be treated as dividends for U.S. federal income tax purposes.

Taxable dividends with respect to Engine Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder, in a U.S. dollar amount calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such Canadian dollars, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

A dividend paid by Engine generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) Engine is a "qualified foreign corporation" (a "**QFC**") as described below, (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on Engine Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend), and (d) Engine is not a "surrogate foreign corporation" or a PFIC. Engine generally will be a QFC if (a) Engine is eligible for the benefits of the Canada-U.S. Treaty, or (b) the Engine Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. It is currently expected that Engine will neither be a "surrogate foreign corporation" nor a PFIC, and that it will be a QFC; however, this is a factual matter and is therefore subject to change. If Engine is not a QFC, a dividend paid by it to a non-corporate U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long - term capital

gains). The dividend rules are complex, and U.S. Holders should consult their own tax advisors regarding the application of such rules to them in their particular circumstances.

Foreign Tax Credits

Any tax withheld under Canadian law, as modified by the Canada-U.S. Treaty, if applicable, with respect to distributions on Engine Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Engine Shares will be foreign source income and generally will be considered "passive category income" in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. Any non-U.S. withholding tax paid by a U.S. Holder at the rate applicable to such U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Because of the complexity of the foreign tax credit limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Engine Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Engine Shares in an amount equal to the difference, if any, between (a) the U.S. dollar value of the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder's adjusted tax basis in the Engine Shares sold or otherwise disposed of, as determined in U.S. dollars. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such U.S. Holder's holding period for the Engine Shares exceeds one year on the date of disposition. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Subject to the rule described below, the amount realized on a sale or other disposition of Engine Shares for an amount in foreign currency generally will be the U.S. dollar value of this amount on the date of sale or disposition. In such case, on the settlement date, the U.S. Holder would recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if Engine Shares are traded on an established securities market, the amount realized by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects) will be based on the exchange rate in effect on the settlement date for the sale. Foreign currency received on the sale or other disposition of an Engine Share will have a tax basis equal to its U.S. dollar value on the settlement date.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-U.S. persons; (b) financial instruments and contracts that have non-U.S. issuers or counterparties; and (c) interests in foreign entities. The Engine Shares may be subject to these rules. Each U.S. Holder should consult its own tax advisor regarding the application of these rules to the ownership of the Engine Shares.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by such U.S. Holder pursuant to the Arrangement, distributions paid on Engine Shares and proceeds from the disposition of Engine Shares. In general, a U.S. Holder will be subject to backup withholding if such U.S. Holder receives a reportable payment and (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding, or (d) Engine is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

THE DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. U.S. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF THE ENGINE SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

Other Tax Considerations

This Circular discusses certain Canadian and United States federal income tax considerations applicable to certain Shareholders. Tax considerations applicable to Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Engine Shares after the Arrangement. All Shareholders should consult their own tax advisors regarding the provincial, state, local and territorial tax considerations relating to the Arrangement and of holding Engine Shares.

This Circular does not discuss any tax considerations applicable to holders of Options, RSUs or Warrants. Such persons should consult their own tax advisors regarding the consequences of the Arrangement to them in their particular circumstances.

DISSENT RIGHTS

The following is a summary of the provisions of the OBCA, as modified by the Plan of Arrangement and the Interim Order, relating to the dissent and appraisal rights available in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares. This summary is qualified in its entirety by reference to the full text of Section 185 of the OBCA, which is attached as Appendix "C" to this Circular, as modified by the Plan of Arrangement and the Interim Order (which are each attached at Appendix "B" and Appendix "H", respectively, to this Circular).

Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement Resolution require strict compliance with the applicable dissent procedures. Pursuant to the Plan of Arrangement, the following do not have Dissent Rights: (i) holders of Options; (ii) holders of RSUs, (iii) holders of Warrants, and (iv) holders of Shares who vote or have instructed a proxyholder to vote in favour of the Arrangement Resolution (but only in respect of such Shares).

Shareholders may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, provided that, notwithstanding Section 185(6) of the OBCA, a Registered Shareholder who wishes to dissent must send to the Corporation, at or before the Meeting, a written objection to the resolution (a "**Written Objection**"), which must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the date that is two Business Days immediately prior to the Meeting or any date to which the Meeting may be postponed or adjourned.

Dissent Rights to the Arrangement Resolution for Shareholders

As indicated in the Notice of Meeting, any Registered Shareholder is entitled to be paid the fair value of the Shares held by such holder in accordance with Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, if such holder exercises Dissent Rights and the Arrangement becomes effective.

Anyone who is a beneficial owner of Shares registered in the name of an intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds Shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Shares held by the intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all the Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

The following description of the dissent procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, the Interim Order and Section 185 of the OBCA, which are attached to this Circular as Appendices "B", "H" and "C", respectively. A Registered Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.

Registered Shareholders who duly exercise Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares, which fair value shall be the fair value of such shares as of the close of business on the last Business Day before the day on which the Arrangement is approved by Shareholders at the Meeting, shall be paid an amount equal to such fair value by the Corporation and shall be deemed to have transferred such Dissenting Shares to the Corporation in accordance with the Plan of Arrangement; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their Shares in respect of which they have exercised Dissent Rights, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall the Corporation, Engine or any other person be required to recognize Registered Shareholders who validly exercise Dissent Rights as Shareholders after the Effective Time, and the names of such Registered Shareholders who so exercise Dissent Rights shall be removed from the applicable register of Shareholders as at the Effective Time. There can be no assurance that a Dissenting Shareholder will receive consideration for its Shares of equal or greater value to the Consideration that such Dissenting Shareholder would have received under the Arrangement.

Section 185 of the OBCA

Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, provides that Registered Shareholders who dissent to the Arrangement in compliance with Section 185 of the OBCA may exercise a right of dissent and require the Corporation to purchase the Shares held by such Shareholders at the fair value of such Shares.

The exercise of Dissent Rights does not deprive a Registered Shareholder of the right to vote at the Meeting. However, a Registered Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Shares beneficially held by such holder FOR the Arrangement Resolution. The execution or exercise of a proxy against the Arrangement Resolution does not constitute a Written Objection for purposes of the right to dissent under Section 185 of the OBCA.

A Dissenting Shareholder must dissent with respect to all Shares in which the holder owns a beneficial interest. A Registered Shareholder who wishes to dissent must send to the Corporation, at or before the Meeting, a Written Objection, unless the Corporation did not give notice to such shareholder of the purpose of the meeting or of such shareholder's right to dissent. Such Written Objection must strictly comply with the requirements of Section 185 of the OBCA. Any failure by a Registered Shareholder to fully comply may result in the loss of that holder's Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Shares to deliver the Written Objection.

A vote against the Arrangement Resolution, whether in person or by proxy, or not voting on the Arrangement Resolution, does not constitute a Written Objection. The Corporation shall, within ten Business Days after the Shareholders adopt the Arrangement Resolution, send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted, stating that the Corporation intends to act, or has acted, on the authority of the Arrangement Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under Section 185 of the OBCA.

If the Arrangement Resolution is approved by the Shareholders as required at the Meeting, and if the Corporation notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, pursuant to Section 185 of the OBCA, the Dissenting Shareholder is then required, within 20 days after receipt of such notice, to send to the Corporation or its transfer agent a signed written notice setting out the Dissenting Shareholder's name, the number and class of Shares in respect of which the Dissenting Shareholder dissents and that the Dissent Right is being exercised in respect of all of the Dissenting Shareholder's Shares (a "**Dissent Notice**"). The written notice should contain any share certificate or certificates representing the Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights (if any) and a demand for payment of the fair value of such Shares. A Dissenting

Shareholder who fails to send to the Corporation or TSX Trust within the required periods of time the required Dissent Notice or the certificates representing the Shares in respect of which the Dissenting Shareholder has dissented may forfeit its Dissent Rights. Upon delivery of these documents, the Dissenting Shareholder ceases to have any rights as an Shareholder other than the right to be paid the fair value of the shares, except where the Dissenting Shareholder withdraws the Dissent Notice before the Corporation makes an offer, the Corporation fails to make an offer and the Dissenting Shareholder withdraws the Dissent Notice, or the directors revoke the Arrangement Resolution, in which case the Dissenting Shareholder's rights are reinstated as of the date the Dissenting Shareholder sent the Dissent Notice.

The Dissenting Shareholder and the Corporation may agree on the payout value of the Dissenting Shares; otherwise, either party may apply to the Court to determine the fair value of the Dissenting Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. If the matters provided for in the Arrangement Resolution become effective and the Dissenting Shareholder has complied with Section 185, after a determination of the payout value of the Dissenting Shares, the Corporation must then promptly pay that amount to the Dissenting Shareholder.

Addresses for Notice

All notices to the Corporation of dissent to the Arrangement Resolution pursuant to Section 185 of the OBCA must be received by GameSquare c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9, Attention: Ryan Morris or by email at: ryan.morris@blakes.com. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, and reference should be made to the specific provisions of Section 185 of the OBCA, the Plan of Arrangement and the Interim Order. The OBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent.

Each Registered Shareholder wishing to exercise the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Section 185 of the OBCA, which are attached to this Circular as Appendix "H" and Appendix "C", respectively, and seek his, her or its own legal advice.

For a general summary of certain income tax implications to a Dissenting Shareholder, see "*Certain Canadian Federal Income Tax Considerations*".

OTHER INFORMATION

Other Material Facts

Other than disclosed in this Circular, there are no other material facts concerning the securities of the Corporation and no other matters not disclosed in this Circular that have not been previously generally disclosed and are known to the Corporation and that would reasonably be expected to affect the decision of the Shareholders to vote for or against the Arrangement Resolution.

Auditor, Transfer Agent and Registrar

The auditors of the Corporation are Kreston GTA LLP, at its offices located at 8953 Woodbine Avenue, Markham, Ontario, Canada.

The transfer agent and registrar for the Shares is TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

Additional Information

Additional information relating to the Corporation is available on the Corporation's profile on SEDAR at www.sedar.com. Shareholders may contact the Corporation at its principal office address at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada, to request copies of the Corporation's financial statements and management's discussion and analysis.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon for the Corporation by Blake, Cassels & Graydon LLP and by Polsinelli PC. As of the date of this Circular, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Shares. As of the date of this Circular, the shareholders and associates of Polsinelli PC beneficially owned, directly or indirectly, less than 1% of the outstanding Shares.

DIRECTORS' APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

DATED at Toronto, Ontario, this 7th day of February, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

By: *"Kevin Wright"*
Name: Kevin Wright
Title: Chair

CONSENT OF EVANS & EVANS

February 7, 2023

To: The Board of Directors of GameSquare Esports Inc.

We refer to the fairness opinion dated December 7, 2022 (the "**Fairness Opinion**"), which we prepared for the board of directors of GameSquare Esports Inc. (the "**Corporation**") in connection with a proposed plan of arrangement of the Corporation pursuant to an arrangement agreement dated December 7, 2022 between the Corporation and Engine Gaming and Media, Inc.

We consent to the inclusion of the full text of the Fairness Opinion in the management information circular of the Corporation dated on or about February 7, 2023 (the "**Circular**") as an Appendix to the Circular and reference to our firm name and the Fairness Opinion in the Circular. The Fairness Opinion was given as of December 7, 2022 and remains subject to the assumptions, qualifications and limitations contained therein.

EVANS & EVANS, INC.

(signed) "*Evans & Evans, Inc.*"

APPENDIX "A"
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the "**Arrangement**") under Section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**") involving Engine Gaming & Media, Inc. ("**Engine Gaming**"), GameSquare Esports Inc. ("**GameSquare**") and the securityholders of GameSquare, all as more particularly described and set forth in the management information circular (the "**Circular**") of GameSquare dated February 7, 2023 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2. the arrangement agreement (as it may be amended from time to time in accordance with its terms, the "**Arrangement Agreement**") among Engine Gaming and GameSquare dated December 7, 2022 and all the transactions contemplated therein, the actions of the directors of GameSquare in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of GameSquare in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by GameSquare of its obligations thereunder are hereby confirmed, ratified, authorized and approved;

3. the plan of arrangement (as it may be amended from time to time in accordance with its terms, the "**Plan of Arrangement**") of GameSquare involving GameSquare and the securityholders of GameSquare implementing the Arrangement, the full text of which is set out in Appendix "B" to the Circular, is hereby authorized, approved and adopted;

4. GameSquare is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (the "**Court**") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

5. notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of GameSquare or that the Arrangement has been approved by the Court, the directors of GameSquare are hereby authorized and empowered, without further notice to, or approval of, the shareholders of GameSquare to:

   (a) amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

   (b) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

6. any director or officer of GameSquare is hereby authorized and directed for and on behalf of GameSquare to execute and to deliver for filing with the Registrar under the OBCA any and all documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such other documents; and

7. any one or more directors or officers of GameSquare is hereby authorized, acting for and on behalf and in the name of GameSquare, to execute and deliver or cause to be delivered, for filing with the Director under the OBCA, and all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other

acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the matters authorized hereby, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of GameSquare, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by GameSquare,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "B"
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(1) "**Arrangement**" means the arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine Gaming, each acting reasonably;

(2) "**Arrangement Agreement**" means the agreement made as at December 7, 2022 between GameSquare and Engine Gaming, including the schedules thereto, together with the GameSquare Disclosure Letter and the Engine Gaming Disclosure Letter, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

(3) "**Arrangement Resolution**" means the special resolution approving the Arrangement passed by the GameSquare Shareholders at the Meeting;

(4) "**Articles of Arrangement**" means the articles of arrangement of GameSquare in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to GameSquare and Engine Gaming, each acting reasonably;

(5) "**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario;

(6) "**Certificate of Arrangement**" means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

(7) "**Code**" means the United States Internal Revenue Code of 1986, as amended;

(8) "**Consolidation**" has the meaning ascribed thereto in the Arrangement Agreement;

(9) "**Consolidation Ratio**" means such number of post-Consolidation Engine Gaming Shares received by holders of Engine Gaming Shares pursuant to the Consolidation for each one pre-Consolidation Engine Gaming Share held;

(10) "**Court**" means the Ontario Superior Court of Justice (Commercial List);

(11) "**Depositary**" has the meaning ascribed thereto in the Arrangement Agreement;

(12) "**Director**" means the Director appointed pursuant to Section 278 of the OBCA;

(13) "**Dissent Rights**" has the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

(14) "**Dissenting Shareholder**" means a registered holder of GameSquare Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the dissent procedures set out in the OBCA, as modified by this Plan of Arrangement, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(15) "**Dissenting Shares**" means the GameSquare Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(16) "**Effective Date**" means the date shown on the Certificate of Arrangement, giving effect to the Arrangement;

(17) "**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date;

(18) "**Engine Gaming**" means Engine Gaming & Media, Inc. a corporation incorporated under the laws of British Columbia;

(19) "**Engine Gaming Omnibus Incentive Plan**" has the meaning set forth in the Arrangement Agreement;

(20) "**Engine Gaming Shares**" means common shares in the capital of Engine Gaming;

(21) "**Exchange Ratio**" means, for each GameSquare Share, such number as equal to 0.08262 multiplied by the Consolidation Ratio.

(22) "**Final Order**" means the final order of the Court in a form acceptable to GameSquare and Engine Gaming, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both GameSquare and Engine Gaming, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both GameSquare and Engine Gaming, each acting reasonably) on appeal;

(23) "**GameSquare**" means GameSquare Esports Inc. a company incorporated under the laws of the Province of Ontario;

(24) "**GameSquare Options**" means the outstanding options to purchase GameSquare Shares issued pursuant to the GameSquare Stock Option Plan;

(25) "**GameSquare RSU Plan**" means the restricted share unit plan of GameSquare approved at the annual and special meeting of GameSquare Shareholders held on September 21, 2021;

(26) "**GameSquare RSUs**" means the outstanding restricted share units issued pursuant to the GameSquare RSU Plan;

(27) "**GameSquare Securityholders**" means the holders of GameSquare Shares, GameSquare Options, GameSquare RSUs and GameSquare Warrants;

(28) "**GameSquare Shareholders**" means the registered and/or beneficial holders of the GameSquare Shares, as the context requires;

(29) "**GameSquare Shares**" means the common shares in the capital of GameSquare, which, for greater certainty, includes the common shares of GameSquare issued pursuant to the PVS Conversion;

(30) "**GameSquare Stock Option Plan**" means the incentive stock option plan of GameSquare approved at the annual meeting of GameSquare Shareholders held on September 26, 2019;

(31) "**GameSquare Warrants**" means all of the issued and outstanding warrants of GameSquare being: 43,357,024;

(32) "**holder**" means, when used with reference to any securities of GameSquare, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of GameSquare in respect of such securities;

(33) "**In-The-Money Amount**" in respect of a stock option means, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(34) "**Interim Order**" means the interim order of the Court obtained by GameSquare, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of GameSquare and Engine Gaming, each acting reasonably, at any time prior to the Final Order or, if appealed and a stay of the final order is obtained pending appeal, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(35) "**Law**" means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "**applicable**" with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(36) "**Letter of Transmittal**" means the letter of transmittal to be delivered by GameSquare Securityholders to the Depositary as described therein;

(37) "**Lien**" means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

(38) "**Meeting**" means the special meeting of the GameSquare Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for, among other things, the purpose of approving the Arrangement Resolution;

(39) "**Notice of Dissent**" means a notice of dissent duly and validly given by a registered holder of GameSquare Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(40) "**OBCA**" means the *Business Corporations Act* (Ontario) and all regulations made thereunder, as promulgated or amended from time to time;

(41) "**Parties**" means GameSquare and Engine Gaming;

(42) "**Plan of Arrangement**" means this plan of arrangement proposed under Section 182 of the OBCA, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine Gaming, each acting reasonably;

(43) "**PVS Conversion**" has the meaning ascribed thereto in the Arrangement Agreement;

(44) "**Replacement Options**" means options granted by Engine Gaming under the Engine Gaming Omnibus Incentive Plan under Section 3.1(3) in exchange for GameSquare Options, each being exercisable by the holder thereof in accordance with its terms to acquire one Engine Gaming Share;

(45) "**Replacement RSUs**" means restricted share units granted by Engine Gaming under the Engine Gaming Omnibus Incentive Plan under Section 3.1(4) in exchange for GameSquare RSUs, each providing a right to the holder thereof in accordance with its terms to acquire one Engine Gaming Share;

(46) "**Replacement Warrant**" has the meaning ascribed thereto in Section 3.1(5) of this Plan of Arrangement;

(47) "**Share Consideration**" means such number of Engine Gaming Shares as is equal to the Exchange Ratio;

(48) "**Shareholders**" means the registered and/or beneficial holders of GameSquare Shares, as the context requires;

(49) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as may be amended from time to time; and

(50) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "paragraph"

followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

1.4 Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the local time in Toronto, Ontario unless otherwise stipulated herein or therein.

1.6 Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada, and "$" refers to Canadian dollars. All references in this Plan of Arrangement to sums of money expressed in lawful money of the United States refers to "US$".

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.

2.2 Binding Effect

This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon Engine Gaming, GameSquare, GameSquare Securityholders, the Depositary, the transfer agents in respect of the GameSquare Shares and the Engine Gaming Shares and all other Persons without

any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur effective as at five-minute intervals in the following sequence, in each case without any further authorization, act or formality on the part of any Person:

(1) first, at the Effective Time, each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to GameSquare (free and clear of all Liens) and GameSquare shall thereupon be obliged to pay (with its own available funds on hand and not funds directly or indirectly provided by Engine Gaming or any affiliate of Engine Gaming) the amount therefor determined and payable in accordance with Article 4, and:

(a) such Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4; and

(b) the name of each Dissenting Shareholder shall be removed from the register of GameSquare Shareholders and such Dissenting Shares shall be automatically cancelled and cease to be outstanding;

(2) second, each GameSquare Share outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be, and shall be deemed to be, transferred by the holder thereof to Engine Gaming (free and clear of all Liens) and, in consideration therefor, Engine Gaming shall issue and deliver or cause to be delivered to such holders the Share Consideration, and:

(a) holders of such GameSquare Shares shall cease to be the holder thereof, and shall cease to have any rights as a holder thereof other than the right to receive the Share Consideration pursuant to this Plan of Arrangement;

(b) the names of holders of such GameSquare Shares shall be removed from the register of GameSquare Shareholders; and

(c) Engine Gaming shall be deemed to be the transferee of such GameSquare Shares (free and clear of all Liens) and shall be entered in the register of GameSquare Shareholders maintained by or on behalf of GameSquare;

(3) third, each GameSquare Option, to the extent it has not been exercised as at the Effective Date, notwithstanding the terms of the GameSquare Stock Option Plan, shall be transferred by the

holder thereof to Engine Gaming, without any further act or formality and free and clear of all Liens, for such number of Replacement Options issued by Engine Gaming under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio (provided that, if the foregoing would result in the issuance of a fraction of a Replacement Option to a particular holder of GameSquare Options, then the total number of Replacement Options issued by Engine Gaming to such holder shall be rounded down to the nearest whole number) and each such Replacement Option shall have an exercise price per Engine Gaming Share equal to the exercise price per share of such GameSquare Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent, and:

(a) such GameSquare Option shall thereupon be cancelled;

(b) the term to expiry, conditions to and manner of exercise (including vesting schedules) and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the GameSquare Option for which they were exchanged;

(c) any document previously evidencing such GameSquare Option shall thereafter evidence and be deemed to evidence such Replacement Options and no certificates evidencing the Replacement Options shall be issued; and

(d) notwithstanding the foregoing, if required in order for subsection 7(1.4) of the Tax Act apply to such exchange of options, the exercise price of a Replacement Option will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the GameSquare Option immediately before the exchange;

(4) fourth, each GameSquare RSU, to the extent it has not been exchanged for a GameSquare Share as at the Effective Date, notwithstanding the terms of the GameSquare RSU Plan, shall be transferred by the holder thereof to Engine Gaming, without any further act or formality and free and clear of all Liens, for such number of Replacement RSUs issued by Engine Gaming under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio (provided that, if the foregoing would result in the issuance of a fraction of a Replacement RSU to a particular holder of GameSquare RSUs, then the total number of Replacement RSUs issued by Engine Gaming to such holder shall be rounded down to the nearest whole number) reduced for any withholding or deduction for Taxes required in connection with the exchange of such GameSquare RSU, and:

(a) such GameSquare RSU shall thereupon be cancelled;

(b) the term to expiry and conditions to vesting and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the GameSquare RSU for which they were exchanged; and

(c) any document previously evidencing such GameSquare RSU shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued;

(5) fifth, each GameSquare Warrant, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine Gaming, without any further act or formality and free and clear of all Liens, for a warrant (a "**Replacement Warrant**") issued by Engine Gaming to purchase such number of Engine Gaming Shares equal to the Exchange Ratio

multiplied by the number of GameSquare Shares issuable on exercise of such GameSquare Warrant immediately prior to the Effective Time for an exercise price per Engine Gaming Share equal to the exercise price per share of such GameSquare Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of an Engine Gaming Share, then the number of Engine Gaming Shares subject to such Replacement Warrant shall be rounded down to the next whole number of Engine Gaming Shares), and:

(a) the GameSquare Warrants shall thereupon be cancelled;

(b) the term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the GameSquare Warrant for which it is exchanged; and

(c) any document previously evidencing a GameSquare Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued;

(6) sixth, each of the GameSquare Stock Option Plan and the GameSquare RSU Plan shall be terminated and, for greater certainty, all rights thereunder to receive any securities of GameSquare or other benefits formerly held by GameSquare Securityholders shall be extinguished.

ARTICLE 4
DISSENT RIGHTS

4.1 Rights of Dissent

(1) Each registered holder of GameSquare Shares may exercise dissent rights with respect to any GameSquare Shares held by such holder (the "**Dissent Rights**") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 4.1, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by GameSquare not later than 5:00 p.m. two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder that duly exercises such holder's Dissent Rights shall be deemed to have transferred the GameSquare Shares held by such holder and in respect of which Dissent Rights have been validly exercised to GameSquare free and clear of all Liens (other than the right to be paid fair value for such GameSquare Shares, as set out in this Section 4.1), as provided in Section 3.1(1) and if they:

(a) ultimately are entitled to be paid fair value for such GameSquare Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(1)); (ii) will be entitled to be paid the fair value of such GameSquare Shares by GameSquare (with its own available funds on hand and not funds directly or indirectly provided by Engine Gaming or any affiliate of Engine Gaming), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement

had such holder not exercised their Dissent Rights in respect of such GameSquare Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such GameSquare Shares, shall be deemed to have participated in the Arrangement on the same basis as a GameSquare Shareholder that is not a Dissenting Shareholder and shall be entitled to receive only the Consideration contemplated by Section 3.1(2) hereof that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no circumstances shall Engine Gaming, GameSquare or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those GameSquare Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall Engine Gaming, GameSquare or any other Person be required to recognize Dissenting Shareholders as holders of GameSquare Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(1), and the names of such Dissenting Shareholders shall be removed from the applicable registers of holders of GameSquare Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(1) occurs.

(c) In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of GameSquare Options in respect of such GameSquare Options; (ii) holders of GameSquare RSUs in respect of such GameSquare RSUs; and (iii) holders of GameSquare Shares who vote or have instructed a proxyholder to vote such GameSquare Shares in favour of the Arrangement Resolution (but only in respect of such GameSquare Shares).

ARTICLE 5
DELIVERY OF ENGINE GAMING SHARES

5.1 Delivery of Engine Gaming Shares

(1) Prior to the sending by GameSquare of the Articles of Arrangement to the Director, Engine Gaming shall deliver, or cause to be delivered, the Engine Gaming Shares to the Depositary to satisfy the Consideration issuable to the GameSquare Shareholders pursuant to this Plan of Arrangement (other than GameSquare Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection).

(2) Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former GameSquare Shareholder together with certificate(s) or a direct registration statement (DRS) Advice representing one or more GameSquare Shares that such GameSquare Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the GameSquare Shareholder shall be entitled to receive the Share Consideration in accordance with Section 3.1(2) hereof and the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time,

certificate(s) or DRS Advice recorded on a book-entry basis representing the Engine Gaming Shares that such holder is entitled to receive in accordance with Section 3.1(2) hereof.

(3) After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(1) hereof, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more GameSquare Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 3.1(2) hereof.

(4) For greater certainty, none of the holders of GameSquare Options, GameSquare RSUs or GameSquare Warrants or the GameSquare Shareholders shall be entitled to receive any consideration with respect to such GameSquare Options, GameSquare RSUs, GameSquare Warrants or GameSquare Shares other than consideration such holder is entitled to receive in accordance with Section 3.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2 Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Engine Gaming Shares with a record date after the Effective Time shall be paid to the holder of any un-surrendered certificate which immediately prior to the Effective Time represented outstanding GameSquare Shares that were exchanged pursuant to Section 3.1(2), unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.1(1). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole GameSquare Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Engine Gaming Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Engine Gaming Share.

5.3 Fractional Shares

In no event shall any holder of GameSquare Shares be entitled to a fractional Engine Gaming Share. Where the aggregate number of Engine Gaming Shares to be issued to a holder of GameSquare Shares as consideration under this Arrangement would result in a fraction of an Engine Gaming Share being issuable, the number of Engine Gaming Shares to be received by such holder shall be rounded down to the nearest whole Engine Gaming Share.

5.4 Adjustment to Share Consideration

The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split or stock dividend (including any dividend or distribution of securities convertible into GameSquare Shares or Engine Gaming Shares, as applicable), consolidation, reorganization, recapitalization or other like change with respect to GameSquare Shares or the Engine Gaming Shares occurring after the date of the Arrangement Agreement (including, without limitation, the Consolidation) and prior to the Effective Time.

5.5 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Engine Gaming shall deliver or arrange to be delivered to the Depositary the Engine Gaming Shares required to be is sued to the

GameSquare Shareholders in accordance with the provisions of Section 3.1, which Engine Gaming Shares shall be held by the Depositary as agent and nominee for such GameSquare Shareholders for delivery to such GameSquare Shareholders in accordance with the provisions of Article 5.

5.6 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding GameSquare Shares that were acquired by Engine Gaming pursuant to Section 3.1(2) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such GameSquare Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of GameSquare Shares, or make available for pick up at its offices, the Engine Gaming Shares such former holder is entitled to receive in respect of such GameSquare Shares pursuant to Section 3.1(2) together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.2 and less, in each case, any amounts withheld pursuant to Section 5.8. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such GameSquare Shares will, as a condition precedent to the delivery of Engine Gaming Shares, give a bond satisfactory to Engine Gaming and the Depositary (acting reasonably) in such sum as Engine Gaming may direct or otherwise indemnify GameSquare, Engine Gaming and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7 Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding GameSquare Shares that were acquired by Engine Gaming pursuant to Section 3.1(2) which is not deposited with the Depositary in accordance with the provisions of Section 5.1(1) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against GameSquare, Engine Gaming, the Depositary or any other person. On such date, the Share Consideration such former holder of Engine Gaming Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.2, shall be deemed to have been surrendered for no consideration to Engine Gaming. Neither GameSquare nor Engine Gaming will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Engine Gaming or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.8 Withholding Rights

Engine Gaming, GameSquare or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments by GameSquare to Dissenting GameSquare Shareholders) such amounts as Engine Gaming, GameSquare or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. Each of Engine Gaming, GameSquare or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Engine Gaming, GameSquare or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Engine Gaming,

GameSquare or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

5.9 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Engine Gaming Shares, Replacement Warrants and Replacement Options to be issued by Engine Gaming to Shareholders and holders of GameSquare Warrants and GameSquare Options respectively, in exchange for their GameSquare Shares, GameSquare Warrants and GameSquare Options respectively, pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and in accordance with similar exemptions from any applicable U.S. Securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) GameSquare and Engine Gaming reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by GameSquare and Engine Gaming, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(a) may be proposed by GameSquare at any time prior to the Meeting (provided Engine Gaming shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of GameSquare and Engine Gaming and (ii) if required by the Court or applicable law, is consented to by Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of GameSquare and Engine Gaming provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of GameSquare and Engine Gaming, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of GameSquare and Engine Gaming or any former GameSquare Securityholder.

ARTICLE 7
TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 7.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 8
FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

8.2 Paramountcy

From and after the Effective Time:

(1) this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of GameSquare issued prior to the Effective Time;

(2) the rights and obligations of the holders of the securities of GameSquare and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of GameSquare shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX "C"
DISSENT PROVISIONS OF THE OBCA

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181;

(d.1) be continued under the *Co-operative Corporations Act* under section 181.1;

(d.2) be continued under the *Not-for-Profit Corporations Act, 2010* under section 181.2; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX "D"
INFORMATION CONCERNING THE CORPORATION

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of the Corporation.

CORPORATE STRUCTURE

Name, Address and Incorporation

GameSquare Inc. was incorporated under the laws of the province of Ontario, Canada on December 13, 2018 for the purposes of identifying, acquiring and developing esports-focused companies in the areas of agency, influencer technology platforms, analytics technologies, content creation and media content assets. On May 27, 2019, GameSquare Inc. changed its name to Octane Play Inc. On September 18, 2019, GameSquare Inc. changed its name back to GameSquare Inc. GameSquare Inc. was acquired by Magnolia Colombia Ltd. ("**Magnolia**") pursuant to a reverse-takeover transaction, which was completed on October 2, 2020. On September 30, 2020, Magnolia changed its name to GameSquare Esports Inc.

The registered and head office of the Corporation is located at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada. The Corporation is a reporting issuer in the provinces of Alberta, British Columbia and Ontario. The Common Shares are listed and posted for trading on the CSE under the trading symbol "GSQ", the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the trading symbol "GMSQF" and the Frankfurt Stockholm Exchange under the trading symbol "29Q1".

Intercorporate Relationships and Material Subsidiaries

The following is a summary of the inter-corporate relationships between the Corporation and its Subsidiaries, which together comprise the consolidated Corporation as at the date hereof:

Name of Subsidiary	Country of Incorporation	Ownership Percentage (as of December 31, 2021)
Code Red Esports Ltd.	England and Wales	100%
GameSquare Esports (USA) Inc.	USA	100%
GCN Inc.	USA	100%
NextGen Tech, LLC (d/b/a as Complexity Gaming)	USA	100%
Swingman LLC. (d/b/a Cut+Sew and Zoned)	USA	100%

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of the Corporation has been incorporated by reference in this Appendix and the Circular from documents filed with the securities commissions or similar authorities in British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada. In addition, copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Corporation. These documents are also available on SEDAR at www.sedar.com.

The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this Appendix "D" and the Circular:

(a) the Corporation's annual report on Form 20-F for the fiscal year ended December 31, 2021 (which, for purposes of applicable Securities Laws, constitutes the Corporation's annual information form);

(b) the audited annual consolidated financial statements of the Corporation for the thirteen months ended December 31, 2021 and the year ended November 30, 2020, together with the notes thereto, and the auditor's report thereon;

(c) the management's discussion and analysis for the thirteen months ended December 31, 2021 and the year ended November 30, 2020;

(d) the unaudited condensed consolidated interim financial statements of the Corporation for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021, together with the notes thereto;

(e) the management's discussion and analysis of financial condition and financial performance of the Corporation for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021;

(f) the management information circular of the Corporation dated May 4, 2022 regarding the annual and special meeting of shareholders of the Corporation held on June 21, 2022; and

(g) the material change report dated December 19, 2022 relating to the Arrangement, as amongst Engine and the Corporation, pursuant to which Engine will acquire all of the issued and outstanding Common Shares of the Corporation.

Any documents of the type described in Section 11.1 of Form 44-101F1 — *Short Form Prospectus* filed by the Corporation with the Canadian Securities Administrators subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Appendix and the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Appendix "D" and the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Appendix "D" and the Circular.

DESCRIPTION OF THE BUSINESS

A description of the business of the Corporation is described under the heading "*Item 4 – Information on the Company*" of the Form 20-F, which is incorporated by reference herein.

THREE-YEAR HISTORY

A description of how the business of the Corporation developed over the three most recently completed financial years and the current financial year is described under the headings "*History of GameSquare Inc.*" and "*Recent Development*" in the Form 20-F, which is incorporated by reference herein.

DESCRIPTION OF SECURITIES

The Corporation's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of PV Shares. As of the Record Date, there were outstanding 295,119,320 Common Shares and 150,000 PV Shares.

Each Common Share is convertible, at the option of the holder thereof, into one-hundredth (0.01) of a PV Share and each PV Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such PV Share, into one hundred (100) Common Shares.

Holders of Common Shares and PV Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation, except those meetings at which holders of another particular class or series of shares of the Corporation are entitled to vote separately as a class or series under applicable law. The Common Shares carry one vote per Common Share and the PV Shares carry one hundred (100) votes per PV Share.

Holders of Common Shares and PV Shares are entitled to dividends if, as and when dividends are declared by the Board, with each PV Share being entitled to one hundred (100) times the amount of the dividend declared per Common Share (or if a stock dividend is declared on the Common Shares payable in Common Shares only if the Board simultaneously declares a stock dividend in: (A) PV Shares on the PV Shares, in a number of shares per PV Share (or fraction thereof) equal to the number of shares declared per Common Share (or fraction thereof); or (B) Common Shares on the PV Shares, in a number of shares per PV Share (or fraction thereof), multiplied by one hundred (100), and fractional PV Shares are entitled to the application thereof, and otherwise without preference or distinction among or between the shares).

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Common Shares and PV Shares are, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Common Shares and the PV Shares, entitled to participate rateably along with the holders of the Common Shares and the PV Shares, with each PV Share being entitled to one hundred (100) times the amount distributed per Common Share and fractional PV Shares being entitled to the applicable fraction thereof, and otherwise without preference or distinction among or between the Common Shares and PV Shares.

No subdivision or consolidation of the Common Shares or PV Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each such class of shares.

Each PV Share shall automatically convert, without any action on the part of the holder thereof, into Common Shares on the basis of one hundred (100) Shares for one (1) PV Share if the Board, in its sole discretion, determines that it is no longer in the best interests of the Corporation to retain PV Shares.

The Common Shares and the PV Shares do not have pre-emptive rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking

or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities, and there are no provisions which are capable of requiring a Securityholder to contribute additional capital.

As set out above, there is no disproportionality between the Common Shares on the one hand, and the PV Shares, on the other hand, because each share of each such class has voting power equal to its economic interest and dividend and liquidation entitlement.

The Corporation has adopted the Option Plan and the RSU Plan in accordance with the policies of the CSE which provides that the Board may from time to time, in its discretion and in accordance with CSE requirements, grant Options and RSUs, as applicable.

A description of the Warrants can be found in the Form 20-F and in the Corporation's most recent interim and annual management's discussion and analysis, each of which is incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

As at the Record Date, the Corporation had a total of 310,119,320 Shares issued and outstanding (assuming the conversion of all PV Shares into Common Shares). The Corporation currently has no convertible securities outstanding, except as described below under "*Corporation Securities*". There have been no material changes to the Corporation's share and loan capital on a consolidated basis since September 30, 2022, which have not been disclosed in this Circular or in the documents incorporated by reference herein.

The following table sets forth the capitalization of the Corporation as of the Record Date.

Corporation Securities	Outstanding
Common Shares (authorized – unlimited)	295,119,320
Proportionate Voting Shares (authorized – unlimited)	150,000
Warrants	43,357,024
Options	19,205,958
RSUs	3,610,023

See also "*Prior Sales*" below for other changes to the consolidated capitalization of the Corporation.

PRIOR SALES

During the most recently completed financial year, and as of the date of this Circular, the Corporation has issued the following securities that were not listed on an exchange or marketplace:

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Offering or Exercise Price	Expiry Date
Common Shares	May 30, 2022	20,040,429	C$0.14	N/A
PV Shares	June 23, 2022	75,000[2]	N/A	N/A
PV Shares	June 23, 2022	75,000[3]	N/A	N/A

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Offering or Exercise Price	Expiry Date
Warrants	June 30, 2022	4,494,286[(4)]	C$0.14	June 30, 2024
Common Shares	July 15, 2022	196,875[(5)]	N/A	N/A
Common Shares	July 20, 2022	926,285[(1)]	C$0.14	N/A
Common Shares	July 26, 2022	3,107,406[(5)]	N/A	N/A
Common Shares	August 11, 2022	8,988,571[(1)]	C$0.14	N/A
Common Shares	September 30, 2022	29,900,000[(6)]	C$0.14	N/A
Warrants	September 30, 2022	6,000,000[(6)]	C$0.20	September 30, 2027[(6)]
Warrants	December 23, 2022	783,176[(7)]	C$0.13	June 30, 2024

Notes:

(1) Common Shares were issued pursuant to a private placement.

(2) 75,000 PV Shares issued upon the conversion of 7,500,000 Common Shares by Blue & Silver Ventures, Ltd.

(3) 75,000 PV Shares issued upon the conversion of 7,500,000 Common Shares by JCG 2016 Holdings, LP.

(4) Warrants were issued to Goff & Jones Lending Co, LLC (the "**Lender**"), an entity established by Goff Capital, Inc. and Blue & Silver Ventures, Ltd., in connection with $5.0 million revolving loan facility ("**Credit Facility**") provided by the Lender.

(5) Common Shares were issued in connection with the payout of certain restricted share units of the Corporation.

(6) The Common Shares and Warrants issued on September 30, 2022 were issued as units. Each unit was issued at a price of C$0.14 and consisted of one common share and 0.200669 of a purchase warrant, resulting in 6 million warrants. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$0.20, commencing on September 30, 2023, and expiring on September 30, 2027.

(7) Warrants were issued to the Lender in connection with drawings made by the Corporation on the Credit Facility.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE under the trading symbol "GSQ". The following table sets forth, on a monthly basis, the reported price range (which are not necessarily the closing prices) and the aggregate volume of trading of the Common Shares on the CSE for the most recently completed financial year ended December 31, 2022 as well as the period up to February 6, 2023.

	Canadian Securities Exchange		
Month	High (C$)	Low (C$)	Volume
January 2022	0.31	0.20	3,139,646
February 2022	0.24	0.18	2,183,386
March 2022	0.20	0.11	3,077,459
April 2022	0.19	0.12	7,409,914
May 2022	0.16	0.09	2,758,823
June 2022	0.12	0.08	3,386,724
July 2022	0.14	0.08	4,550,531
August 2022	0.23	0.13	4,282,842
September 2022	0.16	0.08	3,106,704

October 2022	0.13	0.07	9,601,180
November 2022	0.11	0.07	8,072,028
December 2022	0.16	0.08	5,776,135
January 2023	0.14	0.11	1,817,378
February 1 - 6, 2023	0.18	0.12	2,197,331

Source: Bloomberg

The Arrangement was publicly announced prior to market open on December 8, 2022. On December 7, 2022, the closing price of the Common Shares was $0.085 on the CSE.

On February 6, 2023, the closing price of the Common Shares was C$0.18 on the CSE.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of the Corporation are indebted to the Corporation as of the date hereof or were indebted to the Corporation at any time during the fiscal years ended December 31, 2022 and December 31, 2021, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular and as set forth above, none of the directors or executive officers of the Corporation are aware of any material interest of any informed person (as defined in National Instrument 51-102 – *Continuous Disclosure Obligations*), or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year of the Corporation which has materially affected the Corporation or any of its Subsidiaries, in the Arrangement or in any other proposed transaction which would materially affect the Corporation or any of its Subsidiaries.

The directors and executive officers and other related parties of the Corporation may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described herein. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by the Corporation's Shareholders.

The Arrangement Agreement also provides that the Corporation may, prior to the Effective Time, purchase prepaid non-cancellable run-off directors' and officers' liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

In connection with the Arrangement and by approval of the Board and in accordance with the terms of the Option Plan, RSU Plan and the Warrants, as applicable:

1. each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option;

2. each RSU outstanding immediately prior to the Effective Time shall be exchanged for a Replacement RSU; and

3. each Warrant outstanding immediately prior to the Effective Time shall be exchanged for a Replacement Warrant.

All of the Shares held by the directors and executive officers of the Corporation will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder.

Termination and Change of Control Benefits

The Corporation has entered into executive employment or consulting agreements with each of Justin Kenna, Kevin Wright, Jan Neumeister Paul Bozoki and Jill Peters under which each has agreed to continue to serve the Corporation in his or her current office and perform duties of such office for an indefinite term.

Under the terms of such agreements, each executive has made commitments in favour of the Corporation, including minimum notice periods in the event of the executive's resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, as the case may be, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of the Corporation and to participate in the dental, medical and other benefit plans as may be offered by the Corporation to senior management from time to time.

In the event of the termination of an executive's employment, other than for just cause, the Corporation will provide such terminated executive with severance pay.

Instead of, and not in addition to, the termination payments described above, some of the agreements provide for payments to be made in the event of a change of control of the Corporation as set out below. The following table sets out the estimated change of control payments payable to an executive in the event of a termination within 12 months following the Effective Date.

Name and Position	Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control	Bonus on Change of Control
Justin Kenna, Chief Executive Officer	N/A	US$50,000	12 months' fees	24 months' fees	N/A
Kevin Wright, President and Former CEO	30 days	C$18,750	18 months' fees	36 months' fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control	C$168,500
Paul Bozoki, Chief Financial Officer	30 days	C$10,000	6 months' fees	24 months' fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control	N/A
Jan Neumeister, Head of European Operations	30 days	US$12,500	3 months' fees	N/A	N/A
Jill Peters, Chief Operating Officer	N/A	US$20,833	3 months' fees upon termination without cause in the first two years of employment	N/A	N/A

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Corporation's directors or officers, or such persons' associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as disclosed in this Circular.

MANAGEMENT CONTRACTS

No management functions of the Corporation are, to any substantial degree, performed other than by directors or Senior Officers of the Corporation or its Subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

To the knowledge of the Corporation, there are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Corporation is aware) during a period covering at least the previous 12 months preceding the date of this Circular which may have, or have had in the recent past, significant effects on the Corporation's financial position or profitability.

MATERIAL CONTRACTS

The Corporation is a party to the following contracts entered into in the two years immediately preceding the publication of this Circular which management currently considers to be material to the Corporation and its assets and operations and which were not entered into in the Ordinary Course of business:

- the Arrangement Agreement;
- Purchase Agreement dated June 30, 2021 entered into by Blue & Silver Ventures, Ltd., Goff NextGen Holdings, LLC, Jason Lake and the Corporation; and
- Share Purchase Agreement dated July 14, 2021 entered into by the Corporation, Swingman LLC (d/b/a CUT + SEW) and members of Swingman LLC (d/b/a CUT + SEW).

Copies of the above agreements may also be inspected at any time up to the Meeting during normal business hours at the business office of the Corporation at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada.

OTHER MATERIAL FACTS

To management's knowledge, there are no material facts about the Corporation not disclosed in this Circular that are necessary in order to provide full, true and plain disclosure of all material facts relating to the Corporation.

RISK FACTORS

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Circular, the consequences of the Arrangement and the holding of the Shares and the Engine Shares. In assessing the Arrangement, Shareholders should carefully consider the risks described under the heading "*Risk Factors*" in the Form 20-F, which is incorporated by reference herein, together with the other information contained in, or incorporated by reference in, this Circular.

APPENDIX "E"
INFORMATION CONCERNING ENGINE

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Engine.

CORPORATE STRUCTURE

Name, Address and Incorporation

Engine was incorporated as "Stratton Capital Corp." under the *Business Corporations Act* (Ontario) pursuant to articles of incorporation on April 8, 2011. On October 19, 2016, the Corporation filed Articles of Amendment changing its name from "Stratton Capital Corp." to "Millennial Esports Corp."

On June 7, 2019, Engine filed Articles of Amendment to effect a consolidation of the Engine Shares on the basis of one post-consolidation Engine Share for every fifteen pre-consolidation Engine Shares. On October 17, 2019, Engine filed Articles of Amendment to (i) change its name from "Millennial Esports Corp." to "Torque Esports Corp.", and (ii) to effect a consolidation of the Engine Shares on the basis of one post-consolidation Engine Share for every five pre-consolidation Engine Shares.

On August 13, 2020, Engine filed Articles of Amendment to (i) change its name from "Torque Esports Corp." to "Engine Gaming and Media, Inc.", and (ii) to effect a consolidation of the Engine Shares on the basis of one post-consolidation Engine Share for every fifteen pre-consolidation Engine Shares.

On December 18, 2020, Engine filed a Continuance Application with the British Columbia Registrar of Companies to continue into British Columbia under the BCBCA.

On October 19, 2021, Engine changed its name from "Engine Media Holdings, Inc." to "Engine Gaming and Media, Inc."

The head office of Engine is located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339 and the registered office of Engine is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

Engine is a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Engine Shares are listed and posted for trading on the TSXV under the trading symbol "GAME", on Nasdaq under the trading symbol "GAME", and the OTCQB under the trading symbol "GAME".

Intercorporate Relationships and Material Subsidiaries

The following is a summary of the inter-corporate relationships between Engine and its Subsidiaries, which together comprise the consolidated corporation as at the date hereof:


ENGINE GAMING AND MEDIA, INC. (British Columbia)
100%
STREAM HATCHET S.L. (Spain)
100%
WINVIEW, INC. (Delaware)
100%
SIDEQIK INC. (Delaware)
100%
FRANKLY INC. (British Columbia)
100%
FRANKLY CO. (Delaware)
100%
FRANKLY MEDIA LLC (Delaware)
100%
VEMBA MEDIA TECHNOLOGIES PRIVATE LIMITED (India)

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Engine has been incorporated by reference in this Circular and the management information circular to be filed by Engine in connection with the Transaction (the "Engine Circular") from documents filed with the securities commissions or similar authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. Copies of the documents incorporated by reference may be obtained on request without charge from Michael Munoz of Engine at 2110 Powers Ferry Road SE, Suite 450, Atlanta, Georgia. In addition, copies of documents incorporated herein by reference may be obtained by a Shareholder of Engine upon request without charge from the secretary of Engine. These documents are also available on SEDAR at www.sedar.com.

The following documents of Engine are specifically incorporated by reference into and form an integral part of this Circular:

1. the Arrangement Agreement dated December 7, 2022, between Engine and the Corporation and all Schedules therein;

2. Engine's annual information form dated November 29, 2022, for the year ended August 31, 2022 (the "**Engine AIF**");

3. the audited consolidated financial statements of Engine as at and for the years ended August 31, 2022 and 2021, together with the notes thereto and the auditor's report thereon dated November 29, 2022;

4. Engine's management's discussion and analysis of the financial condition and results of operations of Engine for the years ended August 31, 2022 and 2021 (the "**Engine MD&A**");

5. Engine's management information circular dated August 19, 2021;

6. the interim financial report of Engine for three months ended November 30, 2022 and November 30, 2021 and the related interim MD&A; and

7. the material change report dated December 8, 2022 relating to the Transaction, as amongst Engine and the Corporation, pursuant to which Engine will acquire all of the issued and outstanding Common Shares of the Corporation.

Any documents of the type described in Section 11.1 of Form 44-101F1 — *Short Form Prospectus* filed by Engine with the Canadian Securities Administrators subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular (including this Appendix).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular (including this Appendix "E") to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

DESCRIPTION OF THE BUSINESS

A description of the business of Engine is described under the heading "*Item 4 - Description of the Business*" of the Engine AIF, which is incorporated by reference herein.

THREE-YEAR HISTORY

A description of how the business of Engine developed over the three most recently completed financial years and the current financial year is described under the heading "*Three-Year History*" in the Engine AIF, which is incorporated by reference herein.

RECENT DEVELOPMENTS

Engine Extends Expiring Convertible Debentures

On September 22, 2022, Engine announced that it has extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of $1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of $8.90 per share. In place of the expiring convertible debentures, Engine issued a new convertible debenture with an aggregate principal amount of $1,250,000, which expires on August 31, 2025, carries an annual interest rate of 7% per annum, and is convertible into common shares of Engine at a conversion price of $1.10 per share.

Frankly Media Partnership with Aggregated Media

On October 3, 2022, Frankly Media, announced a partnership with Aggregated Media ("**A8**"), an esports and video game culture media company. The partnership enables Frankly Media to monetize A8's content via their premium yield advertising services and maximize their audience reach through Frankly Media's video streaming platform, mobile apps and OTT/CTV.

Frankly Media Partnership with Filmfeed, Inc.

On October 10, 2022, Frankly Media announced a partnership with Filmfeed, Inc. The partnership enables Frankly to monetize their recently launched Stash TV video streaming content via their premium yield advertising services. Frankly Media's programmatic advertising monetization services are being leveraged for their revenue growing AI technology, audience insight solutions and performance tracking tools to better track and importantly, monetize newly launched Stash TV CTV streaming content.

Sideqik Announces Partnership with Awin and ShareASale

On October 14, 2022, Sideqik announced a partnership with marketing platforms Awin and ShareASale. The partnerships with Awin and ShareASale are aimed at accessing Awin's 21,000 retailers and leveraging Sideqik's existing platform and expertise in supporting affiliate sales and expansion of consumers through social media channels.

Definitive Arrangement Agreement with the Corporation

On December 7, 2022 Engine entered into the Arrangement Agreement with the Corporation to combine businesses in an all share transaction, whereby each common share of the Corporation will be exchanged for 0.08262 Engine Shares. Following the all-share transaction, former shareholders of the Corporation are expected to own approximately 60% of the combined entity, and current Engine shareholders are expected to own approximately 40% of the combined entity on a fully diluted basis, and it is intended that the Engine Shares will continue to trade on Nasdaq and TSXV, in each case, under the trading symbol "GAME." The combined entity will retain the "GameSquare" brand globally.

The Arrangement is anticipated to close in the first quarter of 2023. The completion of the Arrangement is subject to customary terms and conditions, including the following: approval of the Arrangement by shareholders of Engine and of the Corporation; court approval of the Arrangement; and receipt of all required regulatory approvals, including acceptance by the TSXV.

DESCRIPTION OF SECURITIES

Engine Shares

Engine is authorized to issue an unlimited number of Engine Shares and an unlimited number of preference shares ("**Preference Shares**") without par value. As of November 30, 2022, there are 16,027,267 Engine Shares issued and outstanding. There are no Preference Shares issued and outstanding. The holders of the Engine Shares are the only class of shares currently issued by Engine, and the only equity and voting securities of Engine. The holders of Engine Shares are entitled to dividends, subject to the rights of holders of any other class of shares of Engine, if, as and when declared by the Board, to one vote per share at meetings of the shareholders of Engine and, subject to the rights of holders of any other class of shares of Engine, to share, on a pro rata basis with the other holders of Engine Shares, the net assets of Engine, upon liquidation, dissolution or winding up of Engine. The Engine Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds. Holders of Preference Shares

are not entitled to receive notice of, or attend or vote at, any meeting of shareholders of Engine except as required by law or as provided in the special rights and restrictions attached to any series of Preference Shares. Holders of Preference Shares are entitled, on the distribution of assets or property of Engine on the liquidation, dissolution or winding up of Engine, whether voluntary or involuntary, or on any other distribution of assets or property of Engine among its shareholders for the purpose of winding up its affairs, to receive, before any distribution or payment is made to holders as set out in the special rights and restrictions attached to the applicable series of Preference Shares. After payment to holders of Preference Shares of the amounts so payable to them, they are not, as such, entitled to share in any further distribution of assets or property of Engine except as specifically provided in the special rights and restrictions attached to any particular series of Preference Shares.

Awards

Engine has adopted the Engine Gaming Omnibus Incentive Plan in accordance with the policies of the TSXV which provides that the Engine Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of Engine and/or its affiliates, Engine Options, Engine RSUs, and deferred share units.

Engine Debentures

A description of Engine's convertible debentures can be found under the heading "6.5 – Debt Securities" in the Engine AIF, which is incorporated by reference herein.

Other Convertible Securities

A description of Engine's other convertible securities can be found under the heading "6.3 – Warrants and Finder Warrants" in the Engine AIF, which is incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

As at November 30, 2022, and prior to the issuance of any Engine Shares in respect of the Transaction, Engine had a total of 16,027,267 Engine Shares issued and outstanding. Engine expects to issue approximately 25,622,058 Engine Shares pursuant to the Arrangement. Approximately 5,467,214 Engine Shares will be reserved for issuance and may be issued pursuant to the Arrangement Agreement, upon the exercise of the Warrants, Options and RSUs outstanding as at the Effective Date. Engine currently has no convertible securities outstanding, except as described below under "*Engine Securities*". There have been no material changes to Engine's share and loan capital on a consolidated basis since November 30, 2022.

The following table sets forth the capitalization of Engine as of November 30, 2022.

Engine Securities	Outstanding as of November 30, 2022
Engine Shares (authorized – unlimited)	16,027,267
Engine Warrants & Finder Warrants	4,841,261
Engine Options	1,244,258
Engine Debentures	$6,500,000
Engine RSUs	1,123,181

See also "*Prior Sales*" below for other changes to the consolidated capitalization of Engine.

PRIOR SALES

During the most recently completed financial year, and as of January 23, 2023, Engine has issued the following securities that were not listed on an exchange or marketplace:

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Exercise Price	Expiry Date
Engine RSUs(1)	May 26, 2022	966,691	N/A	N/A
Engine Shares(2)	July 4, 2022	57,029	$11.69	N/A
Engine RSUs(3)	July 15, 2022	11,719	N/A	N/A
Engine RSUs(4)	August 10, 2022	7,346	N/A	N/A
Engine Shares(5)	August 31, 2022	87,963	$0.75	N/A
Engine Shares(6)	November 8, 2022	108,269	$0.69	N/A
Engine Shares(7)	November 25, 2022	10,164	$0.63	N/A
Engine Shares(8)	November 30, 2022	114,057	$11.69	N/A

Notes:

(1) On May 26, 2022, Engine granted 966,691 to employees and members of the Engine Board pursuant to Engine's incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately one to three years.

(2) On July 4, 2022, Engine issued a total of 57,029 Engine Shares to the following individuals: Tremain McGlown (14,257); and Jeremy Haile (42,772) at an exercise price of US$11.69.

(3) On July 15, 2022, Engine granted 11,719 to a member of the Engine Board pursuant to Engine's incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately one year.

(4) On August 10, 2022, Engine granted 7,346 to a member of the Engine Board pursuant to Engine's incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately one year.

(5) On August 31, 2022, Engine issued a total of 87,963 Engine Shares pursuant to the vesting of RSUs to the following individuals: Tom Rogers (37,698); Lou Schwartz (39,683); and Mike Munoz (10,582) at an exercise price of US$0.75.

(6) On November 9, 2022 Engine issued a total of 108,269 Engine Shares pursuant to the vesting of RSUs to the following individuals: Larry Rutkowski (19,878); Bryan Reyhani (2,793); Bryan Reyhani (26,340); Rudolph Cline-Thomas (17,038); Edward Montserrat (9,872); John Wilk (12,353); Jake Phillips (2,913); Jason Rogers (5,034); Albert Alemany (3,003); Adam Hynes (6,293); and Benj Smith (2,797) pursuant to the vesting of RSUs at an exercise price of US$0.69.

(7) On November 25, 2022, Engine issued a total of 10,164 Engine Shares pursuant to the vesting of RSUs to the following individuals: Darrin Patrick (1,833); John Wilk (2,777); Mike Munoz (2,777) and Benj Smith (2,777) at an exercise price of US$0.63.

(8) On November 30, 2022, Engine issued a total of 114,057 Engine Shares to the following individuals: Tremain McGlown (28,514); and Jeremy Haile (85,543) at an exercise price of US$11.69.

TRADING PRICE AND VOLUME

The Engine Shares are listed and posted for trading on the TSXV and on Nasdaq under the trading symbol "GAME". The following table sets forth, on a monthly basis, the reported price range (which are not necessarily the closing prices) and the aggregate volume of trading of the Engine Shares on the TSXV and Nasdaq, respectively, for the months indicated.

	TSXV (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)	
Date	Price Range (high - low)	Total Volume	Price Range (high - low)	Total Volume
February 1 – 6, 2023	$2.63 - $1.64	166,921	$1.94 – $1.19	675,944

	TSXV (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)	
Date	**Price Range (high - low)**	**Total Volume**	**Price Range (high - low)**	**Total Volume**
January 2023	$1.94 - $1.31	101,356	$1.46 - $0.91	1,136,405
December 2022	$2.29 - $0.68	571,642	$1.77 - $0.51	10,165,749
November 2022	$0.95 - $0.75	73,931	$0.72 - $0.56	832,080
October 2022	$1.14 - $0.79	52,073	$0.90 - $0.56	1,040,915
September 2022	$0.93 - $0.70	83,015	$0.77 - $0.51	820,435
August 2022	$1.37 - $0.93	86,513	$1.11 - $0.70	763,420
July 2022	$1.70 - $1.10	70,057	$1.39 - $0.80	1,370,642
June 2022	$1.25 - $0.95	81,442	$1.05 - $0.73	619,413
May 2022	$1.71 - $1.05	65,649	$1.39 - $0.78	888,629
April 2022	$2.80 - $1.40	100,869	$2.26 - $1.08	1,342,125
March 2022	$3.67 - $2.13	283,694	$2.99 - $1.52	1,518,524
February 2022	$4.25 - $3.10	202,742	$3.36 - $2.34	833,715
January 2022	$4.12 - $2.79	327,310	$3.30 - $2.18	2,666,820

On February 6, 2023, the closing price of the Common Shares was C$2.47 on the TSXV, and US$1.82 on the Nasdaq.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed in the Engine Circular (including in the financial statements of Engine for the fiscal years ended August 31, 2022 and August 31, 2021), no directors, executive officers or their respective associates or affiliates, or other management of Engine are indebted to Engine as of the date of this Circular or were indebted to Engine at any time during the fiscal years ended August 31, 2022 and August 31, 2021, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Engine.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Engine is not aware of any material interest, direct or indirect, of any informed person of Engine, or any associate or affiliate of any such informed person, in any transaction since the commencement of Engine's fiscal years ended August 31, 2022 and August 31, 2021, or in any proposed transaction, that has materially affected or would materially affect Engine or any of its Subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of Engine's directors or officers, or such persons' associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Engine Meeting, except as disclosed in the Engine Circular.

MANAGEMENT CONTRACTS

No management functions of Engine are, to any substantial degree, performed other than by directors or senior officers of Engine or its Subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

To the knowledge of Engine, there are no legal proceedings that Engine is or was a party to during its most recently completed financial year, or of which any of its properties are or were the subject matter during the most recently completed financial year, nor are any such proceedings known to Engine to be contemplated.

MATERIAL CONTRACTS

Engine is a party to the following contracts entered into in the two years immediately preceding the publication of this Circular which Engine currently considers to be material to Engine and its assets and operations and which were not entered into in the Ordinary Course of business:

- the Arrangement Agreement; and
- an equity distribution agreement dated August 10, 2021 between Engine and Canaccord Genuity LLC, on behalf of itself and co-sales agents Oppenheimer & Co. Inc. and B. Riley Securities, Inc.

Arrangement Agreement

For a description of the Arrangement Agreement, see the section titled "*The Arrangement Agreement*" herein.

Equity Distribution Agreement

On August 10, 2021, Engine entered into an at-the-market equity distribution agreement (the "**Equity Distribution Agreement**") with Canaccord Genuity LLC ("**Canaccord**"), on behalf of itself and co-sales agents Oppenheimer & Co. Inc. and B. Riley Securities, Inc., to establish an at-the-market equity program (the "**ATM Program**"). Under the ATM Program, the Corporation has the flexibility through the expiration date of its base shelf prospectus forming a part of its registration statement on Form F-10 (File No. 333-254709), to issue up to US$50 million of Engine Shares as needed to support Engine's ongoing business activities. Any Engine Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through Nasdaq. No Engine Shares will be offered or sold in Canada. As of the date hereof, Engine has not yet issued any shares under the ATM Program.

Copies of the above agreements may also be inspected at any time up to the Engine Meeting during normal business hours at the business office of Engine at 2110 Powers Ferry Road SE, Suite 450, Atlanta, Georgia.

OTHER MATERIAL FACTS

To Engine's knowledge, there are no material facts about Engine not disclosed in the Engine Circular that are necessary in order to provide full, true and plain disclosure of all material facts relating to Engine.

RISK FACTORS

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to the consequences of the Transaction and the holding of Engine Shares. In assessing the Transaction, Shareholders should carefully consider the risks described under the heading "*Risk Factors*" in the Engine AIF and Engine MD&A, each of which are incorporated by reference into this Circular, together with the other information contained in, or incorporated by reference in, this

Circular. Risk factors related to the business of Engine will generally continue to apply following the completion of the Transaction.

In addition to the risk factors identified in the Engine AIF and Engine MD&A, the following U.S. specific risk factors are also applicable:

Engine's Foreign Private Issuer status under United States Securities Laws.

Engine is a "foreign private issuer", under applicable United States federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the U.S. Exchange Act, Engine is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, Engine does not file the same reports that a United States domestic issuer would file with the SEC, although Engine is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, Engine's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, Engine's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Engine Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, Engine is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. Engine is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While Engine complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, Engine may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.

In order to maintain its status as a foreign private issuer, a majority of the Engine Shares must be either directly or indirectly owned by non-residents of the United States unless Engine also satisfies one of the additional requirements necessary to preserve this status. Engine may in the future lose its foreign private issuer status if a majority of the Engine Shares are held in the United States and Engine fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under United States federal securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer using the standard foreign form or as Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("**MJDS**"). If Engine is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Engine is an emerging growth company and relies on exemptions from certain disclosure requirements which may make the Engine Shares less attractive to investors.

Engine is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and Engine will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which Engine has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of Engine following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Corporation has, during the

previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which Engine is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the U.S. Exchange Act. Engine will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as Engine remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX. Engine cannot predict whether investors will find the Engine Shares less attractive because Engine relies upon certain of these exemptions. If some investors find the Engine Shares less attractive as a result, there may be a less active trading market for the Engine Shares and the price of the Engine Shares may be more volatile. On the other hand, if Engine no longer qualifies as an emerging growth company, Engine would be required to divert additional management time and attention from Engine's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact Engine's business, financial condition and results of operations.

Engine's to meet the continued listing requirements Nasdaq could result in a delisting of its securities.

On June 23, 2022, Engine received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, based upon the closing bid price of the Engine Shares for the 30 consecutive business day period prior to June 23, 2022, Engine did not meet the minimum bid price of $1.00 per share required for continued listing on the Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that Engine will be provided with a compliance period of 180 calendar days, or until December 20, 2022 (the "Compliance Period"), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). On December 21, 2022 Engine received a 180 calendar day extension to the initial Compliance Period.

In order to regain compliance with Nasdaq's minimum bid price requirement, the Engine Shares must maintain a minimum closing bid price of $1.00 for at least ten consecutive business days during the Compliance Period. In the event Engine does not regain compliance by the end of the Compliance Period, Engine may be eligible for additional time to regain compliance. To qualify, Engine will be required to meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of Engine's intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. If Engine meets these requirements, Engine may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that Engine will be unable to cure the deficiency, or if Engine is not otherwise eligible for the additional cure period, Nasdaq will provide notice that the Engine Shares will be subject to delisting.

If Engine fails to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist the Engine Shares. Such a delisting would have a negative effect on the price of the Engine Shares, impair the ability to sell or purchase Engine Shares when persons wish to do so, and any delisting materially adversely affect Engine's ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. In the event of a delisting, Engine would attempt to take actions to restore its compliance with Nasdaq's listing requirements, but Engine can provide no assurance that any such action taken by us would allow its securities to become listed again, stabilize the market price or improve the liquidity of Engine's securities, prevent Engine Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements.

APPENDIX "F"
INFORMATION CONCERNING THE RESULTING ISSUER

The following information is presented assuming prior completion of the Transaction and is reflective of the projected consolidated business, financial and share capital position of the Corporation and Engine assuming the completion thereof. It contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. This section only includes information respecting the Corporation and Engine after the Transaction that is materially different from information provided earlier in this Circular. See the disclosure in Appendix "D" – *"Information Concerning the Corporation"* and Appendix "E" – *"Information Concerning Engine"* to this Circular. See also the *pro forma* consolidated financial statements of the Resulting Issuer attached to this Appendix as Schedule "A".

NAME AND INCORPORATION

Upon completion of the Transaction, the Corporation will become a direct wholly-owned Subsidiary of Engine. As a result, all of the assets of the Corporation will become indirectly held by Engine. Following the Transaction, Engine will continue to exist under the BCBCA, and the Corporation will continue to exist under the OBCA. The Resulting Issuer will continue under the name "GameSquare Inc." and will continue to be a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The shares of the Resulting Issuer will be listed and posted for trading on the TSXV under the trading symbol "GAME", on Nasdaq under the trading symbol "GAME", and the OTCQB under the trading symbol "GAME". The registered and head office of the Resulting Issuer will be located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339.

INTER-CORPORATE RELATIONSHIPS

Upon completion of the Transaction, the corporate organization chart for the material Subsidiaries of the Resulting Issuer will be as follows:


GAMESQUARE INC.
(British Columbia)
100%
STREAM HATCHET S.L.
(Spain)
100%
FRANKLY INC.
(British Columbia)
100%
WINVIEW, INC.
(Delaware)
100%
SIDEQIK INC.
(Delaware)
100%
GAMESQUARE ESPORTS INC.
(Ontario)
100%
FRANKLY CO.
(Delaware)
100%
FRANKLY MEDIA LLC (Delaware)
100%
VEMBA MEDIA TECHNOLOGIES PRIVATE LIMITED
(India)
100%
GAMESQUARE ESPORTS (USA) INC. (dba Fourth Frame Studios)
100%
CODE RED ESPORTS LTD.
(United Kingdom)
100%
GCN INC.
(Delaware)
100%
NEXTGEN TECH LLC (dba Complexity Gaming)
(Texas)
100%
SWINGMAN LLC
(dba Cut+Sew and Zoned) (California)

Narrative Description of the Business

The Resulting Issuer will integrate the Corporation's content, advertiser, and influencer businesses with Engine's market data, analytics, advertising, and marketing technology platforms. The Transaction will create an end-to-end platform with reach across esports, sports, influencer, publisher, and advertising networks for brands to connect with youth culture audiences. The Resulting Issuer will provide global brands and advertisers with solutions that develop innovative strategies to connect to youth audiences.

UNAUDITED *PRO FORMA* FINANCIAL STATEMENTS OF THE RESULTING ISSUER

The unaudited *pro forma* consolidated financial information for the Resulting Issuer (consolidated to give effect to, among other things, the Transaction on the Effective Date), consist of the following: income statements for 9 months ended September 30, 2022, and 13-months ended December 31, 2021; and a balance sheet as at September 30, 2022. These *pro forma* financial statements are attached as Schedule "A" to this Appendix.

As the ending date of the fiscal period for the Corporation and Engine differs by more than 93 days, the unaudited *pro forma* statement of operations for the 13-months ended December 31, 2021 was derived by combining financial information from the audited consolidated statement of the Corporation for the 13-months ended December 31, 2021 with financial information of Engine for the year ended November 30, 2021 which was constructed from the year ended August 31, 2021, less the three month period ended November 30, 2020, plus the three month period ended November 30, 2021. Similarly, the unaudited *pro forma* statement of income (loss) for the nine months ended September 30, 2022 was derived by combining financial information from the unaudited statement of income (loss) of the Corporation for the nine-months ended September 30, 2022 with financial information of Engine for the nine-months ended November 30, 2022, composed of the year ended August 31, 2022 less the six month period ended February 28, 2022,

plus the three month period ended November 30, 2022, to present the nine months ended September 30, 2022.

The *pro forma* financial statements have been compiled from underlying financial statements of the Corporation and Engine and prepared in accordance with IFRS to illustrate the effect of, among other things, the Transaction. The *pro forma* financial statements may not be appropriate for other purposes. Adjustments have been made to prepare the *pro forma* financial statements, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made are described in the notes to the *pro forma* financial statements.

The *pro forma* financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Transaction actually occurred at the times contemplated by the notes to the *pro forma* financial statements; or (ii) the results expected in future periods.

ESTIMATED AVAILABLE FUNDS AND PRINCIPAL PURPOSES

As at December 31, 2022, Engine had estimated working capital of $2 million and the Corporation had estimated working capital of $6 million. The Resulting Issuer will have approximately $5 million available upon completion of the Transaction.

The Corporation and Engine have historically had negative cash flow from operating activities and have historically incurred net losses but, based on current operations, the Resulting Issuer expects to meet its cash needs for the twelve-month period following the date hereof. To the extent that the Resulting Issuer has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, through loan financing, or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Resulting Issuer as those previously obtained, or at all. See "*Risk Factors – Negative operating cash flow*" in this Appendix "F".

PRINCIPAL HOLDERS OF THE RESULTING ISSUER SHARES

To the knowledge of the Resulting Issuer and its directors and executive officers, no Person other than Blue & Silver Ventures, Ltd. will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding shares of the Resulting Issuer upon the completion of the Transaction.

Insiders of the Resulting Issuer	Issued and Outstanding Common Shares of the Resulting Issuer Held by Insiders	Percentage of Total Issued and Outstanding Common Shares of the Resulting Issuer held by Insiders [(1)]
Blue & Silver Ventures, Ltd.	5,508,991	12.9%

Note:

(1) Based on the Resulting Issuer having 42,685,860 Common Shares outstanding upon completion of the Transaction.

PRO-FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Resulting Issuer assuming completion of the Transaction.

	Amount Outstanding prior to the Completion of the Transaction	Amount Outstanding after the Completion of the Transaction	Percentage of Total Number of Engine Shares to be Issued and Outstanding following Completion of the Transaction on a Fully Diluted Basis
Engine Shares outstanding prior to the completion of the Transaction	16,027,267	17,063,802	30.72%
Engine Shares issuable upon the completion of the Transaction to Shareholders of the Corporation	Nil	25,622,058	46.13%
Total (non-diluted)	16,027,267	42,685,860	76.84%
Engine Shares reserved for issuance upon exercise of Engine Options[(1)]	1,489,974	1,489,974	2.68%
Engine Shares reserved for issuance upon the settlement of the Engine RSUs[(2)]	1,215,242	178,707	0.32%
Engine Shares reserved for issuance upon conversion of Engine Convertible Debentures[(3)]	1,868,072	1,136,364	2.05%
Engine Shares reserved for issuance upon exercise of Engine Warrants[(4)]	4,589,983	4,589,983	8.26%
Engine Warrants reserved for issuance upon exercise of the Replacement Warrants[(5)]	Nil	3,582,157	6.45%
Engine RSUs reserved for settlement under the Engine Gaming Omnibus Incentive Plan upon transfer of the Replacement RSUs[(6)]	Nil	298,260	0.54%
Engine Options reserved for exercise under the Engine Gaming Omnibus Incentive Plan upon transfer of the Replacement Options[(7)]	Nil	1,586,796	2.86%
Total (fully diluted)	25,190,538	55,548,101	100.00%

Notes:

(1) For information on the Engine Options, see *Appendix E – Information Concerning Engine* under the heading "Description of Securities – Awards".

(2) For information on the Engine RSUs, see *Appendix E – Information Concerning Engine* under the heading "Description of Securities – Awards".

(3) For information on the Engine RSUs, see *Appendix E – Information Concerning Engine* under the heading "Description of Securities – Engine Debentures".

(4) For information on the Engine RSUs, see *Appendix E – Information Concerning Engine* under the heading "Description of Securities – Other Convertible Securities".

(5) Each transferred by the holder thereof to Engine for a Replacement Warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio multiplied by the number of Shares issuable on exercise of such Warrant immediately prior to the Effective Time for an exercise price per Engine Share equal to the Replacement Warrant Exercise Price.

(6) Each transferred by the holder thereof to Engine for such number of Replacement RSUs issued by Engine under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio and reduced for any withholding or deduction for Taxes required in connection with the exchange of such RSU.

(7) Each transferred by the holder thereof to Engine for such number of Replacement Options issued by Engine under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio and with an exercise price equal to the Replacement Option Exercise Price.

EXECUTIVE OFFICERS AND COMPENSATION

Following completion of the Transaction, there are not anticipated to be any changes to the current executive compensation arrangements of Engine.

Stock Options

Upon completion of the Transaction, all existing Engine Options will continue to exist under the amended and restated Engine Gaming Omnibus Incentive Plan, and all Options outstanding immediately prior to the Transaction will be exchanged for Replacement Options issued by Engine under the Engine Gaming Omnibus Incentive Plan equal to the Exchange Ratio. See "*The Arrangement – Arrangement Mechanics*" for details regarding the issuance of the Replacement Options. See also "*Awards*" in Appendix "E" – "*Information Concerning Engine*" for additional information concerning the Engine Gaming Omnibus Incentive Plan.

Resale Restrictions

The Engine Shares to be issued in connection with the Transaction will be distributed under exemptions from the requirements to provide a prospectus under applicable Canadian securities laws.

As Engine has been a reporting issuer in a jurisdiction of Canada for more than four months, the Engine Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided the holder is not a "control person", as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

U.S. Shareholders should consult their own advisors regarding resale restrictions applicable to holders of Shares who are subject to U.S. Securities Laws.

PROSPECTIVE GOVERNANCE AND MANAGEMENT OF THE RESULTING ISSUER

Board Composition

Following completion of the Transaction, the Engine Board will be comprised of seven directors, three of whom will be incumbent directors of Engine, and four of whom will be incumbent directors of the Corporation. The directors of Engine will hold office until the next annual general meeting of Engine Shareholders or until their respective successors have been duly elected or appointed, unless his or her office is vacated earlier in accordance with the articles of Engine or within the provisions of the BCBCA.

Justin Kenna, the Corporation's current Chief Executive Officer, and Lou Schwartz, Engine's current President, will lead the Resulting Issuer's business following completion of the Transaction as Chief Executive Officer and President, respectively.

The following chart sets forth the name, municipality of residence, proposed position and principal occupation of each individual who is proposed to be a director or executive officer of the Resulting Issuer following the Transaction, and the number of Engine Shares and other securities anticipated to be owned by each of such individuals immediately following the Transaction.

Name and Residence	Proposed Position	Principal Occupation for Five Preceding Years	Director or Officer since	Number of Engine Shares to be Held[(1)]	% Of Engine Shares Held or Controlled
Justin Kenna, Dallas, USA	Chief Executive Officer and Director	• Chief Executive Officer of GameSquare • Chief Financial Officer of FaZe Clan	Effective Date	389,561	0.9%

Name and Residence	Proposed Position	Principal Occupation for Five Preceding Years	Director or Officer since	Number of Engine Shares to be Held[(1)]	% Of Engine Shares Held or Controlled
		• Director of Finance at Madison + Vine • Various roles at Goldman Sachs, Deloitte, and Ernst & Young			
Louis Schwartz Atlanta, USA	President, and Director	• Chief Executive Officer of Engine • Chief Executive Officer of Frankly Inc.	July 2020	530,491	1.2%
Tom Rogers New York, USA	Executive Chairman and Director	• Director of Frequency Networks, Inc. a Los Angeles based software and media company • Editor-at-Large at Newsweek • Contributor at CNBC • Chairman and CEO of TRget Media, LLC, a media investment and operations advisory firm since June 2003	May 2020	513,531	1.2%
Tom Walker Dallas, USA	Director	• Chief Financial Officer of the Dallas Cowboys Football Club	Effective Date	Nil	Nil
Travis Goff Dallas, USA	Director	• President of Goff Capital, Inc.	Effective Date	41,310	0.1%
Jeremi Gorman California, USA	Director	• President, Worldwide Advertising at Netflix • Chief Business Officer of Snap Inc. • Head of Global Field Sales – Amazon Advertising of Amazon	Effective Date	Nil	Nil
Stuart Porter Boston, USA	Director	• Director of the Corporation. Founder of Denham Capital and is its Chief Executive Officer and Chief Investment Officer	January 2022	1,579,656	3.7%
Michael Munoz New Jersey, USA	Chief Financial Officer	• Chief Financial Officer of Frankly Media Inc.	May 2020	118,995	0.3%
Matt Ehrens Arlington, USA	Chief Technology Officer	• Chief Technology Officer of Engine	April 2018	39	0%

Name and Residence	Proposed Position	Principal Occupation for Five Preceding Years	Director or Officer since	Number of Engine Shares to be Held(1)	% Of Engine Shares Held or Controlled
Jill Peters Dallas, USA	Chief Media Officer	• Chief Operating Officer of GameSquare • Chief Revenue Officer of Power Poll • Chief Revenue Officer of Engine • Founder of KyckGlobal, Inc.	Effective Date	229	0%
Paolo DiPasquale Dallas, USA	Chief Strategy Officer	• Chief Strategy Officer of GameSquare • Managing Director of Institutional Equity & Alternative Capital, Canaccord Genuity Corp.	Effective Date	38,370	0.1%
Sean Horvath California, USA	Chief Revenue Officer	• Chief Revenue Officer of GameSquare • Chief Revenue Officer of StreamElements • Head of Global Partnerships of TONIK+ • Chief Marketing Officer of Virgin Produced	Effective Date	9,129	0%
John Wilk New York, USA	General Counsel	• General Counsel of Engine • General Counsel of WorldNow	May 2020	Nil	Nil

Note:
(1) *Pro forma* shares held following application of the Exchange Ratio where applicable.

Orders, Penalties and Bankruptcies

On January 19, 2021, Wellflex Energy Partners Fort Worth, LLC was issued a final order of dismissal by the United States Bankruptcy Court. Goff Capital, Inc. was the manager of Wellflex Energy Partners Fort Worth, LLC and Travis Goff, a director of the Resulting Issuer, is the President of Goff Capital, Inc.

A description of the Orders, Penalties, and Bankruptcies with respect to Louis Schwartz, Tom Rogers and Stuart Porter is described under the heading "8.2 – Orders, Penalties and Bankruptcies" of the Engine AIF, which is incorporated by reference herein.

Other than as described elsewhere in this Circular or in the Engine Circular, no Person who is proposed to serve as a director or officer of the Resulting Issuer following the completion of the Transaction, or to the knowledge of management of Engine or the Corporation or any shareholder who will be holding a sufficient number of Engine Shares to affect materially the control of the Resulting Issuer, is, or within the ten years prior to the date of this Circular has been, a director or officer of any other issuer that, while that Person was acting in the capacity of a director or officer of that issuer, has been subject to:

- a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer; or

- any penalties or sanctions imposed by a court relating to Securities Laws or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Furthermore, other than as described elsewhere in this Circular or in the Engine Circular, no Person who is proposed to be a director or officer of the Resulting Issuer following the completion of the Arrangement or to the knowledge of management of Engine or the Corporation or any shareholder who will be holding a sufficient number of Engine Shares to affect materially the control of the Resulting Issuer, during the ten years prior to the date of this Circular has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than as described elsewhere in this Circular or the Engine Circular, none of the Persons who are proposed to be directors, employees or executive officers of the Resulting Issuer following the completion of the Transaction, and none of the associates of such Persons is or has been indebted to either Engine or the Corporation at any time during the most recently completed financial year of each of Engine and the Corporation, respectively, or will be indebted to the Resulting Issuer upon completion of the Transaction. Furthermore, none of such Persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Engine or the Corporation.

RISK FACTORS

In addition to the risk factors with respect to the Transaction set out under "*Risk Factors*" in the accompanying Circular, see "*Information Concerning the Corporation – Risk Factors*" in Appendix "D" and "*Information Concerning Engine – Risk Factors*" in Appendix "E", with respect to the risk factors of Engine and the Corporation, respectively.

Negative operating cash flow

Each of the Corporation and Engine have historically had negative cash flow from operating activities. It is anticipated that the Resulting Issuer will continue to have negative cash flows in the foreseeable future. Continued losses may have the following consequences:

- increasing the Resulting Issuer's vulnerability to general adverse economic and industry conditions;
- limiting the Resulting Issuer's ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and,
- limiting the Resulting Issuer's flexibility in planning for, or reacting to, changes in its business and the industry.

MATERIAL CONTRACTS

Please see the "*Material Contracts*" sections of Appendix "D" and Appendix "E".

SCHEDULE "A"
PRO FORMA **CONSOLIDATED FINANCIAL STATEMENTS OF THE RESULTING ISSUER**

GAMESQUARE ESPORTS INC.

Pro Forma Consolidated Financial Statements
[unaudited, expressed in US dollars]
September 30, 2022

GAMESQUARE ESPORTS INC.

Pro Forma Statement of Financial Position at September 30, 2022

(Expressed in United States Dollars)

(Unaudited)

ASSETS	GameSquare September 30, 2022	Engine November 30, 2022	Pro-forma adjustments	Notes	Pro-forma consolidated September 30, 2022
Current assets					
Cash	4,023,102	6,851,735	(1,500,000)	(c)	7,224,837
			(150,000)	(c)	
			(2,000,000)	(d)	
Restricted cash	-	47,455	-		47,455
Accounts and other receivables	7,695,456	9,431,647	-		17,127,103
Government remittances receivable	-	881,445	-		881,445
Publisher advance, current	-	739,572	-		739,572
Prepaid expenses and other current assets	1,183,094	1,546,828	1,500,000	(c)	6,379,922
			150,000	(c)	
			2,000,000	(d)	
Promissory notes receivable	-	-	-		-
Total Current Assets	12,901,652	19,498,682	-		32,400,334
Investment at FVTPL	-	2,629,851	-		2,629,851
Property and equipment, net	3,166,116	104,035	-		3,270,151
Goodwill	-	15,189,874	(3,340,808)	(b)	11,849,066
Intangible assets, net	5,639,433	2,374,695	2,865,305	(b)	10,879,433
Right-of-use asset	2,479,488	8,084	-		2,487,572
Total Assets	24,186,689	39,805,221	(475,503)		63,516,407
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	6,014,344	17,375,087	1,713,855	(a)	25,503,286
			400,000	(a)	
Players liability account		47,455	-		47,455
Deferred revenue	1,218,996	1,891,045	-		3,110,041
Lease obligation, current	327,239	385,665	-		712,904
Promissory notes payable	-	784,407	-		784,407
Warrant liability	-	21,194	6,272	(b)	27,466
Convertible debt, current	-	295,227	-		295,227
Arbitration reserve	-	563,779	-		563,779
Total Current Liabilities	7,560,579	21,363,859	2,120,127		31,044,565
Lease obligation	2,449,672	-	-		2,449,672
Deferred tax liability	203,058	-	-		203,058
Convertible debt, non-current	-	6,483,061	-		6,483,061
Total Liabilities	10,213,309	27,846,920	2,120,127		40,180,356
SHAREHOLDERS' EQUITY (DEFICIT)					
Share capital	43,397,170	126,847,679	(117,275,617)	(b)	52,969,232
Contributed surplus	5,453,129	20,150,223	(19,959,614)	(b)	5,643,738
Accumulated deficit	(34,505,598)	(132,659,253)	(1,713,855)	(a)	(34,905,598)
			(400,000)	(a)	
			134,373,108	(b)	
Accumulated other comprehensive income (loss)	(371,321)	(2,380,348)	2,380,348	(b)	(371,321)
Total Shareholders' Equity (Deficit) before non-controlling interest	13,973,380	11,958,301	(2,595,630)		23,336,051
Total Liabilities and Shareholders' Equity (Deficit)	24,186,689	39,805,221	(475,503)		63,516,407

See accompanying notes

GAMESQUARE ESPORTS INC.

Pro Forma Statement of Loss for the 13 months ended December 31, 2021

(Expressed in United States Dollars)

(Unaudited)

	GameSquare 13 months ended December 31, 2021	Engine Year ended November 30, 2021	Pro-forma adjustments	Notes	Pro-forma consolidated 13 months ended December 31, 2021
CONTINUING OPERATIONS					
Total Revenues	**10,891,257**	**38,643,166**	**-**		**49,534,423**
EXPENSES					
Salaries and wages	6,072,685	13,020,986			19,093,671
Consulting	576,770	2,000,226			2,576,996
Professional fees	1,144,011	1,852,407			2,996,418
Cost of sales	7,356,158	27,328,989			34,685,147
Advertising and promotion	1,135,102	807,890			1,942,992
Office and general	1,815,881	3,227,024	1,594,185	(h)	6,637,090
Technology expenses	-	2,442,273			2,442,273
Amortization and depreciation	1,493,169	1,153,512	1,094,000	(f)	2,705,398
			(1,035,283)	(g)	
Share-based payments	2,901,654	3,934,452			6,836,106
Impairment expense	1,798,430	-			1,798,430
Interest expense, net	136,443	1,123,730			1,260,173
(Gain) loss on foreign exchange	(2,258)	1,090,268			1,088,010
Change in provision for reclamation deposit	(75,118)	-			(75,118)
Loss on extinguishment of debt	-	2,428,900			2,428,900
Gain on retained interest in former associate	-	(99,961)			(99,961)
Transaction costs	7,815,411	348,821	400,000	(e)	8,564,232
Arbitration settlement reserve	-	3,728,278			3,728,278
Change in fair value of promissory notes receivable and investment at FVTPL	-	(581,812)			(581,812)
Change in fair value of warrant liability	-	(7,218,878)			(7,218,878)
Change in fair value of convertible debt	-	3,059,677			3,059,677
	32,168,338	**59,646,782**	**2,052,902**		**93,868,022**
ASSOCIATES					
Share of net loss of associate	-	37,244			37,244
Net income (loss) for the year before discontinued operations	**(21,277,081)**	**(21,040,860)**	**(2,052,902)**		**(44,370,843)**
Income (tax) recovery	78,731	-			78,731
	(21,198,350)	**(21,040,860)**	**(2,052,902)**		**(44,292,112)**
DISCONTINUED OPERATIONS					
Loss from discontinued operations	-	(15,052,250)			(15,052,250)
Net loss for the period	**(21,198,350)**	**(36,093,110)**	**(2,052,902)**		**(59,344,362)**
Net (income) loss attributable to non-controlling interest	-	18,212			18,212
Net loss attributable to owners of the Company	**(21,198,350)**	**(36,074,898)**	**(2,052,902)**		**(59,326,150)**
OTHER COMPREHENSIVE INCOME (LOSS)					
Items that may be reclassified subsequently to profit or loss					
Foreign currency translation differences	49,601	45,823			95,424
Comprehensive loss for the year	**(21,148,749)**	**(36,029,075)**	**(2,052,902)**		**(59,230,726)**
INCOME (LOSS) PER SHARE					
Basic loss per share - continuing operations	**(1.64)**	**(1.52)**	**(2.16)**		**(1.60)**
Basic income (loss) per share - discontinued operations	-	**(1.09)**	-		**(0.54)**
Basic and diluted loss per share	**(1.64)**	**(2.61)**	**(2.16)**		**(2.14)**
Weighted average number of shares outstanding - Basic	12,910,078	13,835,820	952,534	(b)	27,698,432

See accompanying notes

GAMESQUARE ESPORTS INC.

Pro Forma Statement of Loss for the nine months ended September 30, 2022

(Expressed in United States Dollars)

(Unaudited)

	GameSquare 9 months ended September 30, 2022	Engine 9 months ended November 30, 2022	Pro-forma adjustments	Notes	Pro-forma consolidated 9 months ended September 30, 2022
CONTINUING OPERATIONS					
Total Revenues	**21,829,246**	**30,939,671**	-		**52,768,917**
EXPENSES					
Salaries and wages	7,442,140	10,201,031			17,643,171
Consulting	1,315,745	1,611,400			2,927,145
Professional fees	1,425,585	967,367			2,392,952
Cost of sales	13,580,839	22,125,826			35,706,665
Advertising and promotion	3,239,090	620,979			3,860,069
Office and general	2,172,181	3,849,855	565,978	(l)	6,588,014
Technology expenses	-	2,479,603			2,479,603
Amortization and depreciation	2,030,108	930,715	820,500	(j)	2,900,557
			(880,766)	(k)	
Share-based payments	1,206,332	3,860,327			5,066,659
Interest expense, net	270,185	487,614			757,799
(Gain) loss on foreign exchange	(66,675)	510,549			443,874
Gain on modification of debt	-	(30,688)			(30,688)
Change in provision for reclamation deposit	15,403	-			15,403
Gain on disposition of assets available for sale	(46,915)	-			(46,915)
Impairment expense	-	3,873,000	(3,873,000)	(l)	-
Restructuring expense	-	327,744			327,744
Transaction costs	-	1,089,552	400,000	(i)	1,489,552
Arbitration settlement reserve	-	(1,955,943)			(1,955,943)
Change in fair value of promissory notes receivable and investment at FVTPL	-	877,535			877,535
Change in fair value of warrant liability	-	(835,720)			(835,720)
Change in fair value of convertible debt	-	(175,176)			(175,176)
	32,584,018	**50,815,570**	**(2,967,288)**		**80,432,300**
ASSOCIATES					
Share of net loss of associate	-	-			-
Net income (loss) for the year before discontinued operations	**(10,754,772)**	**(19,875,899)**	**2,967,288**		**(27,663,383)**
Income (tax) recovery	54,276	-			54,276
	(10,700,496)	**(19,875,899)**	**2,967,288**		**(27,609,107)**
DISCONTINUED OPERATIONS					
Gain (loss) on disposal of subsidiary	-	14,934,149			14,934,149
Gain on disposal of asssets	-	257,550			257,550
Loss from discontinued operations	-	(7,077,810)			(7,077,810)
Net loss for the period	**(10,700,496)**	**(11,762,010)**	**2,967,288**		**(19,495,218)**
Net (income) loss attributable to non-controlling interest	-	3,419			3,419
Net loss attributable to owners of the Company	**(10,700,496)**	**(11,758,591)**	**2,967,288**		**(19,491,799)**
OTHER COMPREHENSIVE INCOME (LOSS)					
Items that may be reclassified subsequently to profit or loss					
Foreign currency translation differences	(507,302)	(22,060)			(529,362)
Comprehensive loss for the year	**(11,207,798)**	**(11,780,651)**	**2,967,288**		**(20,021,161)**
INCOME (LOSS) PER SHARE					
Basic loss per share - continuing operations	**(0.51)**	**(1.26)**	**3.14**		**(0.73)**
Basic income (loss) per share - discontinued operations	-	**0.52**	-		**0.21**
Basic and diluted loss per share	**(0.51)**	**(0.75)**	**3.14**		**(0.52)**
Weighted average number of shares outstanding - Basic	21,072,839	15,722,964	944,474	(b)	37,740,277

See accompanying notes

(Expressed in United States Dollars)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the "Company" or "GameSquare") was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada.

GameSquare is focused on esports market. The Company bridges the gap between global brands and the gaming and esports communities. GameSquare does this by signing talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. ("Code Red") on the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. ("Reciprocity"), which owned 100% of common shares of GCN Inc. ("GCN"), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. ("Biblos"). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) ("Complexity"). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) ("Cut+Sew"). The Company is traded on the Canadian Securities Exchange (CSE) under the symbol "GSQ" and on the OTCQB Venture Market in the Unites States under the symbol "GMSQF". On May 3, 2021, Stetson Oil & Gas Corporation was dissolved. On December 1, 2021, the Company and Reciprocity were amalgamated. During the nine months ended September 30, 2022, the Company sold its 40% interest in Biblos.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) ("Engine", "Engine Media") was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 77 King St. West, Suite 3000, PO Box 95, TD Centre – North Tower, Toronto, Ontario, M5K 1G8, Canada.

Engine focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

Pursuant to shareholder approval at the October 6, 2021, shareholders' meeting, effective October 19, 2021, Engine changed its name to Engine Gaming and Media, Inc. Engine's common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and NASDAQ under the trading symbol GAME.

Basis of Presentation

The accompanying unaudited *pro forma* consolidated financial statements of GameSquare have been prepared by the management for illustrative purposes only, give effect to Engine's proposed acquisition of GameSquare, and assume that GameSquare is considered the acquirer for accounting purposes. The unaudited *pro forma* consolidated statement of financial position has been prepared assuming the transaction had occurred on September 30, 2022. The unaudited *pro forma* consolidated statements of loss for the 13 months ended December 31, 2021 and nine months ended September 30, 2022, has been prepared assuming the transaction had occurred on January 1, 2021 and January 1, 2022, respectively.

These unaudited *pro forma* consolidated financial statements have been compiled from and include:

(Expressed in United States Dollars)

a) An unaudited *pro forma* consolidated statement of financial position as of September 30, 2022 combining the unaudited statement of financial position of GameSquare as of September 30, 2022 and the unaudited statement of financial position of Engine as of November 30, 2022;

b) An unaudited *pro forma* consolidated statement of income (loss) for the 13 months ended December 31, 2021 combining the unaudited statement of income (loss) of GameSquare for the 13 months ended December 31, 2021 and the unaudited statement of income (loss) of Engine for the year ended November 30, 2021, composed of the year ended August 31, 2021, less the three month period ended November 30, 2020, plus the three month period ended November 30, 2021; combining the statements of income (loss) of each company to present the 13 months ended December 31, 2021; and

c) An unaudited *pro forma* consolidated statement of income (loss) for the nine months ended September 30, 2022 combining the unaudited statement of income (loss) of GameSquare for the nine months ended September 30, 2022 and the unaudited statement of income (loss) of Engine for nine months ended November 30, 2022, composed of the year ended August 31, 2022, less the six month period ended February 28, 2022, plus the 3 month period ended November 30, 2022; combining the statements of income (loss) of each company to present the nine months ended September 30, 2022.

It is management's opinion that these *pro forma* consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described herein and are in accordance with International Financial Reporting Standards (IFRS) applied on a basis consistent with the Company's accounting policies. These *pro forma* consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company that would have actually resulted had the transactions been effected on the dates indicated above. Furthermore, the *pro forma* financial information is not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded upon consummation of the transactions will differ from those recorded in these unaudited *pro forma* consolidated financial statements and the differences may be material. Under acquisition accounting, the measurement of the fair value of certain assets and liabilities of Engine is dependent on valuations that have not been performed. Accordingly, differences between these preliminary estimates and the final acquisition accounting may be material.

Accounting policies used in the preparation of the *pro forma* statements are consistent with those used in the audited consolidated financial statements of GameSquare for the 13 month period ended December 31, 2022, with the exception of the following new accounting standards and change in presentation currency as follows.

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars ("CAD") to United States dollars ("U.S. dollars" or "USD"). The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if U.S. dollars had always been the Company's presentation currency. The statement of income (loss) of GameSquare for the 13 months ended December 31, 2021 has not been audited in the U.S. dollar presentation currency used to prepare the unaudited *pro forma* consolidated statement of income (loss) for the 13 months ended December 31, 2021.

The unaudited *pro forma* consolidated financial statements should be read in conjunction with the audited consolidated financial statements of GameSquare for the 13 months ended December 31, 2021 and of Engine for the year ended August 31, 2022; the unaudited interim consolidated financial statements of GameSquare for the nine months ended September 30, 2022 and of Engine for the three months ended November 30, 2022, and the notes included therein, of GameSquare and Engine.

(Expressed in United States Dollars)

2. DESCRIPTION OF THE TRANSACTION

On December 8, 2022, Engine Gaming and Media, Inc. announced that it had entered into a definitive arrangement agreement (the "Arrangement Agreement") with GameSquare Esports Inc., pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, GameSquare and Engine will combine their businesses via an all share deal whereby Engine will acquire all of the issued and outstanding shares of GameSquare in exchange for shares of Engine in accordance with a plan of arrangement of GameSquare under the *Business Corporations Act* (Ontario) (the "Arrangement").

Pursuant to the terms of the Arrangement Agreement, Engine will acquire each outstanding GameSquare share in exchange for 0.08262 of an Engine common share (the "Exchange Ratio"). Each outstanding option of GameSquare will be exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

3. *PRO FORMA* ASSUMPTIONS AND ADJUSTMENTS

a) On the *pro forma* statement of financial position, to give effect to transaction costs incurred by GameSquare and Engine in connection with the transaction. Increase in accounts payable and accrued liabilities and accumulated deficit for estimated transaction costs incurred and to be incurred through closing by all entities noted above. For Engine, this is an adjustment to the closing statement of financial position as of November 30, 2022 prior to the *pro forma* adjustment to record the purchase price allocation at (b) below. As such, the estimated transaction costs to be incurred by Engine do not impact the *pro forma* statements of loss. Refer to (e) and (i) below for further explanation.

b) On the *pro forma* statement of financial position, to give effect to acquisition of Engine assuming it closed on September 30, 2022. The following were inputs and assumptions used in deriving the required *pro forma* adjustments to record the purchase price allocation of the acquisition of Engine:
   - Engine reported statement of financial position as of November 30, 2022
   - Recording of *pro forma* adjustment (a) to arrive at adjusted statement of financial position as of November 30, 2022.
   - Identifiable intangible assets including software development costs (technology), tradename and customer relationships. The values used were from the last completed purchase price allocations performed for the remaining active operating units within Engine, excluding Sideqik, Inc. given impairment of goodwill and intangible assets that was recorded as of August 31, 2022. The values are for presentation purposes only and subject to change.
   - Purchase consideration valuation of Engine reported common shares, vested warrants and vested options outstanding as of November 30, 2022. Common shares were valued using the closing price of Engine common shares on Nasdaq on September 30, 2022 of $0.564 per common share. In addition, the common shares outstanding as of November 30, 2022 were adjusted for 944,474 unvested RSUs outstanding as of November 30, 2022 that vest upon a change of control.

(Expressed in United States Dollars)

- Engine common shares, vested warrants and vested options valued using the closing Engine price per share as of September 30, 2022 of $0.564.

c) On the *pro forma* statement of financial position, to give effect to the director and officer ("D&O") runoff insurance policies to be acquired or cancelled as of the closing date. Pursuant to the terms of the Arrangement Agreement, Engine has been approved to acquire a D&O insurance runoff policy for up to $1,500,000, net of cash to be refunded on cancellation of its existing annual policy (estimated to be $1,900,000 for runoff policy less $400,000 to be returned for cancellation of existing policy). In addition, GameSquare D&O runoff policy is estimated to be $150,000. Increase in prepaid expenses and other current assets and decrease in cash for amounts noted above.

d) On the *pro forma* statement of financial position, to give effect to the acquisition of the go forward annual D&O insurance policy to be acquired as of the closing date. Increase in prepaid expenses and other current assets and decrease in cash for $2 million.

e) On the *pro forma* statement of loss for thirteen months ended December 31, 2021, to give effect to transaction costs incurred by GameSquare only. Increase in transaction costs for estimated transaction costs incurred and to be incurred through closing by GameSquare. Engine is excluded from this adjustment due to its costs being included in its respective closing statement of financial position, thus not impacting GameSquare's *pro forma* statement of loss for both periods presented.

f) On the *pro forma* statement of loss for the thirteen months ended December 31, 2021, to give effect to the addition of amortization expense on definite-lived intangible assets resulting from the Engine purchase price allocation.

g) On the *pro forma* statement of loss for the thirteen months ended December 31, 2021, to give effect to the reversal of actual amortization expense on definite-lived intangible assets of Engine recorded during the year ended November 30, 2021. The adjustment is to continuing operations only as the addition of amortization expense from (f) above was considered for continuing operations. Further, amortization expense recorded on discontinued operations is reflected within loss from discontinued operations.

h) On the *pro forma* statement of loss for the thirteen months ended December 31, 2021, to give effect to the following:

- Increase in office and general expense for the Engine D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $1,900,000 for a three-year runoff policy, further explained at (c) above.
- Increase in office and general expense for the GameSquare D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $150,000 for a six-year runoff policy, further explained at (c) above.
- Increase in office and general expense for the go forward annual D&O insurance policy to be acquired in connection with closing. Total policy is estimated to cost $2 million for a one-year policy, further explained at (d) above.
- Decrease in office and general expense to reverse the actual U.S. D&O insurance expense recognized by Engine for the year ended November 30, 2021.

(Expressed in United States Dollars)

i) On the *pro forma* statement of loss for nine months ended September 30, 2022, to give effect to transaction costs incurred by GameSquare only. Increase in transaction costs for estimated transaction costs incurred and to be incurred through closing by GameSquare. Engine is excluded from this adjustment due to its costs being included in its respective closing statement of financial position, thus not impacting GameSquare's *pro forma* statement of loss for both periods presented.

j) On the *pro forma* statement of loss for the nine months ended September 30, 2022, to give effect to the addition of amortization expense on definite-lived intangible assets resulting from the Engine purchase price allocation.

k) On the *pro forma* statement of loss for the nine months ended September 30, 2022, to give effect to the reversal of actual amortization expense on definite-lived intangible assets of Engine recorded during the nine months ended November 30, 2022. The adjustment is to continuing operations only as the addition of amortization expense from (j) above was considered for continuing operations. Further, amortization expense recorded on discontinued operations is reflected within loss from discontinued operations.

l) On the *pro forma* statement of loss for the nine months ended September 30, 2022, to give effect to the following:

- Increase in office and general expense for the Engine D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $1,900,000 for a three-year runoff policy, further explained at (c) above.
- Increase in office and general expense for the GameSquare D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $150,000 for a six-year runoff policy, further explained at (c) above.
- Increase in office and general expense for the go forward annual D&O insurance policy to be acquired in connection with closing. Total policy is estimated to cost $2 million for a one-year policy, further explained at (d) above.
- Decrease in office and general expense to reverse the actual U.S. D&O insurance expense recognized by Engine for the nine months ended November 30, 2022.

4. *PRO FORMA* SHARE CAPITAL

Share capital in the unaudited *pro forma* consolidated financial statements is comprised of the following:

	# of Common Shares	Share Capital
Share capital of GameSquare as of September 30, 2022	**307,541,466**	**$ 43,397,170**
Exchange of common shares of GameSquare for common shares of Engine at 1 for 0.8262	(282,132,390)	$ -
Common shares issued in acquisition of Engine	16,971,741	9,572,062
Pro forma share capital of GameSquare as of September 30, 2022	**42,380,817**	**$ 52,969,232**

APPENDIX "G"
EVANS & EVANS FAIRNESS OPINION

See attached.

December 7, 2022

GAMESQUARE ESPORTS INC.
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5

Attention: The Board of Directors

Dear Sirs / Mesdames:

Subject: Fairness Opinion

1.0 Introduction

1.01 Evans & Evans, Inc. ("Evans & Evans" or the "authors of the Opinion") was engaged by the Board of Directors (the "Board") of GameSquare Esports Inc. ("GameSquare" or the "Company") to prepare a Fairness Opinion (the "Opinion") with respect to a proposed transaction (the "Proposed Transaction") which involves a share exchange with another reporting issuer, Engine Gaming and Media, Inc. ("Engine" and together with GameSquare the "Companies").

Evans & Evans has been requested by the Board to prepare the Opinion to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial standpoint, to the shareholders of GameSquare (the "GameSquare Shareholders") as at December 7, 2022.

GameSquare operates as a gaming and esports company in Canada. The Company's shares are listed for trading on the Canadian Securities Exchange ("CSE" or the "Exchange") under the symbol "GSQ". Engine engages in the development and sale of gaming applications. The shares of Engine are dually listed on Nasdaq and Toronto Stock Exchange ("TSE") under the symbol of "GAME".

1.02 Unless otherwise noted, all monetary amounts referenced herein are US dollars.

1.03 GameSquare (formerly Magnolia Colombia Ltd.) was incorporated under the *Ontario Business Corporation Act* on June 1, 2009. The Company completed a reverse takeover transaction ("RTO") on October 2, 2020. Since then, the Company participates in gaming and esports market and has developed three business segments: teams, agency services and content production, accounting for 39%, 57% and 4% revenue in the first nine months of fiscal year ("FY") of 2022 respectively.

The teams segment represents the Company's esports teams which generate revenue through sponsorship, prize and player-related revenue. The Company's teams include Complexity Gaming, R7 Gaming, and LGD Gaming. The agency services segment represents the Company's esports agencies which generate revenue through talent management, influencer promotional fees and consulting. The Company's agencies

include Code Red Ltd ("Code Red"), Gaming Community Network, which is a division of GameSquare, and Swingman LLC ("Cut+Sew"). The content production segment involves the creation and production of original online content. GameSquare is based in Toronto, Canada.

Financial Results

During the period ended December 31, 2021, GameSquare changed its fiscal year end from November 30 to December 31. On January 1, 2022, the Company changed its reporting currency from Canadian dollars to United States dollars.

GameSquare has acquired several businesses since the RTO. As can be seen from the table below, revenue of GameSquare increased from C$13.7 million (equivalent to $10.9 million) in the 13 months ended December 31, 2021 to $21.8 million in the first nine months of 2022. The increase in revenues was mainly attributed to the acquisitions of Reciprocity Corp. on March 16, 2021, Complexity Gaming, LLC on June 30, 2021 and Cut+Sew on July 27, 2021. The operating results of acquired subsidiaries were included for the full nine-month period ended September 30, 2022. After years of development, the Company has not yet realized profitable operations. In the first nine months of 2022, a net loss of $10.7 million was recorded. Given the high revenue growth in the first nine months of FY2022, the Company issued FY2023 revenue guidance within a range of $45 million to $50 million.

GameSquare

	9 Months Ended 30 Sep 2022 Unaudited US$	13 Months Ended 31 Dec 2021 Audited C$	12 Months Ended 30 Nov 2020 Audited C$
Revenue	21,829,246	13,687,889	488,774
Net Loss	(10,700,496)	(26,556,311)	(3,573,108)

Financial Position and Capital Structure

GameSquare's consolidated financial position as at November 30, 2020 to September 30, 2022 is summarized below. As at September 30, 2022, the Company's total debt balance was $2.8 million, which included lease obligations only. GameSquare does have cash and cash equivalents and access to liquidity as well as significant net working capital as at September 30, 2022.

GameSquare

	As of	For the fiscal years ended	
	30 Sep 2022 Unaudited US$	31 Dec 2021 Audited C$	30 Nov 2020 Audited C$
Cash and Cash Equivalents	4,023,102	6,028,232	509,592
Current Assets (Including Cash)	12,901,652	9,724,206	936,531
Current Liabilities (Including Debt)	7,560,579	2,954,523	732,668
Working Capital	5,341,073	6,769,683	203,863
Total Debt (Including Leases)	2,776,912	3,120,164	30,852

As at the date of the Opinion, GameSquare had 322,441,466 common shares issued and outstanding. The Company also had 150,000 proportionate voting shares ("PVS"). Each PVS shall be convertible at the option of the holder into common share at a ratio of 100 common shares per PVS. Other than these, GameSquare had 21,405,958 options with weighted average exercise price of C$0.42, and 50,708,230 warrants with exercise prices from C$0.13 to C$5.0. GameSquare also had 4,187,877 restricted share units which entitle the holders to receive one common share of GameSquare for each restricted share unit without payment of additional consideration at the end of the restricted period.

1.04 Engine was incorporated under the *Business Corporations Act* (Ontario) on April 8, 2011. Through three wholly owned subsidiaries, Frankly Inc. ("Frankly Media"), Stream Hatchet S.L. ('Stream Hatchet") and Sideqik, Inc. ("Sideqik"), Engine participates in the gaming and media industries.

Frankly Media provides a complete suite of content management, video streaming and engagement solutions that give broadcasters and publishers a unified workflow for the creation, management, publishing digital content to any device. Additionally, the in-house team of Frankly Media provides programmatic advertising sales. Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Sideqik is an influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators.

Revenues of Engine from the above operations are reported by two service lines: i) software-as-a-service ("SaaS") and ii) advertising, accounting for 22% and 78% respectively in FY2022.

Financial Results

Engine's fiscal year ends on August 31. As can be seen from the table below, revenue of Engine increased from $10.5 million in FY2020 to $41.9 million in FY2022. The increase in FY2021was primarily due to the benefit of a full year post-acquisition revenue from Frankly which was acquired in May 2020. The revenue growth in 2022 mainly came from Frankly's largest client, which had significant growth in traffic to its various digital properties. On April 6, 2022, Engine completed the sale of Eden Games, S.A. ("Eden Games"), which was previously part of the company's game segment. The sale contributed disposal gain of $15m in FY2022. Overall, net loss of Engine dropped from $40.8 million in FY2021 to $ 14.4 million in FY2022.

Engine

	For the fiscal years ended August 31,		
	2022	2021	2020
	Audited	Audited	Audited
	US$	US$	US$
Revenue	41,882,613	33,345,268	10,545,843
Net Loss	(14,413,379)	(40,794,817)	(32,416,108)

Financial Position and Capital Structure

Engine's consolidated financial position as at August 31, 2020 to 2022 is summarized below. Negative working capital were observed at the end of FY2021 and FY2020. It was then turned into positive as at August 31, 2022. Engine had a cash and cash equivalents balance of $8.6 million which was very close to the total debt balances amounted to $8.4 million as of August 31, 2022.

Engine

	For the fiscal years ended August 31,		
	2022	2021	2020
	Audited	Audited	Audited
	US$	US$	US$
Cash and Cash Equivalents	8,649,161	15,637,524	5,631,865
Current Assets (Including Cash)	22,058,901	31,557,682	12,175,473
Current Liabilities (Including Debt)	21,824,981	32,495,266	41,839,019
Working Capital	233,920	(937,584)	(29,663,546)
Total Debt (Including Leases)	8,411,199	11,457,659	20,334,966

As at the date of the Opinion, Engine had 15,803,875 common shares issued and outstanding. Engine also had 1,143,182 share options, with weighted average exercise price of $3.93; and 1,196,211 restricted share units as at the date of Opinion.

1.05 As of the date of the Opinion, Evans & Evans had been provided with a draft of the Arrangement Agreement (the "Agreement") and letter of intent amendment dated October 29, 2022 between the Company and Engine, which sets out the key terms of the Proposed Transaction as outlined below. As of the date of the Opinion, the Proposed Transaction had not been publicly announced.

- Upon the completion of the Proposed Transaction, Engine shall be the surviving entity, which shall change its name to "GameSquare, Inc.". The exchange ratio is expected to result in GameSquare's beneficial holders retaining ownership of approximately sixty percent (60%) of the surviving entity.

- GameSquare management team would lead the combined company following the completion of the Proposed Transaction. GameSquare expects that the board composition of the combined entity will initially include three directors selected by GameSquare and two directors selected by Engine Gaming to reflect the proposed pro-forma equity split.

- No later than December 20, 2022, Engine shall either (i) regain compliance with Nasdaq's listing rules and obtain a written notification from Nasdaq that Engine has achieved compliance or (ii) obtain an extension to regain compliance with Nasdaq's minimum bid price requirement (the "Nasdaq Extension").

The draft Agreement outlined standard procedures should either of the Companies receive an acquisition proposal following the announcement of the Proposed Transaction. The

draft Agreement does not include any termination fees payable by either party should the Proposed Transaction not move forward.

1.06 The Board retained Evans & Evans to act as an independent advisor to the Board and to prepare and deliver the Opinion to the Board to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the GameSquare Shareholders as at the date of the Opinion.

2.0 Engagement of Evans & Evans, Inc.

2.01 Evans & Evans was formally engaged by the Board pursuant to an engagement letter signed November 28, 2022 (the "Engagement Letter") to prepare the Opinion.

2.02 The Engagement Letter provides the terms upon which Evans & Evans has agreed to provide the Opinion to the Board. The terms of the Engagement Letter provide that Evans & Evans is to be paid a fixed professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. The fee established for the Opinion is not contingent upon the opinions presented.

2.03 Evans & Evans has no present or prospective interest in GameSquare or Engine, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

3.0 Scope of Review

3.01 In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

- Interviewed management of GameSquare to understand the current position of the Company, short-term expectations, and the rationale for the Proposed Transaction.
- Reviewed the Company's website (www.gamesquare.com) and Engine's website (enginegaming.com).
- Reviewed the draft of Arrangement Agreement and Letter of Intent Amendment dated October 29, 2022.
- Reviewed the Company's consolidated financial statements for the periods ended December 31, 2021, November 30, 2020 and November 30, 2019 as audited by Kreston GTA LLP of Markham, Canada.
- Reviewed the unaudited financial statements of the Company for the nine months ended September 30, 2022.

- Reviewed Engine's consolidated financial statements for the years ended August 31, 2019 to 2022 as audited by Baker Tilly WM LLP of Toronto, Ontario.
- Reviewed the Company's Management Discussion and Analysis for the periods ended September 30, 2022, December 31, 2021, November 30, 2020 and November 30, 2019.
- Reviewed Engine's Management Discussion and Analysis for the year ended August 31, 2019 to 2022.
- Reviewed the consolidated profit forecast for the year ended December 31, 2023
- Reviewed the preliminary valuation analysis of GameSquare and Engine prepared by Haywood Securities Inc. in October 2022
- Reviewed the preliminary valuation analysis of GameSquare and Engine prepared by Oak Hill Securities.
- Reviewed the key terms of newly issued common and warrants of GameSquare through the private placement on October 3, 2022
- Reviewed the press releases of GameSquare and Engine for the 18 months preceding the date of the Opinion.
- Reviewed the trading price of the Company on CSE for the period between December 6, 2021 and December 6, 2022. As can be seen from the chart below, the Company's stock price movement is quite volatile, and the share price has declined from a high of C$0.34 in December 2021 to a low of C$0.08 in October 2022. Overall, trading volumes tend to be very low, with the average daily trading volume being less than 0.09% of total issued shares in the 90-days preceding the date of the Opinion. As of the date of the Opinion, the trading price was C$0.085.


GameSquare Price and Trading Volume - C$
$0.400
$0.350
$0.300
$0.250
$0.200
$0.150
$0.100
$0.050
$0.000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
6/Dec/21
6/Jan/22
6/Feb/22
6/Mar/22
6/Apr/22
6/May/22
6/Jun/22
6/Jul/22
6/Aug/22
6/Sep/22
6/Oct/22
6/Nov/22
6/Dec/22
Trading Volume
Share Price

- Reviewed the trading price of Engine on NASDAQ and TSE for the period between December 6, 2021 and December 6, 2022. As can be seen from the charts below, the Engine's stock price declined significantly in 2022. The share price achieved a high of \$3.47 in December 2021 and then gradually declined to \$0.54 in September 2022. As of the date of the Opinion, the trading price was \$0.53. Overall, trading volumes on the two exchanges tend to be very low, with the average daily trading volume being less than 0.27% of total issued shares in the 90-days preceding the date of the Opinion.


Engine Price and Trading Volume - NASDAQ-US$
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
6/Dec/21
6/Jan/22
6/Feb/22
6/Mar/22
6/Apr/22
6/May/22
6/Jun/22
6/Jul/22
6/Aug/22
6/Sep/22
6/Oct/22
6/Nov/22
6/Dec/22
Trading Volume
Share Price


Engine Price and Trading Volume - TSXV-C$
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
6/Dec/21
6/Jan/22
6/Feb/22
6/Mar/22
6/Apr/22
6/May/22
6/Jun/22
6/Jul/22
6/Aug/22
6/Sep/22
6/Oct/22
6/Nov/22
6/Dec/22
Trading Volume
Share Price

- Reviewed stock market trading data and financial information on the following companies: Endeavor Group Holdings, Inc.; FaZe Holdings Inc.; ESE Entertainment Inc.; Playmaker Capital Inc.; Rivalry Corp.; Enthusiast Gaming Holdings Inc.; Super League Gaming, Inc.; Dolphin Entertainment, Inc.; Enthusiast Gaming Holdings Inc.; Super League Gaming, Inc.; Motorsport Games Inc.; OverActive Media Corp.; Esports

Entertainment Group, Inc.; Magnite, Inc.; PubMatic, Inc.; Similarweb Ltd.; comScore, Inc.; Stagwell Inc.; ZoomInfo Technologies Inc.; Magnite, Inc.; TechTarget, Inc.; Creative Realities, Inc.; UserTesting, Inc.; MiX Telematics Limited; Coveo Solutions Inc.; and NetSol Technologies, Inc.

- Reviewed information on the markets of GameSquare and Engine from a variety of sources.

Limitation and Qualification: Evans & Evans did not visit the offices of GameSquare and Engine.

4.0 Market Overview

4.01 In assessing the fairness of the Proposed Transaction as of the date of the Opinion, Evans & Evans did review the market opportunity for both Companies.

4.02 Electronic sports, or esports, is a form of organized sports competition using multiplayer video games. As video games became more and more popular, world-class e-sports competitions such as the eSports World Convention and the World Cyber Games were formed and started to hold their events and have attracted a huge audience. According to Fortune Business Insights, the global esports market size is expected to increase from US$1.44 billion in 2022 to US$5.48 billion in 2029, representing a compounded annual growth rate ("CAGR") of 21.0%.[1]

4.03 Geographically, North America is dominating the global esports market. North America has made significant progress in digital transformation and has a large community of online gamers. While the esports industry accelerates into the mainstream entertainment market, large corporations around the world began paying close attention to the huge prize pools and the viewership numbers of esports events. During 2021, investments in esports-relevant companies reached nearly US$10.2 billion.[2] The collective amount of prize money in esports tournaments had also increased by 60% to US$201 million in 2021, as the esports industry fully recovered financially from the disruptions caused by the COVID-19 pandemic.[3]

4.04 The esports industry is reaping sizeable economic benefits through sponsorships, sale of rights to broadcasters, fees from publishers, merchandise and ticket sales, digital goods sales, as well as payment from streaming services. In particular, sponsorships are the largest revenue source for the esports industry and are expected to generate revenues of US$837.3 million in 2022.[4] To illustrate, Razer, a leading manufacturer of high-end gaming peripherals and laptops, has been an endemic sponsor of many esports teams and tournaments. In 2013, the Coca-Cola Company announced its partnership with Riot

[1] https://www.globenewswire.com/en/news-release/2022/09/15/2516874/0/en/With-21-0-CAGR-Global-eSports-Market-Size-Worth-USD-5-48-Billion-in-2029.html
[2] https://www.sportsbusinessjournal.com/en/Esports/Sections/Finance/2021/12/Nov-investments
[3] https://www.gamblinginsider.com/news/14591/esports-prize-money-increased-by-60-to-201m-in-2021
[4] https://www.statista.com/statistics/490358/esports-revenue-worldwide-by-segment/

Games. Red Bull is another beverage brand that saw potential in connecting with its users through esports channels and advertising during the live gaming sessions.

4.05 Given the growing popularity of video games among all age groups, as well as the growing number of esports events with large prize pools, more businesses and individuals started to get involved in esports and video game live streaming activities. Companies can gain valuable insights from studying audience profile and behaviors during live streaming sessions. According to eMarketer, over 40% of brands plan to expand their data-driven marketing budgets.[5] For streamers themselves, tracking such important live streaming metrics as repeat traffic, duration of views, unique visitors, geographical breakdown of viewership, and viewer engagement can help them improve their live stream practices.

4.06 The rising prevalence of internet and social media has provided marketers with a wealth of fresh ways to promote their brands, among which influencer marketing is believed to be one of the most effective. The global influencer marketing market was valued at US$10.02 billion in 2021. The market is anticipated to grow at a CAGR of 30.2% to reach US$82.79 billion in 2029.[6] According to Influencer Marketing Hub, as of 2021, there were more than 18,900 firms offering or specializing in influencer marketing services worldwide, a 26% growth over 2020. Software platforms focused on influencer marketing had received more than US$800 million in funding in 2021.[7]

4.07 Digital advertising is now the leading form of advertising. Increased internet coverage and mobile phone penetration have fundamentally changed the ability of advertisers to reach a broad range of consumers. US digital ad spending was estimated to grow by nearly 50% in the next four years, from 2021 to 2025. By 2025, the digital ad market will top $300 billion—more than three-quarters of all media spending. Programmatic makes up a large and growing share of display advertising spending. In 2019, more than 86% of US display advertising spending was transacted programmatically, and that percentage will exceed 91% in 2023.[8]

5.0 Prior Valuations

5.01 The Company represented to Evans & Evans that there have been no formal valuations or appraisals relating to GameSquare, Engine, or any affiliate or any of its material assets or liabilities made in the preceding two years which are in the possession or control of GameSquare or Engine.

6.0 Conditions and Restrictions

6.01 The Opinion is for the Board's internal use only. The Opinion may be shared with the Board's legal advisors, and management of GameSquare at the discretion of the Board.

[5] https://www.forbes.com/sites/forbescommunicationscouncil/2018/03/05/the-rise-of-the-data-driven-marketer-why-its-beneficial-and-how-to-hire-one/?sh=372c9d8c490d

[6] https://www.maximizemarketresearch.com/market-report/global-influencer-marketing-market/63136/

[7] https://influencermarketinghub.com/influencer-marketing-benchmark-report/

[8] https://www.insiderintelligence.com/insights/digital-advertising-market-trends-predictions/

The final Opinion is intended for placement on GameSquare's file. The final Opinion may be included in any materials provided to the Company's shareholders. The final Opinion may be shared with the court approving the Proposed Transaction.

6.02 The Opinion may not be issued to any international stock exchange and/or regulatory authority beyond the Exchange and the U.S. Securities and Exchange Commission.

6.03 The Opinion may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor any tax authority. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter.

6.04 Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

6.05 The Opinion should not be construed as a formal valuation or appraisal of GameSquare, Engine, the combined entity after the Proposed Transaction, or their securities or assets. Evans & Evans, has, however, conducted such analyses as we considered necessary in the circumstances.

6.06 In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Company. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which GameSquare and Engine, as well as their representatives and advisers, have supplied to-date; (ii) our understanding of the terms of the Proposed Transaction; and (iii) the assumption that the Proposed Transaction will be consummated in accordance with the expected terms.

6.07 The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.

6.08 Evans & Evans denies any responsibility, financial, legal, or other, for any use and/or improper use of the Opinion however occasioned.

6.09 Evans & Evans is expressing no opinion as to the price at which any securities of GameSquare, Engine and the combined entity after the Proposed Transaction, will trade on any stock exchange at any time.

6.10 Evans & Evans is expressing no opinion as to whether any alternative transaction might have been more beneficial to the GameSquare Shareholders.

6.11 Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.

6.12 In preparing the Opinion, Evans & Evans has relied upon a letter from management of GameSquare confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Opinion are accurate, correct, and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.

6.13 Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans' conclusions as to the fairness, from a financial point of view to the GameSquare Shareholders of the Proposed Transaction were based on its review of the Proposed Transaction taken as a whole, in the context of all of the matters described under "Scope of Review", rather than on any particular element of the Proposed Transaction or the Proposed Transaction outside the context of the matters described under "Scope of Review". The Opinion should be read in its entirety.

6.14 Evans & Evans was not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of or merger with the Company. Our opinion also does not address the relative merits of the Proposed Transaction as compared to any alternative business strategies or transactions that might exist for the Company, the underlying business decision of the Company to proceed with Proposed Transaction, or the effects of any other transaction in which the Company will or might engage.

6.15 Evans & Evans expresses no opinion or recommendation as to how any GameSquare Shareholder should vote or act in connection with the Proposed Transaction, any related matter, or any other transactions. We are not experts in, nor do we express any opinion, counsel, or interpretation with respect to, legal, regulatory, accounting or tax matters. We have assumed that such opinions, counsel, or interpretation have been or will be obtained by the Company from the appropriate professional sources. Furthermore, we have relied, with the Company's consent, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting and tax matters with respect to the Company and the Proposed

Transaction, and accordingly we are not expressing any opinion as to the value of the Company's tax attributes or the effect of the Proposed Transaction thereon.

6.16 Evans & Evans and all of its Principal's, Partner's, staff or associates' total liability for any errors, omissions, or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

7.0 Assumptions

7.01 In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.

7.02 With the approval of GameSquare and as provided for in the Engagement Letter, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Company or its affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the "Information"). The Opinion is conditional upon such completeness, accuracy, and fair presentation of the Information. In accordance with the terms of the Engagement Letter, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy, or fair presentation of any of the Information.

7.03 Senior officers of GameSquare represented to Evans & Evans that, among other things: (i) the Information (other than estimates or budgets) provided orally by an officer or employee of GameSquare or in writing by GameSquare (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to GameSquare, Engine, their affiliates or the Proposed Transaction, for the purposes of the Engagement Letter, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of GameSquare, Engine, their affiliates or the Proposed Transaction and did not and does not omit to state a material fact in respect GameSquare, Engine, their affiliates or the Proposed Transaction that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of GameSquare, Engine or their associates and affiliates as to the matters covered thereby and such financial estimates and budgets reasonably represent the views of management of GameSquare and Engine; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans

& Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, Engine or any of their affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

7.04 In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Proposed Transaction will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Proposed Transaction are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any documents provided to shareholders with respect to the Company, Engine and the Proposed Transaction will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Proposed Transaction. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

7.05 The Company, Engine, and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Opinion that would affect the evaluation or comment.

7.06 As of September 30, 2022 all assets and liabilities of GameSquare, and as of August 31, 2022 all assets and liabilities of Engine have been recorded in their accounts and financial statements and follow International Financial Reporting Standards.

7.07 There were no material changes in the financial position of the Company and Engine between the date of the financial statements and the date of the Opinion unless noted in the Opinion.

7.08 Representations made by the Company as to the number of shares outstanding and the share structure of the Company and Engine are accurate.

7.09 Engine or the combined entity after the Proposed Transaction is in compliance with Nasdaq listing requirements and the common shares remain listed on Nasdaq.

8.0 Analysis of GameSquare

8.01 In assessing the fairness of the Proposed Transaction, Evans & Evans considered the following analyses and factors, amongst others: (1) current trading price; (2) guideline company analysis; (3) historical financing analysis; and (4) other considerations.

8.02 Evans & Evans reviewed the financial position of GameSquare as of the date of the Opinion. GameSquare was in a positive working capital position; however, it had not yet achieved profitable operations. GameSquare had cash balance of $4 million, and except lease obligation, the Company had no debt as of September 30, 2022. For the period ended September 30, 2022, the Company had negative cash flow from operations, but did however raise fundings through private placements, resulting in an overall cash decrease by $2 million at the end of the period. Based on the operating results in the first nine months of FY2022, the Company issued FY2023 revenue guidance within a range of $45 million to $50 million.

8.03 Evans & Evans assessed the reasonableness of the Proposed Transaction based on a review of the trading price of the Company's shares on the Exchange. As can be seen from the tables below, the trading price was in the range of C$0.075 to C$0.205 per share over the 180-day period prior to the date of the Opinion.

Trading Price - C$	December 6, 2022		
	Minimum	Average	Maximum
10-Days Preceding	$0.085	$0.095	$0.100
30-Days Preceding	$0.080	$0.095	$0.105
90-Days Preceding	$0.075	$0.118	$0.205
180-Days Preceding	$0.075	$0.116	$0.205

As can be seen from the table below, in the 180 trading days preceding the date of the Opinion, approximately 45 million shares of GameSquare were traded, representing 13.4% of the issued and outstanding shares. Average trading volumes were generally less than 251,000 shares per day, indicating large numbers of shareholders' actual ability to realize their shares at the current trading price is unlikely.

Trading Volume		December 6, 2022			
	Minimum	Average	Maximum	Total	%
10-Days Preceding	17,754	126,388	287,000	1,263,878	0.4%
30-Days Preceding	17,754	393,407	2,261,364	11,802,202	3.5%
90-Days Preceding	2,500	294,431	2,261,364	26,498,784	7.9%
180-Days Preceding	0	250,464	2,261,364	45,083,595	13.4%

8.04 Evans & Evans assessed the value of GameSquare based on the guideline public company analysis. Evans & Evans identified 15 guideline companies as outlined in Table 1 below. As shown in Table 1, the identified guideline companies had enterprise value ("EV") to trailing twelve months ("TTM") revenue ranging from 0.25x to 2.62x, EV to next fiscal year ("NFY") revenue multiples ranging from 0.18x to 2.13x.

Table 1 - Identified Guideline Public Companies US$ Millions Company Name	:xchange: Ticker	Market Cap.	Enterprise Value	TTM Revenue	NFY Revenue	EV/ TTM Revenue	EV/ NFY Revenue
Endeavor Group Holdings, Inc.	NYSE:EDR	6,167.62	12,425.46	5,513.25	5,837.65	2.25 (x)	2.13 (x)
FaZe Holdings Inc.	NasdaqCM:FAZE	159.52	115.64	63.72	n/a	1.81 (x)	n/a
ESE Entertainment Inc.	TSXV:ESE	20.75	21.68	35.27	n/a	.61 (x)	n/a
Playmaker Capital Inc.	TSXV:PMKR	68.08	74.82	28.61	42.15	2.62 (x)	1.78 (x)
Rivalry Corp.	TSXV:RVLY	45.26	27.63	12.35	36.89	2.24 (x)	.75 (x)
Enthusiast Gaming Holdings Inc.	TSX:EGLX	110.78	114.71	149.90	184.33	.77 (x)	.62 (x)
IZEA Worldwide, Inc.	NasdaqCM:IZEA	40.45	(1.43)	42.64	53.50	n/a	n/a
Super League Gaming, Inc.	NasdaqCM:SLGG	21.31	24.44	18.75	30.52	1.30 (x)	.80 (x)
Dolphin Entertainment, Inc.	NasdaqCM:DLPN	24.46	33.45	39.87	51.60	.84 (x)	.65 (x)
Skillz Inc.	NYSE:SKLZ	373.99	104.41	335.88	257.96	.31 (x)	.40 (x)
Enthusiast Gaming Holdings Inc.	TSX:EGLX	110.78	114.71	149.90	184.33	.77 (x)	.62 (x)
Super League Gaming, Inc.	NasdaqCM:SLGG	21.31	24.44	18.75	30.52	1.30 (x)	.80 (x)
Motorsport Games Inc.	NasdaqCM:MSGM	6.22	3.70	14.78	20.77	.25 (x)	.18 (x)
OverActive Media Corp.	TSXV:OAM	20.61	28.00	11.34	13.38	2.47 (x)	2.09 (x)
Esports Entertainment Group, Inc.	NasdaqCM:GMBL	8.87	56.14	51.55	52.00	1.09 (x)	1.08 (x)
					Minimum	.25 (x)	.18 (x)
					Average	1.33 (x)	.99 (x)
					Median	1.20 (x)	.77 (x)
					Maximum	2.62 (x)	2.13 (x)

Evans & Evans focused its analysis on the thirteen companies as outlined in Table 2 below selected based on the similarity of business with that of GameSquare. The selected guideline companies had enterprise value EV to TTM revenue ranging from 0.25x to 2.62x, EV to NFY revenue multiples ranging from 0.18x to 2.13x. As of the date of the Opinion, GameSquare was trading at an EV to TTM revenue multiple of 1.70x, EV to NFY revenue multiple of 0.38x which are within the range of the multiples of the guideline companies. Evans & Evans found that the EV to TTM and NFY revenue multiples of 0.54x, and 0.27x, respectively as implied by the Proposed Transaction are within the range of the guideline companies multiples.

Table 2 - Selected Guideline Public Companies US$ Millions Company Name	:xchange: Ticker	Market :apitalization	Enterprise Value	TTM Revenue	NFY Revenue	EV/ TTM Revenue	EV/ NFY Revenue
Endeavor Group Holdings, Inc.	NYSE:EDR	6,167.62	12,425.46	5,513.25	5,837.65	2.25 (x)	2.13 (x)
FaZe Holdings Inc.	NasdaqCM:FAZE	159.52	115.64	63.72	n/a	1.81 (x)	n/a
ESE Entertainment Inc.	TSXV:ESE	20.75	21.68	35.27	n/a	.61 (x)	n/a
Playmaker Capital Inc.	TSXV:PMKR	68.08	74.82	28.61	42.15	2.62 (x)	1.78 (x)
Rivalry Corp.	TSXV:RVLY	45.26	27.63	12.35	36.89	2.24 (x)	.75 (x)
Enthusiast Gaming Holdings Inc.	TSX:EGLX	110.78	114.71	149.90	184.33	.77 (x)	.62 (x)
Super League Gaming, Inc.	NasdaqCM:SLGG	21.31	24.44	18.75	30.52	1.30 (x)	.80 (x)
Dolphin Entertainment, Inc.	NasdaqCM:DLPN	24.46	33.45	39.87	51.60	.84 (x)	.65 (x)
Enthusiast Gaming Holdings Inc.	TSX:EGLX	110.78	114.71	149.90	184.33	.77 (x)	.62 (x)
Super League Gaming, Inc.	NasdaqCM:SLGG	21.31	24.44	18.75	30.52	1.30 (x)	.80 (x)
Motorsport Games Inc.	NasdaqCM:MSGM	6.22	3.70	14.78	20.77	.25 (x)	.18 (x)
OverActive Media Corp.	TSXV:OAM	20.61	28.00	11.34	13.38	2.47 (x)	2.09 (x)
Esports Entertainment Group, Inc.	NasdaqCM:GMBL	8.87	56.14	51.55	52.00	1.09 (x)	1.08 (x)
					Minimum	.25 (x)	.18 (x)
					Average	1.41 (x)	1.05 (x)
					Median	1.30 (x)	.80 (x)
					Maximum	2.62 (x)	2.13 (x)

In assessing the reasonableness of the above, we considered the following:

- There are a limited number of directly comparable public companies, when one considers differentiating factors such as size and market niche.
- No company considered in the analysis is identical to GameSquare.
- An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in the financial and operating characteristics of GameSquare, the Proposed Transaction and other factors that could affect the trading

value and aggregate transaction values of the companies to which they are being compared.

Given the above-noted factors and our analysis of the observed multiples of selected public companies, Evans & Evans considered this approach with current trading price and the precedent transaction analysis, in making the final determination of the fairness of the Proposed Transaction.

8.05 To assess the value of GameSquare, Evans & Evans also applied the historical financing analysis. On October 3, 2022, the Company completed a non-brokered private placement of 29,900,000 units at a price of C$0.14 per unit for gross proceeds of C$4,186,000, equivalent to $3 million. Each unit was comprised of one common share and 0.20669 of a common share warrant exercisable at a price of C$0.20 from September 30, 2023 to September 30, 2027.

Since the price of C$0.14 includes common share and warrant values, Evans & Evans estimated the implied common share value by using a backsolve technique and iterative approach to solve for the total common and warrant value consistent with the price of C$0.14.

8.06 In assessing the value of GameSquare, Evans & Evans relied on a weighting of the above methodologies. In reviewing the value of GameSquare based on a review of guideline public companies and the historical financing analysis, Evans & Evans found GameSquare's current trading price, as of the date of the Opinion was below the values calculated by Evans & Evans.

9.0 Analysis of Engine

9.01 In assessing the fairness of the Proposed Transaction, Evans & Evans considered the following analyses and factors with respect to the market value of Engine amongst others: (1) current trading price; (2) guideline company analysis; and (3) other considerations.

9.02 Evans & Evans reviewed the financial position of Engine as of the date of the Opinion. Engine's net working capital turned from negative balance of $29.7 million as at August 31, 2020 to positive balance of $0.234 million as at August 31, 2022. For the year ended August 31, 2022, Engine had negative cash flow from operations, but did however receive proceeds on disposal of Eden Games, resulting in an overall cash decrease by $6.7 million at the end of the period. Engine had a cash balance of $8.6 million which was very close to the total debt balances of $8.4 million as of August 31, 2022.

9.03 Evans & Evans assessed the value of Engine based on a review of the trading price of the company's shares on the two exchanges. As can be seen from the tables below, the trading price was in the range of $0.525 to $2.250 or C$0.72 to C$2.75 per share over the 180-day period prior to the date of the Opinion. The market capitalization of Engine based on 10-day and 30-day average price prior to the date of the Opinion ranged between $ 9.3 million to $15.0 million or C$12.5 million to C$19.2 million.

Trading Price on Nasdaq - US$		December 6, 2022	
	Minimum	Average	Maximum
10-Days Preceding	$0.525	$0.587	$0.630
30-Days Preceding	$0.525	$0.644	$0.718
90-Days Preceding	$0.525	$0.703	$1.090
180-Days Preceding	$0.525	$0.949	$2.250

Market Capitalization Based on Average Share Price on Nasdaq			
US$			
Days Preceding the Date of Review			
10	30	90	180
$9,280,000	$10,180,000	$11,100,000	$15,010,000

Trading Price on TSE - C$		December 6, 2022	
	Minimum	Average	Maximum
10-Days Preceding	$0.720	$0.789	$0.810
30-Days Preceding	$0.720	$0.866	$0.980
90-Days Preceding	$0.720	$0.922	$1.310
180-Days Preceding	$0.720	$1.213	$2.750

Market Capitalization Based on Average Share Price on TSE			
C$			
Days Preceding the Date of Review			
10	30	90	180
$12,470,000	$13,690,000	$14,570,000	$19,170,000

As can be seen from the table below, in the 180 trading days preceding the date of the Opinion, approximately 8.3 million and 0.71 million shares of Engine were traded on Nasdaq and TSE respectively, representing 56.9% of the issued and outstanding shares. Average trading volumes were generally less than 50,000 shares per day, indicating large numbers of shareholders' actual ability to realize their shares at the current trading price is unlikely.

Trading Volume - Nasdaq			December 6, 2022		
	Minimum	Average	Maximum	Total	%
10-Days Preceding	10,400	29,730	45,900	297,300	1.9%
30-Days Preceding	2,500	38,623	171,500	1,158,700	7.3%
90-Days Preceding	2,400	39,577	171,500	3,561,900	22.5%
180-Days Preceding	2,400	46,021	285,600	8,283,700	52.4%

Trading Volume - TSE			December 6, 2022		
	Minimum	Average	Maximum	Total	%
10-Days Preceding	0	5,309	18,294	53,091	0.3%
30-Days Preceding	0	3,793	18,294	113,800	0.7%
90-Days Preceding	0	3,523	21,387	317,077	2.0%
180-Days Preceding	0	3,920	27,470	705,653	4.5%

9.04 Evans & Evans assessed the value of Engine based on the guideline public company analysis. Evans & Evans identified 15 guideline companies as outlined in Table 1 below.

As shown in Table 1, the identified guideline companies had enterprise value ("EV") to trailing twelve months ("TTM") revenue ranging from 0.48x to 11.92x, EV to next fiscal year ("NFY") revenue multiples ranging from 0.57x to 9.0x.

Table 1 - Identified Guideline Public Companies

US$ Millions Company Name	xchange: Ticker	Market Cap.	Enterprise Value	TTM Revenue	NFY Revenue	EV/ TTM Revenue	EV/ NFY Revenue
Magnite, Inc.	NasdaqGS:MGNI	1,424.55	1,980.41	562.96	557.49	3.52 (x)	3.55 (x)
PubMatic, Inc.	NasdaqGM:PUBM	763.26	625.30	257.64	283.14	2.43 (x)	2.21 (x)
Similarweb Ltd.	NYSE:SMWB	399.87	384.82	182.04	234.83	2.11 (x)	1.64 (x)
comScore, Inc.	NasdaqGS:SCOR	115.93	333.58	374.72	391.00	.89 (x)	.85 (x)
Stagwell Inc.	NasdaqGS:STGW	957.38	3,103.38	2,591.53	2,728.86	1.20 (x)	1.14 (x)
ZoomInfo Technologies Inc.	NasdaqGS:ZI	11,290.29	12,146.69	1,018.70	1,350.23	11.92 (x)	9.0 (x)
Magnite, Inc.	NasdaqGS:MGNI	1,424.55	1,980.41	562.96	557.49	3.52 (x)	3.55 (x)
TechTarget, Inc.	NasdaqGM:TTGT	1,238.04	1,333.88	301.45	306.26	4.42 (x)	4.36 (x)
IZEA Worldwide, Inc.	NasdaqCM:IZEA	40.45	(1.43)	42.64	53.50	n/a	n/a
Creative Realities, Inc.	NasdaqCM:CREX	13.61	30.04	38.26	53.05	.79 (x)	.57 (x)
Mobiquity Technologies, Inc.	NasdaqCM:MOBQ	6.65	10.16	3.91	n/a	2.60 (x)	n/a
UserTesting, Inc.	NYSE:USER	1,065.09	915.03	185.31	229.58	4.94 (x)	3.99 (x)
MIX Telematics Limited	JSE:MIX	171.91	167.36	142.64	160.01	1.17 (x)	1.05 (x)
Coveo Solutions Inc.	TSX:CVO	518.12	323.23	103.15	134.04	3.13 (x)	2.41 (x)
NetSol Technologies, Inc.	NasdaqCM:NTWK	34.71	27.16	56.53	n/a	.48 (x)	n/a
					Minimum	.48 (x)	.57 (x)
					Average	3.08 (x)	2.86 (x)
					Median	2.51 (x)	2.31 (x)
					Maximum	11.92 (x)	9.0 (x)

Evans & Evans focused its analysis on the thirteen companies as outlined in Table 2 below selected based on the similarity of business with that of Engine. The selected guideline companies had enterprise value EV to TTM revenue ranging from 0.48x to 11.92, EV to NFY revenue multiples ranging from 0.57 to 9.0x. As of the date of the Opinion, Engine was trading at an EV to TTM revenue multiple of 0.20x, EV to NFY revenue multiple of 0.15x which are below the range of the multiples of the guideline companies.

Table 2 - Selected Guideline Public Companies

US$ Millions Company Name	xchange: Ticker	Market apitalization	Enterprise Value	TTM Revenue	NFY Revenue	EV/ TTM Revenue	EV/ NFY Revenue
Magnite, Inc.	NasdaqGS:MGNI	1,424.55	1,980.41	562.96	557.49	3.52 (x)	3.55 (x)
PubMatic, Inc.	NasdaqGM:PUBM	763.26	625.30	257.64	283.14	2.43 (x)	2.21 (x)
Similarweb Ltd.	NYSE:SMWB	399.87	384.82	182.04	234.83	2.11 (x)	1.64 (x)
comScore, Inc.	NasdaqGS:SCOR	115.93	333.58	374.72	391.00	.89 (x)	.85 (x)
Stagwell Inc.	NasdaqGS:STGW	957.38	3,103.38	2,591.53	2,728.86	1.20 (x)	1.14 (x)
ZoomInfo Technologies Inc.	NasdaqGS:ZI	11,290.29	12,146.69	1,018.70	1,350.23	11.92 (x)	9.0 (x)
Magnite, Inc.	NasdaqGS:MGNI	1,424.55	1,980.41	562.96	557.49	3.52 (x)	3.55 (x)
TechTarget, Inc.	NasdaqGM:TTGT	1,238.04	1,333.88	301.45	306.26	4.42 (x)	4.36 (x)
Creative Realities, Inc.	NasdaqCM:CREX	13.61	30.04	38.26	53.05	.79 (x)	.57 (x)
UserTesting, Inc.	NYSE:USER	1,065.09	915.03	185.31	229.58	4.94 (x)	3.99 (x)
MIX Telematics Limited	JSE:MIX	171.91	167.36	142.64	160.01	1.17 (x)	1.05 (x)
Coveo Solutions Inc.	TSX:CVO	518.12	323.23	103.15	134.04	3.13 (x)	2.41 (x)
NetSol Technologies, Inc.	NasdaqCM:NTWK	34.71	27.16	56.53	n/a	.48 (x)	n/a
					Minimum	.48 (x)	.57 (x)
					Average	3.12 (x)	2.86 (x)
					Median	2.43 (x)	2.31 (x)
					Maximum	11.92 (x)	9.0 (x)

In assessing the reasonableness of the above, we considered the following:

- There are a limited number of directly comparable public companies, when one considers differentiating factors such as size and market niche.
- No company considered in the analysis is identical to Engine.

- An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in the financial and operating characteristics of Engine, the Proposed Transaction and other factors that could affect the trading value and aggregate transaction values of the companies to which they are being compared.

Given the above-noted factors and our analysis of the observed multiples of selected public companies, Evans & Evans considered this approach with current trading price in making the final determination of the fairness of the Proposed Transaction.

10.0 Analysis of the Resulting Issuer

10.01 In assessing the fairness of the Proposed Transaction, Evans & Evans considered the following analyses and factors with respect to the market value of the combined business of GameSquare and Engine after the Proposed Transaction ("Resulting Issuer").

10.02 Since the combined value of the Companies has the potential to exceed the values arrived at independently and summed together, Evans & Evans assessed the value of the Resulting Issuer based on the guideline public company analysis. Evans & Evans identified 26 guideline companies as outlined in Table 1 below. As shown in Table 1, the identified guideline companies had EV to TTM revenue ranging from 0.25x to 11.92, EV to NFY revenue multiples ranging from 0.18x to 9.0x.

Table 1 - Identified Guideline Public Companies

US$ Millions Company Name	:xchange: Ticker	Market Cap.	Enterprise Value	TTM Revenue	NFY Revenue	EV/ TTM Revenue	EV/ NFY Revenue
Magnite, Inc.	NasdaqGS:MGNI	1,424.55	1,980.41	562.96	557.49	3.52 (x)	3.55 (x)
PubMatic, Inc.	NasdaqGM:PUBM	763.26	625.30	257.64	283.14	2.43 (x)	2.21 (x)
Similarweb Ltd.	NYSE:SMWB	399.87	384.82	182.04	234.83	2.11 (x)	1.64 (x)
comScore, Inc.	NasdaqGS:SCOR	115.93	333.58	374.72	391.00	.89 (x)	.85 (x)
Stagwell Inc.	NasdaqGS:STGW	957.38	3,103.38	2,591.53	2,728.86	1.20 (x)	1.14 (x)
ZoomInfo Technologies Inc.	NasdaqGS:ZI	11,290.29	12,146.69	1,018.70	1,350.23	11.92 (x)	9.0 (x)
Magnite, Inc.	NasdaqGS:MGNI	1,424.55	1,980.41	562.96	557.49	3.52 (x)	3.55 (x)
TechTarget, Inc.	NasdaqGM:TTGT	1,238.04	1,333.88	301.45	306.26	4.42 (x)	4.36 (x)
Creative Realities, Inc.	NasdaqCM:CREX	13.61	30.04	38.26	53.05	.79 (x)	.57 (x)
UserTesting, Inc.	NYSE:USER	1,065.09	915.03	185.31	229.58	4.94 (x)	3.99 (x)
MiX Telematics Limited	JSE:MIX	171.91	167.36	142.64	160.01	1.17 (x)	1.05 (x)
Coveo Solutions Inc.	TSX:CVO	518.12	323.23	103.15	134.04	3.13 (x)	2.41 (x)
NetSol Technologies, Inc.	NasdaqCM:NTWK	34.71	27.16	56.53	n/a	.48 (x)	n/a
Endeavor Group Holdings, Inc.	NYSE:EDR	6,167.62	12,425.46	5,513.25	5,837.65	2.25 (x)	2.13 (x)
FaZe Holdings Inc.	NasdaqCM:FAZE	159.52	115.64	63.72	n/a	1.81 (x)	n/a
ESE Entertainment Inc.	TSXV:ESE	20.75	21.68	35.27	n/a	.61 (x)	n/a
Playmaker Capital Inc.	TSXV:PMKR	68.08	74.82	28.61	42.15	2.62 (x)	1.78 (x)
Rivalry Corp.	TSXV:RVLY	45.26	27.63	12.35	36.89	2.24 (x)	.75 (x)
Enthusiast Gaming Holdings Inc.	TSX:EGLX	110.78	114.71	149.90	184.33	.77 (x)	.62 (x)
Super League Gaming, Inc.	NasdaqCM:SLGG	21.31	24.44	18.75	30.52	1.30 (x)	.80 (x)
Dolphin Entertainment, Inc.	NasdaqCM:DLPN	24.46	33.45	39.87	51.60	.84 (x)	.65 (x)
Enthusiast Gaming Holdings Inc.	TSX:EGLX	110.78	114.71	149.90	184.33	.77 (x)	.62 (x)
Super League Gaming, Inc.	NasdaqCM:SLGG	21.31	24.44	18.75	30.52	1.30 (x)	.80 (x)
Motorsport Games Inc.	NasdaqCM:MSGM	6.22	3.70	14.78	20.77	.25 (x)	.18 (x)
OverActive Media Corp.	TSXV:OAM	20.61	28.00	11.34	13.38	2.47 (x)	2.09 (x)
Esports Entertainment Group, Inc.	NasdaqCM:GMBL	8.87	56.14	51.55	52.00	1.09 (x)	1.08 (x)
					Minimum	.25 (x)	.18 (x)
					Average	2.26 (x)	1.99 (x)
					Median	1.56 (x)	1.14 (x)
					Maximum	11.92 (x)	9.0 (x)

In assessing the reasonableness of the above, we considered the following:

- There are a limited number of directly comparable public companies, when one considers differentiating factors such as size and market niche.

- No company considered in the analysis is identical to the Combined Business.

- An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Combined Business, the Proposed Transaction and other factors that could affect the trading value and aggregate transaction values of the companies to which they are being compared.

Given the above-noted factors and our analysis of the observed multiples of selected public companies, Evans & Evans considered this approach with the other analysis as outlined in section 8.0 and 9.0 in making the final determination of the fairness of the Proposed Transaction.

11.0 Fairness Conclusions

11.01 In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the GameSquare Shareholders as a group and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

11.02 Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date of the Opinion, that the Proposed Transaction is fair, from a financial point of view to the GameSquare Shareholders. In arriving at this conclusion, Evans & Evans considered the following.

a. The Proposed Transaction would bring to GameSquare diversification with respect to the sources of revenues.

b. There would be some potential synergies from i) Engine's technology and know-how in digital marketing, data analysis and programmatic advertising; ii) cross sales among the business units of the two Companies; and iii) improved margins as GameSquare uses certain services of Engine.

c. Listing status on Nasdaq after the Proposed Transaction.

d. GameSquare's 60% interest in the Resulting Issuer was supportive of Evans & Evans analysis in sections 8.0 and 9.0 of the Opinion.

12.0 Qualifications & Certification

12.01 The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1988. For the past 36 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two

firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period, he has been involved in the preparation of over 3,000 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators ("CICBV") and the American Society of Appraisers ("ASA").

Ms. Jennifer Lucas, MBA, CBV, ASA, Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing over 2,500 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

12.02 The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

12.03 The authors of the Opinion have no present or prospective interest in the Companies, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

Evans & Evans

EVANS & EVANS, INC.

APPENDIX “H”
INTERIM ORDER

See attached.

Court File No. CV-23-00693024-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	MONDAY, THE 6TH
	)	
JUSTICE KIMMEL	)	DAY OF FEBRUARY, 2023

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GAMESQUARE ESPORTS INC. AND ENGINE GAMING & MEDIA INC.

INTERIM ORDER

THIS MOTION, made by the Applicant, GameSquare Esports Inc. ("**GameSquare**") for an interim order for advice and directions pursuant to section 182 of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "**OBCA**"), was heard this day by video conference.

ON READING the Notice of Motion, the Notice of Application issued on January 16, 2023, the affidavit of Justin Kenna sworn February 2, 2023 (the "**Affidavit**"), including the Plan of Arrangement, which is attached as Appendix B to GameSquare's draft management information circular (the "**Circular**"), which is attached as Exhibit "A" to the Affidavit, on hearing the submissions of the lawyers for GameSquare and Engine Gaming & Media Inc. ("**Engine**") and on

being advised that the Director under the OBCA (the "**Director**") does not consider it necessary to appear,

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that GameSquare is permitted to call, hold and conduct a special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of common shares and proportionate voting shares (the "**Shares**") in the capital of GameSquare to be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1445 on March 8, 2023, at 10:00 a.m. (Toronto Time) in order for the Shareholders, among other things, to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "**Arrangement Resolution**"), a copy of which is found at Appendix "A" of the Circular, which is attached as Exhibit "A" to the Affidavit.

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Shareholders, which accompanies the Circular (the "**Notice of Meeting**"), and the articles and by-laws of GameSquare subject to what is provided hereafter and subject to further order of this Court.

4. THIS COURT ORDERS that the record date (the "**Record Date**") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting in respect of the Arrangement Resolution shall be the close of business (Toronto time) on January 23, 2023.

5. THIS COURT ORDERS that the only persons entitled to speak at the Meeting shall be:

(a) the Shareholders or their respective proxyholders;

(b) the officers, directors, auditors and advisors of GameSquare;

(c) authorized representatives and advisors of Engine;

(d) the Director; and

(e) other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that GameSquare may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by GameSquare and that the quorum for the transaction of business at the Meeting shall be two persons present each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that GameSquare is authorized to make, subject to the terms of the Arrangement Agreement between GameSquare and Engine dated December 7, 2022 (the "**Arrangement Agreement**"), and paragraph 9 below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same: (i) are to correct clerical errors, (ii) would not, if disclosed, reasonably

be expected to affect a Shareholder's decision to vote, or (iii) are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement are made after initial notice is provided as contemplated in paragraph 8 above, which would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by e-mail, press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as GameSquare may determine.

Amendments to the Circular

10. THIS COURT ORDERS that GameSquare is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments, Postponements and Change of Venue

11. THIS COURT ORDERS that GameSquare, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn, postpone or change the venue of the Meeting on one or more occasions without the necessity of first convening the Meeting or

first obtaining any vote of the Shareholders respecting the adjournment, postponement, or change of venue, and notice of any such adjournment, postponement or change of venue shall be given by such method as GameSquare may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments, postponements or changes of venue.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, GameSquare shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as GameSquare may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**"), to the following:

(a) the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending but including the date of the Meeting, by one or more of the following methods:

   (i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of GameSquare, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to GameSquare;

   (ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or by e-mail or other electronic transmission to any Shareholder, who is identified to the satisfaction of GameSquare, who requests such transmission in writing, and if required by GameSquare, who is prepared to pay the charges for such transmission;

(b) the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*; and

(c) the respective directors and auditors of GameSquare and to the Director appointed under the OBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or by e-mail or other electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending but including the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that, in the event that GameSquare elects to distribute the Meeting Materials, GameSquare is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by GameSquare to be necessary or desirable (collectively, the "**Court Materials**") to holders of outstanding options to purchase Shares ("**Options**"), holders of Restricted Share Units of GameSquare ("**RSUs**") and holders of GameSquare warrants ("**Warrants**") by any method permitted for notice to Shareholders as set forth in subparagraphs 12(a) or 12(b), above, or by e-mail or other electronic transmission, concurrently with the distribution described in paragraph 12

of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of GameSquare or its registrar and transfer agent at the close of business on the Record Date.

14. THIS COURT ORDERS that accidental failure or omission by GameSquare to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of GameSquare, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of GameSquare, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that GameSquare is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as GameSquare may determine in accordance with the terms of the Arrangement Agreement ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by e-mail, press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as GameSquare may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials and the Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof

need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that GameSquare is authorized to use the letter of transmittal and form of proxy substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as GameSquare may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. GameSquare is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. GameSquare may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if GameSquare deems it advisable to do so.

18. THIS COURT ORDERS that registered Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA must be deposited with GameSquare's registrar and transfer agent as set out in the Circular to be received not later than 10:00 a.m. (Toronto Time) on March 6, 2023 or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Meeting is reconvened or held, unless the Chair of the Meeting determines to waive or extend the deadline, in his or her sole discretion.

Voting

19. THIS COURT ORDERS that the only persons entitled to vote in person (or virtually) or represented by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Forms of proxy that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and one hundred votes per proportionate voting share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be approved, with or without variation, at the Meeting by:

(a) an affirmative vote of at least two-thirds ($66^2/_3$%) of the votes cast on the Arrangement Resolution by Shareholders, voting as a single class, present in virtually or represented by proxy at the Meeting; and

(b) a simple majority of the votes cast on the Arrangement Resolution by Shareholders other than those excluded for the purposes of such vote under Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* (**"MI 61-101"**) present in person (or virtually) or represented by proxy at the Meeting.

Such votes shall be sufficient to authorize GameSquare to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval

by the Shareholders or holders of Options, RSUs or Warrants, subject only to final approval of the Arrangement by this Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting GameSquare (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each common share and one hundred votes for each proportionate voting share held.

Dissent Rights

22. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any registered Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to GameSquare in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by GameSquare c/o Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9, Attention: Ryan Morris or by e-mail at: ryan.morris@blakes.com to be received no later than 5:00 p.m. (Toronto time) on March 6, 2023 or 5:00 p.m. (Toronto time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Court.

23. THIS COURT ORDERS that any registered Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to GameSquare in consideration for a payment of cash from GameSquare equal to such fair value; or

ii) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall GameSquare, Engine, or any other person be required to recognize such Shareholders as holders of Shares at or after the date upon which the Arrangement becomes effective, and the names of such Shareholders shall be deleted from GameSquare's register of holders of Shares at that time.

Hearing of Application for Approval of the Arrangement

24. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, GameSquare may apply to this Court for final approval of the Arrangement.

25. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good

and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27 herein.

THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for GameSquare, with a copy to counsel for Engine, as soon as reasonably practicable and, in any event, no less than four (4) business days before the hearing of this Application at the following addresses:

BLAKE, CASSELS & GRAYDON LLP
199 Bay Street, Suite 4000
Commerce Court West
Toronto, ON M5L 1A9

Attention: Ryan A. Morris
ryan.morris@blakes.com
Lawyers for GameSquare Esports Inc.

FOGLER RUBINOFF LLP
77 King Street West, Suite 3000
TD Centre North Tower
Toronto, ON M5K 1G8

Attention: W. Ross MacDougall
rmacdougall@foglers.com
Lawyers for Engine Gaming & Media Inc.

26. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) GameSquare;

(b) Engine;

(c) the Director; and

(d) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

27. THIS COURT ORDERS that any materials to be filed by GameSquare in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

28. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Service and Notice

29. THIS COURT ORDERS that GameSquare and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to GameSquare's Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the *Electronic Commerce Protection Regulations*, Reg. 81000-2-175 (SOR/DORS).

Precedence

30. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares,

Options, RSUs, Warrants or the articles or by-laws of GameSquare, this Interim Order shall govern.

Extra-Territorial Assistance

31. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory, or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

32. THIS COURT ORDERS that GameSquare shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Kimmel J.

Digitally signed by Jessica Kimmel
Date: 2023.02.06 16:49:07 -05'00'

Court File No. CV-23-00693024-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED
AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GAMESQUARE ESPORTS INC. AND ENGINE GAMING & MEDIA INC.

ONTARIO
SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST

Proceeding commenced at Toronto

INTERIM ORDER

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Ste. 4000
Commerce Court West
Toronto, ON M5L 1A9

Ryan A. Morris LSO# 50831C
Tel: (416) 863-2176
Email: ryan.morris@blakes.com

Lawyers for the Applicant,
GameSquare Esports Inc.

APPENDIX "I"
NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

Court File No. CV-22-

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

B E T W E E N:

(Court Seal)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GAMESQUARE ESPORTS INC. AND ENGINE GAMING & MEDIA INC.

NOTICE OF APPLICATION

TO THE RESPONDENT

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing
☐ In person
☐ By telephone conference
☒ By video conference

at the following location:

To be provided by the Court.

Please advise if you intend to join the hearing by emailing Ryan Morris at ryan.morris@blakes.com.

On Monday, Wednesday, March ~~1~~, 13 2023, at ~~12:00 p.m.~~, 10:00 a.m. before the Honourable Justice ~~Osborne~~. Steele.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date January 16, 2023 Issued by ______________________
Local Registrar

Address of court office: Superior Court of Justice
330 University Avenue, 9th Floor
Toronto ON M5G 1R7

TO: All Holders of Common Shares in the capital of GameSquare Esports Inc.

AND TO: All Holders of Proportionate Voting Shares in the capital of GameSquare Esports Inc.

AND TO: All Holders of Options to purchase Common Shares in the capital of GameSquare Esports Inc.

AND TO: All Holders of Restricted Share Units of GameSquare Esports Inc.

AND TO: All Holders of GameSquare Esports Inc. Warrants

AND TO: The Directors of GameSquare Esports Inc.

AND TO: The Auditor for GameSquare Esports Inc.

AND TO: The Director Appointed under the OBCA

TO: **FOGLER RUBINOFF LLP**
Barristers and Solicitors
77 King Street West, Suite 3000
TD Centre North Tower
Toronto, ON M5K 1G8

W. Ross MacDougall LSO #49840A
Tel: (416) 864-7604
rmacdougall@foglers.com

Lawyers for Engine Gaming & Media Inc.

APPLICATION

1. The Applicant, GameSquare Esports Inc. ("**GameSquare**") makes application for:

   (a) an order pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended (the "**OBCA**"), approving a Plan of Arrangement (the "**Plan of Arrangement**") proposed by GameSquare and described in the GameSquare Management Information Circular (the "**Circular**"), which Circular will be attached as an exhibit to the affidavit to be filed in support of this Application, and which Arrangement will result in, among other things, the acquisition by Engine Gaming & Media Inc. ("**Engine**") of all of the issued and outstanding common shares in the capital of GameSquare (the "**Shares**");

   (b) an interim order for the advice and directions of this Court pursuant to subsection 182(5) of the OBCA with respect to the Plan of Arrangement and this Application (the "**Interim Order**");

   (c) an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

   (d) such further and other Relief as to this Honourable Court may seem just.

2. The grounds for the application are:

   (a) GameSquare is organized pursuant to the laws of Ontario and operates as an international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. The Shares are listed and traded

on the Canadian Securities Exchange under the symbol "GSQ", the OTCQB Venture Market in the United States under the symbol "GMSQF" and the Frankfurt Stockholm Exchange under the symbol "29Q1";

(b) Engine is a corporation organized under the laws of British Columbia and provides live streaming data and social analytics, influencer relationship management and monetization and programmatic advertising to the world's largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies. Engine's shares are listed and traded on the TSX Venture Exchange, the Nasdaq and the OTCQB under the symbol "GAME";

(c) pursuant to the Plan of Arrangement, in summary:

   (i) Engine will acquire all of the Shares for Consideration per Share of such number of shares in the capital of Engine (each and "**Engine Share**") as is equal to the Exchange Ratio set out in the Plan of Arrangement (the "**Share Consideration**");

   (ii) outstanding options to purchase Shares (each an "**Option**") shall be transferred to Engine for such number of options to purchase Engine Shares equal to the Exchange Ratio set out in the Plan of Arrangement multiplied by the number of Shares issuable on the exercise of such Option immediately prior to the Effective Time for an exercise price per Engine Share equal to the exercise price per share of such Option immediately prior

to the Effective Time divided by the Exchange Ratio and each Option shall immediately be cancelled;

(iii) GameSquare restricted share units (each a "**RSU**") shall be transferred to Engine for such number of replacement restricted share units of Engine equal to the Exchange Ratio set out in the Plan of Arrangement multiplied by the number of Shares issuable on the settlement of such RSUs, reduced by any required withholding, and each RSU shall immediately be cancelled; and

(iv) GameSquare warrants (each a "**Warrant**") shall be transferred to Engine for a warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio set out in the Plan of Arrangement multiplied by the number of Shares issuable on the exercise of such Warrant immediately prior to the Effective Time for an exercise price per Engine Share equal to the exercise price per share of such Warrant immediately prior to the Effective Time divided by the Exchange Ratio and each Warrant shall immediately be cancelled.

(d) the Arrangement is an "arrangement" within the meaning of subsection 182(1) of the OBCA;

(e) all statutory requirements for an arrangement under the OBCA either have been fulfilled or will be fulfilled by the date of the return of the Application;

(f) the directions set out and the approvals required pursuant to any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained by the return date of this Application;

(g) the Arrangement is put forward in good faith for a *bona fide* business purpose, and has a material connection to the Toronto Region;

(h) the Arrangement is fair and reasonable, and it is appropriate for this Court to approve the Arrangement;

(i) if made, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of section 3(a)(10) of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement;

(j) section 182 of the OBCA;

(k) National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*;

(l) Rules 3.02(1), 14.02 and (3), 16.04(1), 16.08, 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

(m) such further and other grounds as the lawyers may advise and this Court may permit.

3. The following documentary evidence will be used at the hearing of the application:

(a) such Interim Order as may be granted by this Court;

(b) the affidavit of a representative of GameSquare, to be sworn, and the exhibits thereto;

(c) such further affidavit(s) on behalf of the Applicant reporting as to the compliance with any Interim Order of this Court and as to the result of the Meeting; and

(d) such further and other evidence as the lawyers may advise and this Court may permit.

4. This Notice of Application will be sent to all registered holders of Shares, Proportionate Voting Shares, Options, RSUs and Warrants at the address of each holder as shown on the books and records of GameSquare on the day fixed as the record date for the Meeting or as this Court may direct in the Interim Order, pursuant to rule 17.02(n) of the *Rules of Civil Procedure* in the case of those holders whose addresses, as they appear on the books and records of GameSquare, are outside Ontario.

January 16, 2022

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Suite 4000
Commerce Court West
Toronto ON M5L 1A9

Ryan A. Morris LSO #50831C
Tel: (416) 863-2176
ryan.morris@blakes.com

Lawyers for the Applicant,
GameSquare Esports Inc.

Court File No. CV-23-

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED
AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GAMESQUARE ESPORTS INC. AND ENGINE GAMING & MEDIA INC.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
199 Bay Street, Suite 4000
Commerce Court West
Toronto ON M5L 1A9

Ryan A. Morris LSO #50831C
Tel: 416-863-2176
ryan.morris@blakes.com

Lawyers for the Applicant,
GameSquare Esports Inc.

APPENDIX "J"
COMPARISON OF RIGHTS UNDER THE OBCA AND THE BCBCA

The OBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangements which may be of importance to them.

Capitalized terms used in this Appendix "J" – *"Comparison of Rights Under the OBCA and the BCBCA"* shall have the meanings set out under the heading *"Glossary of Terms"* in the Circular.

Charter Documents

Under the BCBCA, the charter documents consist of a "notice of articles," which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and "articles" which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation's registered and records office.

Under the OBCA, a corporation's charter documents consist of "articles of incorporation," which set forth the name of the corporation and the amount and type of authorized capital, and the "by-laws," which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation's registered office, or at another location designated by the corporation's directors.

Sale of Business or Assets

Under the BCBCA, the directors of a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation's business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a "special majority", which means the majority specified in a corporation's articles, if such specified majority is at least 66 ⅔% and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least 66 ⅔% of the votes cast on the resolution.

The OBCA requires approval of the holders of 66 ⅔% of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation's articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholders approve the adoption of the amalgamation agreement by way of a special resolution.

Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than 66 ⅔% of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a) alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b) adopt an amalgamation agreement;

(c) approve an amalgamation under Division 4 of Part 9 of the BCBCA;

(d) approve an arrangement, the terms of which arrangement permit dissent;

(e) authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation's undertaking; or

(f) authorize the continuation of the corporation into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The OBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a) amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation;

(d) be continued under the laws of another jurisdiction; or

(e) sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a) any act or omission of a corporation or its affiliates effects or threatens to effect a result;

(b) the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any securityholder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate's directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation's assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its Subsidiaries. The complainant must provide the directors of the corporation or its Subsidiary with fourteen days' notice of the complainant's intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its Subsidiary are defendants in the action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable Securities Laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident's proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders' Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose or by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meaning of "Insolvent"

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, "insolvent" is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of "insolvent" from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation's assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation's assets would be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders' proposals than the OBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least two years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation's voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

The OBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of a proposal.

Compulsory Acquisition

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the OBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder's securities on the same terms contained in the original offer.

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

GAMESQUARE